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GAMEFLY, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 8, 2010

Registration No. 333-164821

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GAMEFLY, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7841 (Primary Standard Industrial Classification Code Number)	04-3700336 (I.R.S. Employer Identification No.)

GameFly, Inc.
5340 Alla Road, Suite 110
Los Angeles, CA 90066
(310) 664-6400
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

David Hodess
President and Chief Executive Officer
GameFly, Inc.
5340 Alla Road, Suite 110
Los Angeles, CA 90066
(310) 664-6400
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to
Glen R. Van Ligten, Esq. Louis D. Soto, Esq. Orrick Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025 Telephone: (650) 614-7400 Facsimile: (650) 614-7401	Mark Mihanovic, Esq. McDermott Will & Emery LLP 2049 Century Park East, 3800 Los Angeles, California 90067 Telephone: (310) 277-4110 Facsimile: (310) 277-4730

Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effectiveness of this Registration Statement.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.0001 par value per share	$50,000,000	$3,565(3)

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares which the underwriters have the option to purchase to cover overallotments, if any.

(3)
Previously paid.

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                        , 2010

PROSPECTUS

                                    Shares

GameFly, Inc.

Common Stock

              This is GameFly, Inc.'s initial public offering. We are selling                                    shares of our common stock and the selling stockholders are selling                                    shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

              We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. After we determine the public offering price, we expect that the shares will trade on the NASDAQ Global Market under the symbol "GFLY."

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

              The underwriters may also purchase up to an additional                                    shares from us, and up to an additional                                    shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                                    , 2010.

BofA Merrill Lynch	Piper Jaffray

Cowen and Company	William Blair & Company

The date of this prospectus is                                    , 2010.

GAMEFLY.COM®

Games Delivered

GAMEFLY
GF

Video Game Rentals Delivered

- Over 7,000 titles
- No late fees
- Free shipping
- Cancel anytime

Pick Your Games Online
We Mail Them to You
Play Games as Long as You Want
Return Games and Get More From Your List

              You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

              No action has been or will be taken in any jurisdiction by us or any underwriter that would permit a public offering of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and sale of our common stock and the distribution of this prospectus outside the United States. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to "dollars" and "$" are to U.S. dollars.

              Market data used throughout this prospectus was obtained from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Consultant surveys and industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness

i

of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys and market research, which we believe to be reliable, based upon our management's knowledge of the industry, have not been independently verified.

              "GameFly," "Game Answers," "Cheat Freak," "FileShack," "ShackNews," "CheatServer" and "GameStrata" and their respective logos are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Company

              We are a leading online video game rental subscription service with more than 422,000 subscribers in the United States as of March 31, 2010. We provide our subscribers access to a comprehensive library of over 7,000 titles covering all major video game and handheld game consoles. We deliver video games to our subscribers via First-Class Mail. There are over 100 million people that play console video games in the United States, according to the 2009 Gamer Segmentation Report published by The NPD Group, or NPD. We believe that online rental subscriptions will constitute a growing percentage of total video game-related expenditures and that our subscription service presents a compelling alternative for video game players who have historically either purchased video games or rented them from traditional retailers.

              Our subscription service has grown rapidly since its launch in 2002. We believe our growth has been driven by the compelling value proposition of our subscription model, extensive selection of titles, high level of customer service and effective marketing programs, as well as the increase in the installed base of video game consoles. We purchase nearly every new title upon its initial release in the United States. In addition, we continue to carry in our inventory approximately 94% of all titles that have been released across multiple generations of the major video game platforms since the inception of our company. As evidence of the demand for video games well after their initial release dates, more than 50% of the video games rented through our subscription service during the 12 months ended March 31, 2010 consisted of titles at least six months old.

              Our subscription service allows subscribers to have one or more video games out concurrently with no due dates, late fees or shipping charges for a fixed monthly fee. Subscribers select titles on our website, www.gamefly.com, receive video games via First-Class Mail and return them to us at their convenience using our prepaid mailers. Subscribers also have the option to purchase a video game they are currently renting through our "Keep" feature. Unless a subscriber decides to "Keep" a game, the subscriber can hold the game for as long as the subscriber desires without any obligation to purchase the game or pay any late fee or shipping charges. Upon confirmation that a video game has been returned or that a subscriber has elected to "Keep" a video game, we mail the next available game in a subscriber's GameQ, a subscriber's personal wish list of titles. We believe a significant value we offer to our subscribers is the ability to rent video games before they buy them. According to our August 2009 survey of subscribers, "try before you buy" ranks as the most important feature of the GameFly service. In addition to selling video games through our "Keep" feature, we also sell new and previously rented video games to our subscribers and others through www.gamefly.com.

              To complement our subscription service and video game sales, we operate a network of advertising-supported websites that provide video game content and information. Our network of websites currently attracts approximately 4.4 million monthly unique visitors, most of whom are not subscribers. We focus on providing these visitors with video game-specific content to enhance their video game experience, which we believe increases our subscriber satisfaction and enables us to attract new subscribers. We have attracted advertisers who seek to reach the 18-34-year-old male demographic.

              Our revenues increased from $15.8 million in the fiscal year ended March 31, 2005 to $101.5 million in the fiscal year ended March 31, 2010. Our subscriber base increased from approximately 74,000 as of March 31, 2005 to more than 422,000 as of March 31, 2010. In the fiscal year ended March 31, 2010, rental revenues constituted 98% of our revenues and advertising and other revenues constituted 2% of our revenues, respectively. Our net income decreased from $4.1 million in the fiscal year ended March 31, 2009 to $0.5 million in the fiscal year ended March 31, 2010 primarily due to an income tax benefit of $3.8 million in fiscal 2009 resulting primarily from the reversal of our valuation allowance for our deferred tax assets.

Industry Overview

              There are over 100 million people that play console video games in the United States, according to the 2009 Gamer Segmentation Report published by NPD. International Data Corporation, or IDC, estimates that there were approximately 200 million installed video game consoles (including handheld units) in North America at the end of 2009, a number that is estimated by IDC to increase to almost 260 million by the end of 2013. According to IDC, the installed base of Sony PlayStation 3, Microsoft Xbox 360 and Nintendo Wii video game consoles is expected to grow from over 44 million consoles in 2008 to approximately 131 million consoles in 2013. According to a 2009 survey conducted by Frank N. Magid Associates, console gaming and Internet usage are the top two leisure activities for males in the United States between the ages of 18 and 34. North American video game hardware and software sales surpassed $29 billion in 2008 and are projected to grow at a rate of approximately 8% annually to $43 billion in 2013, according to IDC. Sales of video game software constituted approximately $20 billion, or 68%, of this market in 2008.

Subscriber Benefits

              Our solution provides the following benefits to our subscribers:

  •
  Value.  We offer our video game rental service on a subscription basis, significantly reducing the consumer's up-front cost associated with buying a new game. Through our subscription plans, subscribers can have one or more titles out concurrently with no due dates, late fees or shipping charges, for prices starting at $15.95 per month, which is significantly less than the suggested retail price of a newly released video game. Using our service, a subscriber can try a video game for as long as he or she desires and then choose to return or purchase it. Our average subscriber rents approximately 22 video games per year from us at a cost less than the purchase price of five new video games at an average price of $60.

  •
  Wide selection.  We offer over 7,000 video game titles for Microsoft's Xbox 360 and Xbox, Sony's PlayStation 3, PlayStation 2 and PSP, and Nintendo's Wii, GameCube, DS and Game Boy Advanced consoles. Our library contains numerous copies of popular new releases, as well as many older "back-catalog" games that are generally less accessible in most video game rental and retail stores. We believe we are one of the few rental providers of console games that offers a broad selection of titles for previous generation platforms, giving us an advantage over traditional retailers and expanding our addressable market. Many of our subscribers play video games well after they have been released, leading us to believe that the availability of "back-catalog" games is an important differentiator of our service.

  •
  Convenience.  Subscribers can easily select titles by building and modifying their GameQ, a personalized wish list or queue, of video game titles on our website. We create a unique experience for subscribers by personalizing our website to each subscriber's console type and selection history. Once selected, titles are sent to subscribers' homes through the U.S. Postal Service and returned to us in prepaid mailers. Subscribers also have the option to purchase a video game that they are currently renting through our "Keep" feature. Upon confirmation that a title has been returned or that a subscriber has elected to "Keep" a video game, we automatically mail the next available game in his or her GameQ.

Strategy

              Our objective is to extend our position as a leading online video game rental subscription service and to become a premier provider of video game content and information. In order to achieve our objective, we intend to:

  •
  Capitalize on a large and underpenetrated market.  We believe there is a large and untapped customer base for our subscription service and that an increased investment in marketing will allow us to further penetrate this market. According to the 2009 Gamer Segmentation Report published by NPD, there are over 100 million people who play console video games in the United States. There are two distinct segments within this market that we intend to target to drive our business:

    •
    Core customers.  According to our August 2009 survey of subscribers, approximately 64% of our subscribers fall into the 18-34-year-old male demographic. According to NPD, there are more than 21 million console video game players in this segment. With our low 1% penetration rate, we believe that this segment continues to represent a large addressable market for our subscription service.

    •
    Families.  A small portion of our subscribers are families. As a result of the introduction of new video games and video game consoles that appeal to families, such as the Nintendo Wii, we believe that this segment of the market is emerging as a potentially large subscriber base for us. To date, a relatively small portion of our marketing spending has been targeted toward families. We intend to increase our marketing expenditures targeted at this group.

  •
  Further improve the subscriber experience.  We regularly add new features to make it easier for our subscribers to use our service. For example, we recently introduced our GameCenter iPhone application, which allows our subscribers to update their GameQ and access relevant video game-related content and information on their iPhones. We have also updated our e-commerce capability to enable visitors to purchase multiple new and previously rented video games in a single transaction. To help ensure our subscribers receive video games quickly, we utilize proprietary technology to manage the process and distribution of approximately 48,000 video games per day from our distribution centers. Our software automates the process of tracking and routing titles to and from each of our distribution centers and allocates order responsibilities among them. We regularly monitor, test and seek to improve the efficiency of our distribution, processing and inventory management systems. We intend to add additional distribution centers to enhance the efficiency of our distribution network and to decrease the delivery time of video games to our subscribers.

  •
  Build our community.  In addition to serving more than 422,000 subscribers, our website www.gamefly.com attracts an average of 2.7 million monthly unique visitors. In order to build a community among these visitors, we have developed and continue to add features and content that enable us and our community to post reviews, ratings and other video game-related content. We believe this community enables us to engage with visitors, enhances loyalty and retention among our current subscribers and attracts new subscribers.

  •
  Expand GameFly Media.  In addition to www.gamefly.com, we operate a network of additional video game-related websites including www.shacknews.com, www.fileshack.com, www.cheatfreak.com, www.consolecheatcodes.com, www.cheatserver.com, www.gameanswers.com and www.ponged.com. Our websites provide relevant content and information, such as industry-specific news, video game tips and cheat codes, screenshots and trailers of new titles, and game reviews and ratings to the video game community. Our websites are designed to enable our visitors to make informed decisions when purchasing or renting video games and enhance their overall video game experience. By developing or acquiring additional websites with video game-related content, we intend to grow our advertising revenue.

  •
  Expand distribution and delivery channels. In November 2009, we started selling new video games on our website and we intend to grow this service. We also intend to expand the channels through which we deliver video games to subscribers. For example, we are currently piloting a kiosk program with two national retailers that enables consumers to rent or buy video games from kiosks located in retail outlets. We also intend to increase the number of games consumers can play online and download from our network of websites, including www.ponged.com and www.fileshack.com.

  •
  Expand GameFly mobile presence.  In September 2008, we enabled our subscribers to access www.gamefly.com from their mobile devices in order to search for video games and manage their GameQ. Since the launch of these mobile enhancements, monthly mobile visits to our website have grown at an average of 16% per month. In October 2009, we launched our GameCenter iPhone application, which allows our subscribers to manage their subscriptions and enables any visitor to easily access relevant video game-related content, news and information on their iPhones. We intend to continue the development of our GameCenter iPhone application and develop other mobile applications in order to grow our advertising revenue, increase our subscriber base and lower our churn rate.

Risk Factors

              Our business is subject to numerous risks and uncertainties, as discussed more fully in the section entitled "Risk Factors" beginning on page 10 of this prospectus, which you should read in its entirety.

Corporate Information

              We were incorporated in the state of Delaware on April 15, 2002 under the name GameFly, Inc.

              Our principal executive offices are located at 5340 Alla Road, Suite 110, Los Angeles, CA 90066 and our telephone number is (310) 664-6400. Our website address is www.gamefly.com. The information contained on our website is not part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. Unless the context requires otherwise, in this prospectus the words "GameFly," "Company," "we," "our" and "us" refer to GameFly, Inc.

THE OFFERING

Common stock offered:
By GameFly, Inc.	shares
By the selling stockholders	shares
Total offering	shares
Common stock to be outstanding after this offering	shares
Overallotment option

The underwriters have an option to purchase a maximum of            additional shares of common stock from us and the selling stockholders to cover overallotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We expect the net proceeds to us from this offering, after expenses, to be approximately $             million based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. There are no agreements, understandings or commitments with respect to any such acquisition or investment at this time.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to             shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See "Dividend Policy."
Risk factors

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	"GFLY"

              The number of shares of our common stock outstanding after this offering is based on 15,419,838 shares outstanding as of March 31, 2010, and excludes:

  •
  4,276,240 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010 to purchase our common stock granted pursuant to the GameFly 2002 Stock Plan, as amended, or 2002 Stock Plan, at a weighted average exercise price of $2.32 per share;

  •
  330,688 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2010 at a weighted average exercise price of $2.37 per share;

  •
  an aggregate of 33,933 shares of common stock available for issuance as of March 31, 2010 under the 2002 Stock Plan; and

  •
  1,500,000 shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2010 Omnibus Equity Incentive Plan, or 2010 Plan, which we plan to adopt in connection with this offering.

              Except as otherwise indicated, information in this prospectus reflects or assumes the following:

  •
  that our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect at or prior to completion of this offering, are in effect;

  •
  the automatic conversion of all of our outstanding preferred stock into an aggregate of 9,933,711 shares of common stock upon completion of this offering;

  •
  no exercise of the underwriters' overallotment option to purchase up to            additional shares of our common stock; and

  •
  an initial public offering price of $            per share, the mid-point of the range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

              The following tables summarize the consolidated financial data for our business. You should read this summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

              We derived the consolidated statements of operations data for the fiscal years ended March 31, 2008, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

              Pro forma basic net income (loss) per share has been calculated assuming the conversion of all outstanding shares of our preferred stock into 9,933,711 shares of common stock upon the completion of this offering. The balance sheet data as of March 31, 2010 is presented:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into 9,933,711 shares of common stock upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect the pro forma adjustments and the sale by us of                        shares of common stock offered by this prospectus at the initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Fiscal Year Ended March 31,
	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenues:
Base subscription	$55,303	$71,756	$87,844
Previously rented product	9,171	10,786	11,111

Total rental revenues	64,474	82,542	98,955
Advertising and other	1,672	2,128	2,511

Total revenues	66,146	84,670	101,466

Cost of revenues:
Rental(1)	36,658	45,140	53,561
Advertising and other	238	202	976

Total cost of revenues	36,896	45,342	54,537

Gross profit	29,250	39,328	46,929

Operating expenses:
Fulfillment(2)	6,424	8,780	9,746
Technology and development(2)	3,636	6,542	7,409
Marketing(2)	13,526	17,521	19,105
General and administrative(2)	3,065	3,592	5,397
Depreciation and amortization	724	1,175	1,501
Impairment of acquired website	—	668	—
Impairment of goodwill	—	449	1,500

Total operating expenses	27,375	38,727	44,658

Operating (loss) income	1,875	601	2,271

Other income (expense):
Interest income	199	68	7
Interest expense	(329)	(225)	(233)
Change in fair value of warrants	—	—	(648)
Other—net	(57)	(164)	(28)

Total other income (expense)	(187)	(321)	(902)

Income (loss) before income tax (provision) benefit	1,688	280	1,369
Income tax (provision) benefit	(60)	3,780	(916)

Net income (loss)	$1,628	$4,060	$453
Undistributed income attributable to preferred stockholders	(1,628)	(3,276)	(453)

Net income (loss) available to common stockholders	$—	$784	$—

Net income (loss) per share:
Basic	$—	$0.16	$—

Diluted	$—	$0.10	$—

Weighted average shares outstanding:
Basic	4,551,307	4,893,713	5,330,384
Diluted	4,551,307	7,824,282	8,433,383
Pro forma net income (loss) per share (unaudited):
Basic			$0.03

Diluted			$0.02

Pro forma weighted average shares outstanding used in calculating net income (loss) per share (unaudited):
Basic			15,226,293
Diluted			18,329,292

(1)
Amortization of video game library included in the above line item:

	Fiscal Year Ended March 31,
	2008	2009	2010
	(in thousands)
Amortization of video game library	$11,637	$13,455	$19,947
(2)
Stock-based compensation, including the impact of warrants and options, included in the above line items:

	Fiscal Year Ended March 31,
	2008	2009	2010
	(in thousands)
Fulfillment	$69	$88	$74
Technology and development	109	478	325
Marketing	82	165	901
General and administrative	82	109	264

Total stock-based compensation expense	$342	$840	$1,564

	Fiscal Year Ended March 31,
	2008	2009	2010
Other Data:(1)
Total subscribers(2)	266,853	328,119	422,663
Monthly churn(3)	7.3%	7.7%	7.8%
Average monthly revenue per subscriber	$20.12	$20.10	$19.50
Subscriber acquisition cost	$29.93	$29.29	$26.18

(1)
The terms "total subscribers," "monthly churn," "subscriber acquisition cost" and "average monthly revenue per subscriber" are defined in the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics" section.
(2)
At end of period.
(3)
Monthly churn is the average monthly churn in the periods shown.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,733	$11,773
Total assets	39,971	39,971
Long term debt (including current portion)	3,446	3,446
Convertible preferred stock	21,787	—
Total stockholders' equity	17,634	17,634

RISK FACTORS

              An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our stock. Our business, prospects, financial condition and operating results could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in the prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

 Risks Related to Our Business

If our efforts to attract and retain subscribers are not successful, our revenues will be adversely affected.

              We generate substantially all of our revenue from subscriptions to our service and we must continue to attract subscribers to our service. Our ability to attract subscribers will depend primarily on our ability to consistently provide our subscribers with a valuable and quality experience for selecting, playing, receiving and returning video games, including providing content and features to enhance our subscribers' selection and play. For example, if consumers do not perceive our subscription service to be valuable relative to the services of our competitors, if we fail to deliver video games in a timely manner or deliver damaged video games, if we do not regularly introduce new content and features, or if we introduce new content and features that are not favorably received by the market, we may not be able to attract or retain subscribers. If we do not handle subscriber complaints effectively, our brand and reputation may suffer, we may lose our subscribers' confidence, and they may choose not to renew their subscriptions. In addition, many of our subscribers originate from word-of-mouth advertising and are directly referred to our service from existing subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to attract new subscribers and, as a result, our business, financial condition and results of operations will be adversely affected.

If we experience excessive rates of subscriber churn or our subscribers switch their subscriptions to lower cost plans, our revenues and business will be harmed.

              We must minimize the rate of loss of existing subscribers and continually add new subscribers both to replace subscribers who choose not to renew their subscriptions and to grow our business beyond our current subscriber base. We describe the percentage of subscribers who elect not to renew their subscriptions as subscriber "churn." Subscribers choose not to renew their subscriptions for many reasons, including a desire to reduce discretionary spending or a perception that they do not use the service sufficiently, the service is a poor value, competitive services provide a better value or experience, or subscriber service issues are not satisfactorily resolved. Subscribers may choose not to renew their subscription at any time prior to the renewal date. If we are unable to attract new subscribers in numbers greater than our subscriber churn, our subscriber base will decrease and our business, financial condition and results of operations will be adversely affected. In addition, from time to time, we have experienced increases in the number of subscribers who switch their subscriptions to lower cost plans. Even if we are successful in minimizing churn, if significant numbers of our existing subscribers switch their subscriptions to lower cost plans, our business, financial condition and results of operations will be adversely affected.

              If our subscriber churn increases, we may be required to increase the rate at which we add new subscribers in order to maintain and grow our revenues. If excessive numbers of subscribers cancel our service or switch their subscriptions to lower cost plans, we may be required to incur significantly higher marketing and advertising expenses than we currently anticipate in order to offset this loss of revenue. A significant increase in our subscriber churn or in the number of subscribers who switch their subscriptions to lower cost plans would have an adverse effect on our business, financial condition and results of operations.

If we are unable to compete effectively or withstand competitive pricing pressures, our business will be materially and adversely affected.

              The market for in-home video game entertainment is intensely competitive and subject to rapid change. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. For example, we compete against large retailers, such as Amazon, eBay, Blockbuster, Best Buy, GameStop, Target and Walmart, and other competitors that offer video game sales or rentals through retail stores, online or both. Blockbuster and Netflix have online rental subscription services for movies that are similar in nature to our online video game rental subscription service. Netflix subscribers and participants in Blockbuster's Total Access Program can rent movie DVDs online and have the DVDs delivered to their homes via First-Class Mail. Blockbuster and Netflix each have a greater number of online subscribers for movies than we do for video games. Each also has a much larger network of distribution centers and, in the case of Blockbuster, stores across the United States from which they offer DVDs to their subscribers. As such, these companies have a large and established subscriber base to which they can offer additional subscription services, such as the online rental of video games. Blockbuster recently began offering online rentals of new-release video games in Cleveland, Ohio and Seattle, Washington, and Netflix may in the future decide to include video games in its service offering. In addition, Netflix has significantly greater financial resources than we do. Also, alternative channels for online entertainment such as social networking sites, virtual worlds and massively multiplayer online games are growing in popularity and new technologies for delivery of in-home video game entertainment, such as Internet delivery of video game content, continue to receive considerable media and investor attention. There can be no assurance that we will be able to compete effectively against these competitors or against alternative channels of online entertainment delivery. To remain competitive, we must continue to provide relevant content and enhance and improve the functionality and features of our products and services. If competitors introduce new solutions that incorporate new technologies, our existing products and services may become obsolete. Our future success will depend on, among other things, our ability to:

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  anticipate demand for new products and services;

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  enhance our existing solutions;

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  respond to technological advances on a cost-effective and timely basis; and

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  decrease prices in response to pricing pressures from our competitors.

              Demand for our service is also sensitive to price. Many external factors, including our marketing and technology costs and our competitors' pricing and marketing strategies, can significantly affect our pricing strategies. Certain other online DVD rental subscription services receive rates and terms of service from the U.S. Postal Service which we believe enable them to incur lower costs for mailing DVDs to and from their subscribers than we incur and may potentially enable them to charge lower rates for comparable services than we charge for our services. In addition, our competitors may adopt aggressive pricing policies and devote substantially more resources to marketing, website and systems development than we do. There can be no assurance that we will be able to compete effectively against current or new competitors at our existing pricing levels or at lower price levels in the future. Furthermore, we may need to increase the level of service provided to our subscribers and/or incur significantly higher marketing expenditures than we currently anticipate, which would further impact our ability to respond to pricing pressures.

              If we are unable to successfully compete with the programs, technologies, or pricing strategies of our current or future competitors, we may not be able to increase or maintain market share, revenues or profitability, and our business, financial condition and results of operations will be materially and adversely affected.

If digital download or other technologies are more widely adopted and supported as a method of content delivery or other forms of online entertainment continue to grow in popularity, our business could be adversely affected.

              Our rental subscription service currently depends on the distribution of physical video game media such as discs and cartridges. Existing and new technologies are continually being developed to enable consumers to download video game content from the Internet to a game console or a computer. Any of these technologies could become an alternative method of game content delivery that is widely supported by video game publishers and adopted by consumers. In addition, massively multiplayer online games, virtual worlds and other online games such as those offered by social networks are becoming increasingly popular. We currently do not offer our subscribers the ability to digitally download video games to a game console and have no current plans to offer this capability to our subscribers. If these technologies are adopted more quickly than we anticipate or more quickly than Internet delivery offerings that we may provide in the future, other providers are better able to meet video game publisher and consumer needs and expectations, or these forms of online entertainment grow in popularity more quickly than we anticipate, our business, financial condition and results of operations could be adversely affected.

Our recent revenue growth rate may not be sustainable.

              Our revenues increased in each of the fiscal years ended March 31, 2005 through March 31, 2010. However, the rate of our revenue growth declined during each of the fiscal years during this period and our revenue growth rate may continue to decline. We may not be able to sustain our historical revenue growth rate in future periods and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If our future growth fails to meet investor or analyst expectations, it could have a negative effect on our stock price. If our growth rate were to decline significantly or become negative, it would adversely affect our business, financial condition and results of operations.

If our marketing and advertising efforts fail to generate additional revenues on a cost-effective basis, or if we are unable to manage our marketing and advertising expenses, our business will suffer.

              We utilize a broad mix of marketing programs to promote our service to potential new subscribers. Significant increases in the pricing of one or more of our marketing and advertising channels would increase our marketing and advertising expense or cause us to choose less expensive but less effective marketing and advertising channels. As we implement new marketing and advertising strategies and phase out older strategies, we may need to expand into marketing and advertising channels with significantly higher costs than our current channels, which could adversely affect our profitability. Further, we may over time become disproportionately reliant on one channel or partner, which would limit our marketing and advertising flexibility and could increase our operating expenses. We may also incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not result in increased revenue or generate sufficient levels of brand awareness. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace existing marketing and advertising channels with similarly effective channels, our marketing and advertising expenses could increase substantially, our subscriber levels could be adversely affected, and our business, financial condition and results of operations will suffer.

If we are unable to improve market recognition of and loyalty to our brands, or if our reputation were to be harmed, our business may be adversely affected.

              We must continue to build and maintain strong brand identity. To succeed, we must continue to attract and retain a large number of subscribers who may have previously relied on other rental sources and persuade them to subscribe to our service. In addition, we compete for subscribers against other in-home entertainment brands which are well-established and have greater recognition than ours. We believe that the importance of brand loyalty will only increase in light of increasing competition, both for online subscription services and other means of distributing video game titles, such as digital download. From time to time, our subscribers express dissatisfaction with our service, including among other things, our inventory availability and shipping times. To the extent dissatisfaction with our service is widespread or not adequately addressed, our brand may be adversely impacted. Many of our subscribers are passionate about video games, and many of these subscribers may participate in blogs on this topic. If actions we take or changes we make to our service upset these subscribers, their blogging could negatively affect our brand and reputation. If we are unable to maintain and develop our brand and reputation, our business, financial condition and results of operations may be adversely affected.

If we do not acquire sufficient video game titles or manage our inventory efficiently, our subscriber satisfaction and results of operations may be adversely affected.

              If we do not acquire sufficient video game titles, we may not appropriately satisfy subscriber demand, and our subscriber satisfaction and results of operations may be adversely affected. Conversely, if we attempt to mitigate this risk and, as a result, acquire more titles than needed to satisfy our subscriber demand, our inventory utilization would become less effective and our profitability would be adversely affected. Similarly, if we are unable to sell previously rented video games in a timely manner, and at prices that are acceptable to us, as part of our inventory management efforts, our profitability would be adversely affected. Additionally, market factors such as exclusive distribution arrangements may impact our ability to acquire appropriate quantities of certain titles.

Our operating results may fluctuate from quarter to quarter, which could make them difficult to predict.

              Our quarterly operating results are tied to certain financial and operational metrics that have fluctuated in the past and may fluctuate significantly in the future. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. Our operating results depend on numerous factors, many of which are outside of our control. In addition to the other risks described in this "Risk Factors" section, the following risks could cause our operating results to fluctuate:

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  our ability to retain existing subscribers and attract new subscribers;

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  timing and amount of costs of new and existing marketing and advertising efforts;

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  seasonal fluctuations in the number of our subscribers;

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  timing and amount of inventory purchases in connection with the holiday season and the release of major video game titles;

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  timing and amount of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

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  the cost and timing of the development and introduction of new product and service offerings by our competitors or by us;

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  downward pressure on the pricing of our subscriptions; and

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  system failures, security breaches or Internet downtime.

              For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance and our revenue and operating results in future quarters may differ materially from the expectations of management or investors.

Increases in the cost of delivering video games or other changes in U.S. Postal Service policies would adversely affect our profitability.

              Increases in postal delivery rates or increases in the cost of fuel or other transportation costs related to the delivery of our video games would adversely affect our profitability if we elect not to raise our subscription fees to offset the increase. The U.S. Postal Service increased the rate for first class postage in May 2009 and is expected to raise rates again in subsequent years in accordance with the powers granted to it in connection with the 2006 postal reform legislation. In addition, the U.S. Postal Service continues to focus on plans to reduce its costs and make its service more efficient. If the U.S. Postal Service were to change any policies relative to the requirements of First-Class Mail, including changes in size, weight or machinability qualifications of our envelopes, such changes could result in increased shipping costs or higher breakage rates for our video games, and our gross margin could be adversely affected. Also, if the U.S. Postal Service reduces its available services, such as by closing facilities or discontinuing Saturday delivery service, our ability to timely deliver video games could be impacted, and our subscriber satisfaction could be adversely affected.

Increases in payment processing fees or changes to operating rules that increase our costs would increase our operating expenses and adversely affect our business and results of operations, and the termination of our relationship with any major credit card company would have a material impact on our business.

              Our subscribers pay for our subscription services using credit cards or debit cards. Our acceptance of these payment methods requires that we pay certain processing fees for each credit card or debit card transaction. From time to time, these fees may increase, either as a result of rate changes by the payment processing companies or as a result of a change in our business practices which increases the fees on a cost-per-transaction basis. Such increases would adversely affect our business and results of operations.

              We are subject to rules, regulations and practices governing our accepted payment methods, which are predominately credit cards and debit cards. These rules, regulations and practices could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines or higher transaction fees or lose our ability to accept these payment methods. In addition, our credit card fees may be increased by credit card companies if our chargeback rate, or the rate of payment refunds, exceeds certain minimum thresholds. If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or for all credit card transactions, may be further increased, and, if the problem significantly worsens, credit card companies may terminate their relationship with us. Any increases in our credit card fees could adversely affect our results of operations, particularly if we elect not to raise our subscription rates to offset the increase. The termination of our ability to process payments on any major credit or debit card would have a material impact on our ability to operate our business.

If the sales prices of video games to retail customers decrease or the number of video game consoles purchased by retail consumers declines, or video game publishers charge our subscribers additional fees to access online features of our games, our ability to attract and retain new subscribers would be adversely affected.

              We believe that video game publishers have significant flexibility in pricing video games for retail sale. If the retail price of video games were to become significantly lower, customers may choose to purchase video games rather than subscribe to our service, which would adversely affect our business.

              Video game publishers may charge our subscribers additional fees to access online features of games they rent from us. For example, EA Sports recently announced it will charge $9.99 to consumers using rented or used games to access online features, such as enhanced game content or multiplayer games. If more game publishers charge consumers of rented or used games additional fees to access online content or other privileges, our subscribers may decide to not use our service, which would adversely affect our business. The maintenance and growth of our subscriber base is dependent upon consumers continuing to purchase video game consoles as such purchases significantly drive the purchase and rental of video games. If there is a decline in the number of video game consoles purchased by consumers, our business, financial condition and results of operations would be adversely affected.

Any significant disruption in service on our websites or in our computer systems could materially and adversely affect our business.

              Substantially all of our communications, network and computer hardware used to operate our websites are co-located at the facilities of a third-party provider in Irvine, California, our primary facility, and in Denver, Colorado, our secondary facility. We do not control the operation of these facilities. Hardware for our delivery systems is maintained in our shipping centers. Fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. Our secondary facility in Denver, Colorado is not yet fully redundant. A disrupting event at the Irvine facility could result in downtime of our operations and could materially and adversely affect our business, financial condition and results of operations.

              Subscribers and potential subscribers access our service through our primary website, www.gamefly.com, where the title selection process is integrated with our delivery processing systems and software. Our reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance of our websites, our network infrastructure and fulfillment processes. Interruptions in these systems, or with the Internet in general, could make our service unavailable and hinder our ability to receive and fulfill title requests. Much of our software is proprietary, and we rely on the expertise of our engineering and software development teams for the continued performance of our software and computer systems. Service interruptions or errors in our software, which result in the unavailability or impair usability of our website, could diminish the overall attractiveness of our subscription service to existing and potential subscribers. Additionally, problems faced by our third-party Web hosting provider, with the telecommunications network providers with which it contracts or with the systems by which it allocates capacity among its customers, including us, could adversely impact the experience of our subscribers.

              Our servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation. Our insurance does not cover expenses related to direct attacks on our website or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Any significant disruption to our website or internal computer systems could result in a loss of subscribers and materially and adversely affect our business, financial condition and results of operations.

In the event of an earthquake, other natural or man-made disaster or loss of power, our operations could be adversely affected.

              Our executive offices are located in Los Angeles, California, our network and computer hardware used to operate our websites are hosted at co-location facilities in Irvine, California and Denver, Colorado, and we have shipping centers located throughout the United States, including in earthquake and hurricane-sensitive areas. Our business and operations could be adversely affected in the event of these natural disasters as well as from electrical blackouts, fires, floods, power losses, telecommunications failures, break-ins or similar events. We may not be able to effectively shift our fulfillment and delivery operations to handle disruptions in service arising from these events. Because Irvine and Los Angeles, California, are located in an earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our executive offices and primary co-location facility. We are not insured against any losses or expenses that arise from a disruption to our business due to earthquakes and may not have adequate insurance to cover losses and expenses from other natural disasters.

We rely heavily on our technology to process deliveries and returns of our video games and to manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

              We use complex proprietary and non-proprietary software technologies to process deliveries and returns of our video games and to manage other aspects of our operations. This technology is intended to allow our nationwide network of distribution centers to be operated on an integrated basis. We continually enhance or modify the technology used for our distribution operations. We cannot be sure that any enhancements or other modifications we make to our distribution operations will achieve the intended results or otherwise be of value to our subscribers. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to maintain and enhance our technology to manage the processing of video games among our distribution centers in a timely and efficient manner, our ability to retain existing subscribers and to add new subscribers may be impaired.

If we experience delivery problems or if our subscribers or potential subscribers lose confidence in the U.S. Postal Service, we could lose subscribers, which would adversely affect our operating results.

              We rely exclusively on the U.S. Postal Service to deliver video games from our shipping centers and to return them to us from our subscribers. We are subject to risks associated with using the public mail system to meet our shipping needs, including delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. Our video games are also subject to risks of breakage and theft during our processing of shipments as well as during delivery and handling by the U.S. Postal Service. The risk of breakage is also impacted by the materials and methods used to manufacture video game discs and cartridges. If the companies manufacturing our video games use materials and methods more likely to break during delivery and handling or we fail to timely deliver video games to our subscribers, our subscribers could become dissatisfied and cancel our service, which would adversely affect our business, financial condition and results of operations. In addition, increased breakage and theft rates for our video games will decrease our profitability.

The loss of any of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could harm our business.

              We depend on the continued service and performance of our key personnel, including David Hodess, our President and Chief Executive Officer. We do not maintain key man insurance on any of our officers or key employees. We also do not have long-term employment agreements with any of our officers or key employees. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

              In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We could also experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock option awards that job candidates may require to join our company. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we are not able to manage our growth, our business could be adversely affected.

              We have expanded rapidly since we launched our subscription service in 2002. Many of our systems and operational practices were implemented when we were at a smaller scale of operations. Our growth in operations has placed a strain on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth, including growth related to the broadening of our service offering and the addition of new distribution centers, will continue to place similar strains on our personnel, technology and infrastructure. A sudden increase in the number of our subscribers and in the number of visitors to our websites could strain our capacity and result in website performance issues. Our success will depend largely upon our management team's ability to manage the expected growth of our operations and improving our operational, financial, technological and management controls and our reporting systems and procedures. Additional capital investments will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, it could adversely affect our business, financial condition and results of operations.

If we acquire any businesses or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or have an adverse effect on our results of operations.

              As part of our business strategy, we may engage in acquisitions of businesses or technologies to augment our organic or internal growth. While we have engaged in some acquisitions in the past, we do not have extensive experience with integrating and managing acquired businesses or assets. Acquisitions involve challenges and risks in negotiation, execution, valuation and integration. Moreover, we may not be able to find suitable acquisition opportunities on terms that are acceptable to us. Even if successfully negotiated, closed and integrated, certain acquisitions may not advance our business strategy, may fall short of expected return-on-investment targets or may fail. For example, we recently wrote off the goodwill and certain other intangible assets associated with GameStrata, Inc. ("GameStrata"), a company we acquired in October 2008. Any future acquisition could involve numerous risks including:

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  difficulty integrating the operations and products of the acquired business;

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  potential disruption of our ongoing business and distraction of management;

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  use of cash to fund the acquisition or for unanticipated expenses;

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  dilution to our current stockholders from the issuance of equity securities;

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  limited market experience in new businesses;

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  exposure to unknown liabilities, including litigation against the companies we may acquire;

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  potential loss of key employees or customers of the acquired company;

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  additional costs due to differences in culture, geographic locations and duplication of key talent; and

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  acquisition-related accounting charges affecting our balance sheet and operations.

              In the event we enter into any acquisition agreements, closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions. We may not be successful in addressing these risks or any other problems encountered in connection with any attempted acquisitions, and we could assume the economic risks of such failed or unsuccessful acquisitions.

We are exposed to risks associated with credit card and payment fraud and with credit card processing, which could cause us to lose revenue.

              Our subscribers use credit cards or debit cards to pay for our products and services. We have suffered losses, and may continue to suffer losses, as a result of fraudulent credit cards or other fraudulent payment data used on www.gamefly.com to obtain our subscription service and access to our video game inventory, as well as new and previously rented video games. For example, under current credit card practices, we may be liable for fraudulent credit card transactions if we do not obtain a cardholder's signature, a frequent practice in Internet sales. Currently, we do not carry insurance against the risk of fraudulent credit card transactions. We employ technology solutions to help us detect fraudulent transactions. However, the failure to detect or control payment fraud could cause us to lose revenue.

Our reputation and relationships with subscribers would be harmed if our subscriber data, particularly billing data, were to be accessed by unauthorized persons.

              We maintain personal data regarding our subscribers, including names and mailing addresses. With respect to billing data, such as credit card numbers, we rely on licensed encryption and authentication technology to secure such information. If we, or our payment processing service, experience any unauthorized intrusion into our subscribers' data, current and potential subscribers may become unwilling to provide us with the information necessary for them to remain as or become subscribers, we could face legal claims, and our business could be adversely affected. Similarly, if a well-publicized breach of the consumer data security of any other major consumer website were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions which could adversely affect our business, financial condition and results of operations.

We may seek additional capital and we cannot be certain that additional financing will be available.

              From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to service our outstanding indebtedness, to continue to support our business growth and to respond to business challenges could be significantly limited.

Changes in the economy could impact our business.

              We provide an entertainment service and the success of our business depends to a significant extent upon discretionary consumer spending, which is subject to a number of factors, including general economic conditions, consumer confidence, employment levels, business conditions, interest rates, availability of credit, inflation and taxation. The United States remains in an economic downturn. Continued weak economic conditions and further adverse trends in any of these economic indicators may cause consumer spending to decline further, which could impact our business as subscribers choose either to leave our service or reduce their service levels. Also, efforts to attract new subscribers may be adversely impacted. In addition, media prices may increase in a period of economic growth, which could significantly increase our marketing and advertising expenses. As a result, our business, financial condition and results of operations may be significantly affected by changes in the economy generally.

A material weakness in our internal controls over financial reporting was identified in connection with our 2009 fiscal year audit, and if we fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial results.

              Effective internal controls are necessary for us to provide reliable financial reports. In October 2009, in connection with our 2009 fiscal year audit, our independent registered accounting firm communicated to our board of directors a material weakness in our internal controls over financial reporting related to our lack of expertise and knowledge of U.S. Generally Accepted Accounting Principles, or GAAP, reporting requirements and the financial close process. A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. We have taken steps to address this material weakness, including hiring a Chief Financial Officer and other permanent and temporary accounting personnel, forming an audit committee and implementing additional financial accounting controls and procedures. As of March 31, 2010, we had remediated the material weakness identified in our 2009 fiscal year audit. Although we believe we have addressed the staffing and internal control deficiencies that led to the material weaknesses, we may not be able to implement and maintain effective internal control over financial reporting in the future. If in the future our internal controls over financial reporting are determined to be ineffective, investors could lose confidence in the reliability of our financial statements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. This could result in a decrease in the value of our common stock.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

              After the closing of this offering, we will be a public company and subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the NASDAQ Stock Market rules, including those promulgated in response to the Sarbanes-Oxley Act. We have never operated as a public company and the requirements of these rules and regulations will likely increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. For example, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal controls structure and procedures for financial reporting. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by the NASDAQ Stock Market, the Securities and Exchange Commission, or SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company, which will increase costs. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, which may divert attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, because our management team has limited experience managing a public company, we may not successfully or efficiently manage our transition into a public company.

              The rules and regulations applicable to publicly traded companies could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

              Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

We face the risk of future litigation that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

              From time to time, we may be engaged in legal proceedings or subject to litigation or claims that could negatively affect our business operations and financial position. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention and could negatively affect our business operations and financial position. For example, we are currently engaged in a legal proceeding with the U.S. Postal Service for which we are incurring significant legal expenses (see "Business—Legal Proceedings"). Any claims or litigation may be time-consuming and costly, divert management resources, require us to change our services, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages.

Privacy concerns could limit our ability to utilize our subscriber data.

              In the ordinary course of business, we collect and utilize data supplied by our subscribers. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation as well as increased enforcement of existing laws, could have an adverse effect on our business. In addition, if unauthorized access to our subscriber data were to occur or if we were to disclose data about our subscribers in a manner that was objectionable to them, our business reputation could be adversely affected and we could face potential legal claims that could impact our operating results.

              We will also face additional privacy issues if privacy protections become more stringent in the United States. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices, including self-regulation, could require us to modify our operations and incur significant expense, which could have an adverse effect on our business, financial condition and results of operations.

If government regulation of the Internet or other areas of our business changes or if consumer attitudes toward use of the Internet change, we may need to change the manner in which we conduct our business or incur greater operating expenses.

              The adoption, modification or interpretation of laws or regulations relating to the Internet or other areas of our business could adversely affect the manner in which we conduct our business or the overall popularity or growth in use of the Internet. Such laws and regulations may cover automatic subscription renewal, credit card processing procedures, sales and other procedures, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses, make it more difficult to retain existing subscribers and attract new subscribers or otherwise alter our business model. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

If we become subject to liability for content that we produce, publish or distribute through our service, our business could be adversely affected.

              As a producer, publisher and distributor of video game-related content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that we produce, publish or distribute. We also may face liability for content uploaded from our users in connection with our community-related content or video game reviews. If we become liable, then our business, financial condition and results of operations could be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We cannot assure that we are adequately insured or indemnified to cover claims of these types or liability that may be imposed on us.

If U.S. Copyright law were altered to amend or eliminate the First Sale Doctrine or if publishers were to release or distribute titles in a manner that attempts to circumvent or limit the affects of the First Sale Doctrine, our business could be adversely affected.

              Under U.S. Copyright Law, once a copyright owner sells a copy of a console video game, the copyright owner relinquishes all further rights to sell or otherwise dispose of that copy of the video game. While the owner of a U.S. copyright in a console video game retains the underlying copyright to the expression fixed in the work, the copyright owner gives up his ability to control the sale or disposition of a particular copy of the work once that copy has been sold. As such, once a copy of a console video game is sold into the U.S. market, those obtaining that copy of the video game are permitted to re-sell it, rent it or otherwise dispose of it. If Congress or the courts were to change or substantially limit this First Sale Doctrine, our ability to obtain video games and then rent them could be adversely affected. Likewise, if video game publishers agree to limit the sale or distribution of their content in ways that attempt to limit the effects of the First Sale Doctrine, our business could be adversely affected. If such agreements were to become commonplace or if additional impediments to obtaining video games were created (such as an exclusive rental window), our ability to obtain video games could be impacted and our business, financial condition and results of operations could be adversely affected.

Risks Related to Intellectual Property

If our intellectual property and technologies are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be materially and adversely affected.

              Our future success and competitive position depends in part on our ability to protect our proprietary technologies and intellectual property. We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, and trademark, copyright, patent and trade secret protection laws, to protect our proprietary technologies and intellectual property. GameFly is among our registered trademarks and we own the corresponding domain name www.gamefly.com. In addition, we have filed various trademark applications in the United States and abroad. However, we have also elected not to file applications with respect to certain of our trademarks.

              There can be no assurance that the steps we have taken or will take will be adequate to protect our technologies and intellectual property, that our patent and trademark applications will lead to issued patents and registered trademarks, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others. Furthermore, the intellectual property laws of other countries at which our websites are or may in the future be directed may not protect our products and intellectual property rights to the same extent as the laws of the United States. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, both in the United States and in other countries. In addition, third parties may knowingly or unknowingly infringe our trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights. Any such litigation could be very costly and could divert management attention and resources. If the protection of our technologies and intellectual property is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products and methods of operation. Any of these events may have a material adverse effect on our business, financial condition and results of operations.

              We also expect that the more successful we are, the more likely it will become that competitors will try to develop services that are similar to ours, which may infringe on our proprietary rights. It may also be more likely that competitors will claim that our products infringe on their proprietary rights. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

If we are unable to protect our domain names, our reputation and brand could be adversely affected.

              We currently own registrations for various domain names relating to our brand, including www.gamefly.com, www.shacknews.com and www.consolecheatcodes.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our service. Domain names similar to ours have been registered in the United States and elsewhere. The acquisition and maintenance of domain names generally are regulated by various agencies and their designees. However, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies from jurisdiction to jurisdiction and is unclear in some jurisdictions. The regulation of domain names in the United States and elsewhere may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between policies governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

              A substantial amount of our tools and technologies are protected by trade secret laws. In order to protect our proprietary technologies and processes, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees, independent contractors and other advisors. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We could potentially lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our websites and marketing and advertising activities.

              Trademark, patent, copyright and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technologies, business processes and the content on our websites. We use intellectual property licensed from third parties in marketing and advertising our service. From time to time, third parties may allege that we have violated their intellectual property rights. If there is a claim against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, and we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely basis, our business and competitive position may be adversely affected. Other companies may be devoting significant resources to obtaining patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not searched patents relevant to our technologies and business. If we are forced to defend ourselves against intellectual property infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our websites or inability to market or provide our service. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our merchandizing or marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. In addition, many of our co-branding, distribution and other partnering agreements require us to indemnify our partners for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling in such an action.

Risks Related to this Offering and our Common Stock

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile and you may be unable to sell your shares at or above the offering price.

              Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

  •
  actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

  •
  a greater than expected loss of existing subscribers;

  •
  a negative change in one or more of our key metrics;

  •
  actual or anticipated changes in our growth rate;

  •
  issuance of new or updated research or reports by securities analysts;

  •
  our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

  •
  fluctuations in the valuation of companies perceived by investors to be comparable to us;

  •
  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

  •
  sales or expected sales of additional common stock;

  •
  announcements from, or operating results of, our competitors; or

  •
  general economic and market conditions.

              Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

              The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have any and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

              Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have            shares of common stock outstanding. All shares sold in this offering, including any shares disposed of upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 15,419,838 shares of common stock outstanding as of March 31, 2010 will be available for sale after this offering as follows:

Date of Availability for Sale	Number of Shares

180 days after the date of this prospectus (subject to extension upon the occurrence of specified events) due to the release of the lock-up agreement these stockholders have with GameFly or the underwriters

At some point after the date that is 180 days after the date of this prospectus, subject to vesting requirements and the requirements of Rule 144 (subject, in the case of affiliates, to volume limitations) or Rule 701

              In addition, the 4,310,173 shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans as of March 31, 2010, as well as 1,500,000 additional shares of common stock reserved for issuance under the 2010 Plan, which we plan to adopt in connection with this offering, will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. At any time and without public notice, any or all of the shares subject to the lock-up may be released prior to expiration of the 180-day lock-up period at the discretion of Merrill Lynch, Pierce, Fenner & Smith Incorporated. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, after this offering, the holders of 9,933,711 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. All of these shares are subject to the 180-day lock-up period. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

              After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately

% of our outstanding common stock, assuming no exercise of the underwriters' option to purchase additional shares of our common stock in this offering and assuming the purchase of an aggregate of             shares of common stock in this offering by members of our board of directors. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

  •
  delaying, deferring or preventing a change in corporate control;

  •
  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

As a new investor, you will experience immediate and substantial dilution in tangible book value per share of common stock.

              Purchasers in this offering will immediately experience substantial dilution in net tangible book value. Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $            per share in net tangible book value, based on an assumed initial offering price of $            per share of common stock. The exercise of outstanding options, 3,014,392 of which are outstanding and exercisable as of March 31, 2010, may result in further dilution. See "Dilution."

We may seek additional capital that may result in stockholder dilution or that may have rights senior to those of our common stockholders.

              From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

              We intend to use an as yet undetermined amount of the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. Our management will have considerable discretion in applying our net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

              We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. In addition, the provisions of our credit facility prohibit us from paying cash dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Delaware law and our corporate charter and bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

              Provisions in our certificate of incorporation and bylaws, that we intend to adopt before the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. For example, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Our amended and restated certificate of incorporation will require that any action to be taken by stockholders must be taken at a duly called meeting of stockholders, which may only be called by our board of directors, the chairperson of our board of directors or the chief executive officer with the concurrence of a majority of our board of directors, and may not be taken by written consent. Our amended and restated bylaws will require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations. In addition, we will have a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our board of directors. For additional information, please see "Description of Capital Stock."

              Furthermore, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in our market price being lower than it would without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "potentially," "will" or "may," or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

  •
  our future financial performance, including our revenues, cost of revenues, operating expenses and ability to sustain profitability;

  •
  our ability to attract and retain subscribers;

  •
  our ability to compete effectively or withstand competitive pricing pressures;

  •
  our rate of revenue growth;

  •
  our ability to generate additional revenues on a cost-effective basis;

  •
  our plans regarding expansion of our marketing initiatives;

  •
  the success of our promotional programs and new products and services;

  •
  disruptions in our services;

  •
  our ability to retain and hire necessary employees;

  •
  success with respect to any future acquisitions;

  •
  our ability to adequately protect our intellectual property;

  •
  our liquidity and working capital requirements;

  •
  the cost associated with being a public company; and

  •
  the effect of laws applying to our business.

              You should not place undue reliance on forward-looking statements in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which statements apply only as of the date of this prospectus and involve risks and uncertainties. These important factors include, but are not limited to, those described under the caption "Risk Factors" and elsewhere. These factors should not be construed as exhaustive and you should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

              This prospectus contains various estimates related to the Internet, e-commerce and the video game industry. These estimates have been included in studies published or produced by market researchers and other firms, including The NPD Group, International Data Corporation and Frank N. Magid Associates. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are subject to inherent uncertainty.

 USE OF PROCEEDS

              We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $            million, after deducting underwriting discounts and commissions and estimated offering expenses and assuming an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus). If the underwriters' overallotment option is exercised in full, we estimate that the net proceeds to us will be approximately $             million after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

              We intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions or businesses or to obtain rights to such complementary technologies, solutions or businesses. We have no present understandings, commitments or agreements to enter into any acquisitions of or investments in other businesses. As of the date of this prospectus, we have not determined all of the anticipated uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the amount of cash generated from our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the net proceeds invested will yield a favorable return.

              The primary purposes of this offering are to raise capital, create a public market for our common stock, allow us easier and quicker access to public markets should we need more capital in the future, increase the profile and prestige of our company with existing and possible future subscribers, vendors and strategic partners, and make our stock more valuable and attractive to our employees and potential employees for compensation purposes.

DIVIDEND POLICY

              We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. We do not anticipate paying cash dividends on our capital stock in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We have an existing credit facility that contains financial covenants restricting our ability to declare and pay dividends. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, general business conditions, contractual restrictions, capital requirements, business prospects, restrictions on the payment of dividends under Delaware law and any other factors our board of directors may deem relevant.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to the automatic conversion upon the completion of this offering of all outstanding preferred stock into an aggregate of 9,933,711 shares of common stock as if such conversion upon the completion of this offering had occurred on March 31, 2010; and

  •
  on a pro forma as adjusted basis, giving effect to the sale by us of                        shares of common stock in this offering, at an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections titled "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes included elsewhere.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$11,733	$11,733	$

Long-term liabilities (including current portion):
Obligations under credit facility	1,250	1,250
Other long-term liabilities	2,196	2,196

Total long term liabilities (including current portion)	3,446	3,446

Stockholders' equity:
Convertible preferred stock, $0.0001 par value; 10,048,494 shares authorized (actual); 9,933,711 shares issued and outstanding (actual); 5,000,000 shares authorized (pro forma and pro forma as adjusted); no shares issued and outstanding (pro forma and pro forma as adjusted)	21,787	—
Common stock, $0.0001 par value; 20,000,000 shares authorized (actual); 5,486,217 shares issued and outstanding (actual); 100,000,000 shares authorized (pro forma and pro forma as adjusted); 15,419,838 shares issued and outstanding (pro forma) and shares issued and outstanding (pro forma as adjusted)	1	2
Additional paid-in capital	4,562	26,348
Accumulated deficit	(8,716)	(8,716)

Total stockholders' equity	17,634	17,634

Total capitalization	$21,080	$21,080	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the amount of additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              The outstanding share information set forth above is as of March 31, 2010 and excludes:

  •
  4,276,240 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2010 to purchase our common stock granted pursuant to our 2002 Stock Plan at a weighted average exercise price of $2.32 per share;

  •
  330,688 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2010 at a weighted average exercise price of $2.37 per share;

  •
  an aggregate of 33,933 shares of common stock available for issuance as of March 31, 2010 under our 2002 Stock Plan; and

  •
  1,500,000 shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2010 Plan, which we plan to adopt in connection with this offering.

 DILUTION

              If you invest in our common stock, you will experience immediate and substantial dilution to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

              The historical net tangible book value of our common stock as of March 31, 2010 was $15.2 million, or $2.76 per share. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the net tangible book value per share attributable to historical stockholders.

              After giving effect to the (i) automatic conversion of our outstanding preferred stock into common stock in connection with this offering and (ii) receipt of the net proceeds from our sale of                        shares of common stock in this offering at the initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2010 would have been approximately $             million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing common stock in this offering.

              The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2010	$2.76
Decrease in net tangible book value per share attributable to conversion of preferred stock	$(1.78)
Pro forma net tangible book value per share before this offering	$0.98
Increase in pro forma net tangible book value per share attributable to this offering	$—
Pro forma as adjusted net tangible book value per share			$—

Dilution per share to new investors			$—

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2009 by approximately $             million, the pro forma as adjusted net tangible book value after this offering by $            per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and other estimated offering expenses payable by us.

              The table below summarizes as of March 31, 2010, on a pro forma as adjusted basis, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share (i) paid to us by existing stockholders, (ii) to be paid by new investors purchasing our common stock in this offering at the initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions payable by us of $             million and estimated

offering expenses of approximately $             million, and (iii) the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
		(in thousands)
Existing stockholders	15,419,838		$26,350			$1.71
New investors
Total		100.0%		$100.0%	$

              The above discussion and tables are based on 15,419,838 shares of common stock issued and outstanding as of March 31, 2010 on a pro forma as adjusted basis and excludes:

  •
  4,276,240 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2010 to purchase our common stock granted pursuant to our 2002 Stock Plan at a weighted average exercise price of $2.32 per share;

  •
  330,688 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2010 at a weighted average exercise price of $2.37 per share;

  •
  an aggregate of 33,933 additional shares of common stock available for issuance as of March 31, 2010 under our 2002 Stock Plan; and

  •
  1,500,000 shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2010 Plan, which we plan to adopt in connection with this offering.

              Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                        shares or        % of the total number of shares of our common stock outstanding after this offering. If the underwriters' overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to        % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to                         or        % of the total number of shares of our common stock outstanding after this offering.

              To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

              You should read the following selected historical consolidated financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

              The consolidated statements of operations data for the years ended March 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2009 and 2010 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

              Pro forma basic net income (loss) per share has been calculated assuming the conversion of all outstanding shares of our preferred stock into 9,933,711 shares of common stock upon the completion of this offering.

	Fiscal Year Ended March 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenues:
Base subscription	$25,232	$38,942	$55,303	$71,756	$87,844
Previously rented product	5,713	6,851	9,171	10,786	11,111

Total rental revenues	30,945	45,793	64,474	82,542	98,955
Advertising and other	—	220	1,672	2,128	2,511

Total revenues	30,945	46,013	66,146	84,670	101,466

Cost of revenues:
Rental(1)	21,019	27,384	36,658	45,140	53,561
Advertising and other	—	—	238	202	976

Total cost of revenues	21,019	27,384	36,896	45,342	54,537

Gross profit	9,926	18,629	29,250	39,328	46,929

Operating expenses:
Fulfillment(2)	3,558	4,382	6,424	8,780	9,746
Technology and development(2)	1,844	2,863	3,636	6,542	7,409
Marketing(2)	8,182	9,274	13,526	17,521	19,105
General and administrative(2)	1,371	2,179	3,065	3,592	5,397
Depreciation and amortization	248	191	724	1,175	1,501
Impairment of acquired website	—	—	—	668	—
Impairment of goodwill	—	—	—	449	1,500

Total operating expenses	15,203	18,889	27,375	38,727	44,658

Operating (loss) income	(5,277)	(260)	1,875	601	2,271

Other income (expense):
Interest income	65	250	199	68	7
Interest expense	283	(353)	(329)	(225)	(233)
Change in fair value of warrants	—	—	—	—	(648)
Other—net	(231)	(30)	(57)	(164)	(28)

Total other income (expense)	117	(133)	(187)	(321)	(902)

Income (loss) before income tax (provision) benefit	(5,160)	(393)	1,688	280	1,369
Income tax (provision) benefit	(1)	(1)	(60)	3,780	(916)

Net income (loss)	$(5,161)	$(394)	$1,628	$4,060	$453
Undistributed income (loss) attributable to preferred stockholders	—	—	(1,628)	(3,276)	(453)

Net income available to common stockholders	$(5,161)	$(394)	—	$784	$—

Net income (loss) per share:
Basic	$(1.21)	$(0.09)	—	$0.16	$—

Diluted	$(1.21)	$(0.09)	—	$0.10	$—

Weighted average shares outstanding:
Basic	4,279,669	4,192,622	4,551,307	4,893,713	5,330,384
Diluted	4,279,669	4,192,622	4,551,307	7,824,282	8,433,383

Pro forma net income per share (unaudited):
Basic	$0.03

Diluted	$0.02

Pro forma weighted average shares outstanding used in calculating net income (loss) per share (unaudited)
Basic	15,226,293
Diluted	18,329,292

(1)
Amortization of video game library included in the above line item:

	Fiscal Year Ended March 31,
	2006	2007	2008	2009	2010
	(in thousands)
Amortization of video game library	$6,855	$9,206	$11,637	$13,455	$19,947
(2)
Stock-based compensation, including the impact of warrants and options, included in the above line items:

	Fiscal Year Ended March 31,
	2006	2007	2008	2009	2010
	(in thousands)
Fulfillment	$4	$43	$69	$88	$74
Technology and development	20	30	109	478	325
Marketing	20	36	82	165	901
General and administrative	30	15	82	109	264

Total stock-based compensation expense	$74	$124	$342	$840	$1,564

	As of March 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,518	$2,974	$3,700	$6,114	$11,773
Total assets	16,947	16,901	22,077	34,601	39,971
Long term liabilities (including current portion)	3,500	3,500	3,500	6,116	3,446
Convertible preferred stock	21,520	21,520	21,520	21,594	21,787
Total stockholders' equity	7,623	7,412	9,503	15,451	17,634

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Company Overview

              We are a leading online video game rental subscription service with more than 422,000 subscribers in the United States as of March 31, 2010. We provide our subscribers access to a comprehensive library of over 7,000 video game titles covering all major video game and handheld game consoles. We deliver video games to our subscribers via First-Class Mail.

              Our subscription service has grown rapidly since its launch in 2002. We believe our growth has been driven by the compelling value proposition of our subscription model, extensive selection of titles, high level of customer service and effective marketing programs, as well as the increase in the installed base of video game consoles. Our subscription service allows subscribers to have one or more video games out concurrently with no due dates, late fees or shipping charges for a fixed monthly fee. Subscribers select titles on our website, www.gamefly.com, receive video games via First-Class Mail and return them to us at their convenience using our prepaid mailers.

              We sell new and previously rented video games to our subscribers and others through our website. Our subscribers can also purchase previously rented video games through our "Keep" feature, which enables them to purchase a game they are renting. Unless a subscriber decides to "Keep" a game, the subscriber can hold the game for as long as the subscriber desires without any obligation to purchase the game or pay any late fee or shipping charges.

              To complement our subscription service and video game sales, we operate a network of advertising-supported websites that provide video game content and information. Our network of websites currently attracts approximately 4.4 million monthly unique visitors, most of whom are not subscribers. We have attracted advertisers who seek to reach the 18-34-year-old male demographic.

              Our revenues increased from $15.8 million in the fiscal year ended March 31, 2005 to $101.5 million in the fiscal year ended March 31, 2010. Our subscriber base increased from approximately 74,000 as of March 31, 2005 to more than 422,000 as of March 31, 2010. In the fiscal year ended March 31, 2010, rental revenues constituted 98% of our revenues and advertising and other revenues constituted 2% of our revenues, respectively. Our net income decreased from $4.1 million in the fiscal year ended March 31, 2009 to $0.5 million in the fiscal year ended March 31, 2010 primarily due to an income tax benefit of $3.8 million in fiscal 2009 resulting primarily from the reversal of our valuation allowance for our deferred tax assets.

Business Trends

              Our revenue, operating expenses and number of subscribers have generally increased on a sequential basis from quarter to quarter. However, we experience effects of seasonality due to increases in consumer spending during the holiday season, including the purchases of video games and video game consoles. Accordingly, our revenues and the number of our new subscribers generally increase at a higher rate during the fiscal quarters ending December 31 and March 31. In anticipation of an increase in new subscribers, we increase our inventory of video games at a higher rate during these quarters, which results in relatively greater amortization expense in these quarters and, to a lesser degree, in subsequent quarters. We also increase our sales and marketing expenses during these quarters in order to attract more subscribers.

              Our business may also be impacted by the initial release of major video game titles, which occur throughout the year, and we often experience an increase in subscribers in anticipation of popular title releases. We may purchase a larger number of these newly released major video game titles in order to accommodate an anticipated demand increase which results in relatively greater amortization expense during the period of these purchases and, to a lesser degree, subsequent periods. We may also increase our sales and marketing expenditures to correspond with the release of these titles.

Key Business Metrics

              Our management regularly reviews a number of financial and operating metrics, including the following key figures, to evaluate our business, allocate resources, make decisions regarding corporate strategies and evaluate forward-looking projections.

  •
  Total subscribers.  A subscriber is an individual who pays for monthly access to our online video game rental subscription service. Total subscribers is defined as the number of subscribers at the end of the relevant period.

  •
  Monthly churn.  Monthly churn is a measure representing the number of subscribers that cancel in the quarter divided by the sum of beginning subscribers and gross subscriber additions during the quarter, divided by three. Management uses this measure to determine the level of satisfaction of our subscriber base.

  •
  Average monthly revenue per subscriber.  Average monthly revenue per subscriber is measured as total subscription revenues earned in the period from our online video game rental subscription service divided by the average number of subscribers in the period, divided by the number of months in the period. The average number of subscribers for the period is calculated by taking the average of the beginning and ending number of subscribers for the period.

  •
  Subscriber acquisition cost.  Subscriber acquisition cost is defined as external marketing and advertising expense, divided by total subscriber additions in the period. Management uses this metric to determine the efficiency of our marketing and advertising programs in acquiring new subscribers.

              The following represents our performance highlights for the periods presented:

	Fiscal Year Ended March 31,
	2008	2009	2010
Total subscribers(1)	266,853	328,119	422,663
Monthly churn(2)	7.3%	7.7%	7.8%
Average monthly revenue per subscriber	$20.12	$20.10	$19.50
Subscriber acquisition cost	$29.93	$29.29	$26.18

(1)
At period end.

(2)
Monthly churn is the average monthly churn in the periods shown.

Components of Consolidated Statements of Operations

Revenues

              Rental.    We generate rental revenues from renting video games and selling previously rented video games from our video game library. The first component of rental revenues is base subscription ("subscription") revenues, which we generate by charging our subscribers a monthly subscription fee to access our full video game library. We charge each subscriber's credit card for the full monthly price of their subscription at the commencement of their subscription period and at each renewal date unless they cancel before the renewal date. We recognize subscription revenues ratably over each subscriber's monthly subscription period. Refunds to subscribers are recorded as reductions of revenues. When users sign up for trial subscriptions, we automatically charge their credit cards for a subscription at the end of the trial period unless they cancel before the end of the trial period. No revenue is recognized or allocated to the free trial period. We generate all of our subscription revenues in the United States. As a service to our subscribers, we engage a third-party vendor to operate a trade-in program for used video games under which we issue trade-in credits to our subscribers for used video games sent to our vendor. Upon confirmation from the vendor that a video game has been received and accepted, the applicable trade-in credits are applied as a reduction to the subscriber's next monthly subscription fee. We invoice the vendor monthly for the amount of trade-in credits and record such amount as subscription revenue.

              The second component of rental revenue is previously rented product ("PRP") revenues, which are derived from the sales of previously rented video games. Revenues from sales of video games are recognized upon shipment of the video game or, in the case of rented video games purchased through our "Keep" feature, upon shipment of the game case and manual. PRP revenues are subject to variability due to the fact that from time to time we change the prices of previously rented video games in our library, or conduct bulk sales of such video games, as a way to manage inventory. To reward and retain our current subscribers, we have a customer loyalty program under which we issue discounts towards purchases of previously rented video games to our subscribers based on their tenure, which we record as a reduction of PRP revenues.

              Advertising and other.    Advertising and other revenues primarily consist of advertising revenue that is recognized upon the delivery of advertising impressions on our network of websites and our mailers. In November 2009, we started selling new video games on our website. The revenue from the sales of new video games is included in other revenue. Revenues from new video game sales were immaterial from November through March 31, 2010.

Cost of Revenues

              Rental.    Cost of rental revenues primarily consists of the amortization of our video game library, postage and packaging expenses related to shipping video games to and from subscribers, carrying value of previously rented video games that have been sold and, to a lesser extent, write-offs of the carrying value of video games associated with items included in our video game library that are lost or damaged during the rental or sales process, net of a recovery allowance based on historical experience.

              Advertising and other.    Cost of advertising and other revenues consists primarily of expenses paid to firms that help us manage the placement of third-party advertisements on our network of websites and our mailers. In November 2009, we started selling new video games on our website. The cost of revenues associated with new video game sales is included in other cost of revenues. The cost of revenues associated with new video game sales was immaterial for November through March 31, 2010.

Operating Expenses

              Fulfillment.    Fulfillment expenses represent costs incurred in operating and staffing our distribution and customer service centers, including costs attributable to receiving, inspecting and warehousing our video game library. Fulfillment expenses also include credit card transaction fees.

              Technology and development.    Technology and development expenses consist of payroll and related costs incurred in testing, maintaining and modifying our network of websites, telecommunications systems, infrastructure, and other internal use software systems.

              Marketing.    Marketing expenses consist of payroll and related costs, advertising, public relations, and other costs related to promotional activities. We expense these costs as incurred.

              General and administrative.    General and administrative expenses consist principally of personnel-related expenses for our executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional fees and other general corporate expenses, including settlement of legal claims.

              Depreciation and amortization.    Depreciation and amortization includes depreciation of property and equipment as well as amortization of intangible assets.

              Impairment of acquired website.    Impairment of acquired website is the difference between the carrying value and the fair value of the acquired website. We review acquired websites for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

              Impairment of goodwill.    We classify the difference between the purchase price and the fair value of net assets acquired in a business combination as goodwill. Impairment of goodwill represents the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value.

Other Income (Expense)

              Interest income.    Interest income includes interest earned on cash and cash equivalents.

              Interest expense.    Interest expense includes the interest expense associated with our revolving line of credit and any other debt instruments we may have outstanding.

              Change in fair value of warrants.    Change in fair value of warrants represents the change in the fair value of our warrant liability from period to period.

              Other—net.    Other—net includes the amortization of debt issuance costs associated with our revolving line of credit and any other debt instruments we may have outstanding.

Income Tax Provision

              Income tax expense consists of federal and state income taxes in the United States.

Critical Accounting Policies and Estimates

              Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

              We consider the assumptions and estimates associated with revenue recognition, the period of amortization and estimated residual value of our video game library, recoverability of intangible assets, stock-based compensation and income taxes to be our critical accounting policies and estimates. For further information on our significant accounting policies, see Note 2 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

              Our revenues include monthly subscription fees, revenues from sales of video games and revenues from advertising. We recognize subscription revenues ratably during each subscriber's monthly subscription period. In accordance with GAAP, we recognize revenue when the following criteria have been met: persuasive evidence of an arrangement exists, no significant company obligations remain, collection of the related receivable is reasonably assured and the fees are fixed or determinable. Refunds to subscribers are recorded as a reduction of revenues. Through a third-party vendor, we offer our subscribers the ability to trade in used video games for credit towards subscription fees. Upon confirmation from the vendor that a video game has been received and accepted, the applicable trade-in credits are applied as a reduction to the subscriber's next monthly subscription fee. We invoice the vendor monthly for the amount of trade-in credits and record such amount as subscription revenue.

              Revenue from sales of video games are recognized upon shipment of the video game or, in the case of rented video games purchased through our "Keep" feature, upon shipment of the game case and manual. Under our customer loyalty program, GameFly Rewards, subscribers receive dollar reward coupons or discounts, after a specified number of consecutive months of membership, that can be applied to the purchase of previously rented video games. We record discounts for sales of previously rented video games related to GameFly Rewards as a reduction of PRP revenues upon redemption of the reward. The difference between recording discounts as a reduction of PRP revenues upon redemption of dollar reward coupons rather than establishing deferred revenue for the discount during the period that the subscriber earns the reward is not material. Advertising and other revenue is primarily comprised of advertising revenue that is recognized upon the delivery of advertising impressions on our network of websites and our mailers.

Amortization of Video Game Library

              Our video game library is amortized in a manner that most closely allows for the matching of product costs with the related rental revenues generated by the utilization of the video game library. In establishing the estimated residual value and useful life for our video game library, we consider the historical sales prices and the periods over which titles historically have been rented. We periodically evaluate the estimates surrounding the residual value and useful life used in amortizing our video game library. We also periodically review the carrying value of our video game library to ensure that the future expected cash flows exceed the current carrying value. Changes to these estimates resulting from changes in consumer demand, changes in our product offering or the price or availability of retail video games may materially impact the carrying value of our video game library and our gross margins.

              We changed the residual value estimate of our video game library as of and for the quarter ended December 31, 2009 from 49.5% to 37.0% because we experienced a 10.5% decrease in the weighted average of net sales price of previously rented video games sold in that quarter compared to the quarter ended December 31, 2008. The price decrease resulted from more efficient management of our video game library, which enables us to hold a lower number of video games relative to our subscriber base than in prior periods. Consequently, we rented games longer during this period, resulting in a larger proportion of previously rented games being sold toward the end of our estimated useful life of eight months. This resulted in a lower weighted average sales price and led us to change the residual value estimate from 49.5% to 37.0%. This change reduced the carrying value of the video game library and increased the cost of rental revenues by $2.1 million in the quarter ended December 31, 2009.

              For the fiscal years ending March 31, 2008 and 2009, and the nine months ended December 31, 2009, the cost of each video game in the video game library, less an estimated residual value, was amortized over an estimated life, using an accelerated sum-of-the-month digits method with a half-month convention. Effective January 1, 2010, the beginning of the quarter ended March 31, 2010, we revised our amortization method such that the carrying value of any video games remaining in the video game library beyond the initial estimated life are fully amortized to zero on a straight-line basis continuing with a half-month convention over the next sixteen months, for a total amortization period of twenty-four months. This change was implemented to better reflect the rental of video games beyond eight months. As a result of the change in estimate, we reduced the carrying value of the video game library and increased the cost of rental revenues by $1.8 million in the quarter ended March 31, 2010.

Recoverability of Intangible Assets, Including Goodwill

              We review our indefinite-lived intangible assets for impairment at least annually or as indicators of impairment exist based on comparing the fair value of the asset to the carrying value of the asset. Intangible assets not subject to amortization are comprised of goodwill and certain Internet domain names. As of March 31, 2010, intangible assets not subject to amortization were comprised of $0.7 million related to goodwill and $0.5 million related to certain Internet domain names. We perform our annual impairment test as of January 1st of each year.

              We test goodwill for impairment using a two-step impairment test. Under the first step of the goodwill impairment test, the fair value of a reporting unit to which the goodwill has been assigned is estimated and compared to the carrying amount of such reporting unit, including goodwill. We assign the goodwill and indefinite-lived intangibles to our advertising reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of such reporting unit is not considered impaired and the second step is not performed. If the results of the first step indicate that the fair value of the reporting unit does not exceed its carrying amount, then the second step of the goodwill impairment test is performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The impairment loss is measured by the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill. As of January 1, 2010, we tested our goodwill and determined that goodwill was impaired as the carrying value of goodwill exceeded its implied fair value. As a result of the test, a goodwill impairment charge of $1.5 million was recorded in our consolidated statements of operations for the fiscal year ended March 31, 2010.

              Our goodwill impairment test requires the use of fair-value techniques, which are inherently subjective. In step one of the impairment test, we estimated the fair value of a reporting unit as of January 1, 2010 using a combination of the income and market value approaches for the reporting unit in which the goodwill resides. Under the income approach, we calculated the fair value of the reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimated the fair value based on market multiples of revenue and earnings for comparable publicly-traded companies or comparable sales transactions of similar companies. In step two of the impairment test, we compared the fair value of such reporting unit estimated in step one to the estimated fair value of the net assets of the reporting unit to derive the implied fair value of goodwill. The net assets of the reporting unit included intangible assets, principally websites and domain names. We estimated the fair value of these assets using a combination of the replacement cost approach and the excess earnings method. The estimates and assumptions used in our calculations included revenue growth rates, expense growth rates, expected capital expenditures to determine projected cash flows, expected tax rates, and an estimated discount rate to determine present value of expected cash flows. These estimates are based on historical experiences, our projections of future operating activity, and our weighted average cost of capital based on returns on interest-bearing debt and common stock.

              We estimated the fair value of our Internet domain names, which are not subject to amortization as of January 1, 2010 based on the excess earnings method. The estimated fair value of the Internet domain names exceeded their carrying value. For the evaluation of intangible assets not subject to amortization, if events or changes in circumstances indicate the carrying value may not be recoverable, we compare the fair value of these intangible assets to their carrying value. We recognize impairment, if any, in the period of identification to the extent the carrying value of an asset exceeds the fair value of such asset.

              Long-lived assets, primarily consisting of property and equipment and intangible assets, such as websites, that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying value of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying value of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of an asset group exceeds the fair value of the asset group.

Stock-Based Compensation

              Prior to April 1, 2006, we elected to account for stock-based compensation related to employee stock option grants using the minimum value method for recognition purposes. Under this method, stock option awards issued to employees are accounted for using the Black-Scholes option-pricing method with a 0% volatility assumption. The expense associated with stock-based compensation was amortized over the periods the employee performs the related services, generally the vesting period. Effective April 1, 2006, we adopted new principles for share-based payment transactions, which requires the measurement and recognition of compensation expense for all stock-based awards issued to employees and directors based on estimated fair values.

              We adopted the new share-based payment principles using the prospective method, which requires the application of the accounting standard as of April 1, 2006, the first day of our fiscal year. In addition, we continue to amortize the compensation expense recorded under the minimum value method as those awards continue to vest. Effective April 1, 2006, stock-based compensation expense includes both the compensation expense for stock-based compensation awards based on the grant-date minimum value estimations as those awards continue to vest and the compensation expense for all stock-based compensation awards granted after April 1, 2006 will be based on the grant-date fair value estimations.

              Under both the current and prior methods for share-based payment transactions, we selected the Black-Scholes option-pricing model to determine the estimated fair value and minimum value, respectively, at the date of grant for stock options. For awards granted prior to our adoption of the new method, the expense associated with stock-based compensation is amortized on an accelerated basis over the periods the employee performs the related services, generally the vesting period, consistent with the multiple option method. For awards granted after April 1, 2006, we made a one-time election to amortize compensation expense using the straight-line attribution method, under which stock-based compensation expense is recognized on a straight-line basis over the period the employee performs the related services, generally the vesting period of four years, net of estimated forfeitures. We have estimated forfeitures based on historical experience and will update the rates, as necessary, in subsequent periods if actual forfeitures differ from initial estimates.

              The Black-Scholes option-pricing model requires management assumptions regarding various factors that require extensive use of accounting judgment and financial estimates. The fair value of the common stock underlying stock option grants is a significant input into the Black-Scholes option-pricing model. In the absence of a public trading market for our common stock, the exercise price per share for our stock option grants equal the estimated fair market value of our common stock on the grant date as determined by our board of directors in good faith using factors it considered appropriate, including the price at which shares of our common stock and preferred stock had previously been issued, the rights associated with our preferred stock and our business prospects, and which beginning in September 2007 included written reports periodically prepared by an independent valuation firm retained by our board of directors. In determining the fair value of our common stock, we estimate the aggregate fair value of the entire company (referred to as Business Enterprise Value or BEV) using a combination of the income approach and the market approach at each valuation date: September 30, 2008, December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009, December 1, 2009 and

March 31, 2010. The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate over a forecast period and an estimate of the present value of cash flows beyond that period, which is referred to as the terminal value. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a group of guideline public companies. These multiples are then applied to our financial metrics to derive an indication of value.

              Our indicated BEV at each valuation date was then allocated to the then outstanding shares of convertible preferred stock, warrants and options to purchase shares of convertible preferred stock and common stock, and common stock, using a probability-weighted expected return methodology ("PWERM") for valuation dates up to and including December 1, 2009 and a combination of the PWERM and the option-pricing methodology ("OPM") for valuations beginning March 31, 2010. Under a PWERM, the value of our common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. The OPM treats the various components of our capital structure as a series of call options on the proceeds expected from the sale of our company or the liquidation of our assets at some future date. These call options are then valued using the Black-Scholes option pricing model. This model defines the securities' fair values as functions of the current fair value of our company and assumptions based on the securities' rights and preferences. As a result, the option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and the estimated volatility of our equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then current plans and estimates of our board of directors and management. Estimates of the volatility of our stock used in these valuations were based on available information on the volatility of capital stock of comparable publicly traded companies.

              We granted stock options with the following exercise prices during the 12 months ended March 31, 2010:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share
April 29, 2009	105,000	$2.94
August 20, 2009	55,000	$3.61
January 4, 2010	393,000	$8.34
January 13, 2010	245,000	$8.34
February 5, 2010	60,000	$8.34
February 23, 2010	30,000	$8.34

              In determining the fair value of our BEV and common stock, we conducted current valuations using the approaches mentioned above. These estimates of the fair value of our common stock were made on information from the following valuation dates:

Valuation Date	Fair Value Per Share
March 31, 2009	$2.94
June 30, 2009	$3.61
September 30, 2009	$6.52
December 1, 2009	$8.34
March 31, 2010	$8.70

              Following this offering, we expect the exercise price of our options to be based on the closing price of our common stock on the date of grant or the date immediately prior to the date of grant.

              Other significant inputs used by us in the Black-Scholes option-pricing model are as follows:

  •
  Volatility.  We computed the expected volatility using multiple guideline public companies for a period approximating the expected term.

  •
  Expected term.  We estimate the expected term for options granted after April 1, 2006, using the simplified method, which utilizes the weighted average expected life of each tranche of the stock option, determined based on the sum of each tranche's vesting period plus one-half of the period from the vesting date of each tranche to the stock option's expiration.

  •
  Risk free rate.  The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

  •
  Dividend yield.  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

              We also account for stock-based instruments and awards issued to nonemployees and warrants to purchase convertible preferred stock at fair value using the Black-Scholes option-pricing model. Management believes that the fair value of the stock-based awards is more reliably measured than the fair value of the services received. The fair value of each nonemployee award is remeasured each period until a commitment date is reached, which is generally the vesting date. Effective April 1, 2009, we adopted authoritative guidance issued by the FASB on contracts in an entity's own equity that requires the convertible preferred stock warrants to be classified as liabilities at their estimated fair value with changes in fair value at each reporting date recognized in the statement of operations regardless of whether the convertible preferred stock purchase warrants are vested. The FASB guidance requires this treatment since the warrants are exercisable into preferred stock with provisions that protect holders from a decline in the stock price.

Income Taxes

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. In evaluating our ability to recover our deferred tax assets, in full or in part, we consider available positive and negative evidence, including our history of achieving operating objectives; the achievement of cumulative pre-tax income on a trailing twelve quarter basis; our established subscriber base; future projections of pre-tax income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

              We operate within the tax jurisdictions of the U.S. federal government and various states and are subject to audit by the corresponding tax authorities. We provide for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

              On April 1, 2007, we adopted authoritative guidance issued by the FASB on accounting for uncertainty in income taxes, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. This guidance requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. We consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

              With the adoption of this guidance, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle as of the date of adoption. This guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. We did not have any unrecognized tax benefits as of the date of adoption. Our policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. See Note 12 of "Notes to Consolidated Financial Statements" for additional information, including the effects of adoption on our consolidated financial position, results of operations, and cash flows.

              As of March 31, 2010, we have net deferred tax assets of $4.3 million. Should we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the net deferred tax assets would reduce income in the period such determination was made. Our effective tax rates have differed from the U.S. federal statutory tax rate primarily due to changes in our deferred income tax valuation allowance, state taxes, warrant liability, impairment of goodwill, and certain benefits realized related to stock option activity. Effective April 1, 2009, we adopted authoritative guidance issued by the FASB on contracts in an entity's own equity that requires our convertible preferred stock warrants outstanding on April 1, 2009 and each reporting date thereafter to be classified as liabilities at their estimated fair value with changes in fair value at each reporting date recognized in the statement of operations. The portion of any change in fair value of the warrant liability classified as "change in fair value of warrants" in the consolidated statement of operations will not be deductible for tax purposes and will therefore impact our effective tax rate. Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Internal Control over Financial Reporting

              Effective internal controls are necessary for us to provide reliable financial reports. In October 2009, in connection with our 2009 fiscal year audit, our independent registered accounting firm communicated to our board of directors a material weakness in our internal controls over financial reporting related to our lack of expertise and knowledge of U.S. Generally Accepted Accounting Principles, or GAAP, reporting requirements and the financial close process. A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. We have taken steps that remediate this material weakness, including hiring a Chief Financial Officer, hiring a Financial Reporting Manager as well as additional permanent and temporary accounting personnel, forming an audit committee and implementing controls within the financial close process. These controls include establishing formalized duties and responsibilities for accounting personnel, implementing an accounting close checklist, requiring at least two levels of review for significant account analysis and all journal entries, and enhanced documentation of account reconciliations and analysis. We have also designed and implemented a disclosure control process and disclosure committee, comprised of our officers, including members of management responsible for critical functional areas. These controls were designed and operated effectively to remediate the material weakness as of March 31, 2010.

              We have completed our remediation efforts with respect to the material weakness, and we believe that our actions in this regard have strengthened our internal controls over financial reporting. Our management will continue to evaluate the effectiveness of the control environment and will continue to refine existing controls. For a description of risks associated with our internal controls, please see "Risk Factors—A material weakness in our internal controls over financial reporting was identified in connection with our 2009 fiscal year audit, and if we fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial results."

Other Events

              In June 2007, we acquired preferred stock representing a 9.7% interest in GameStrata, an online networking community for video game players. In October 2008, we purchased the remaining outstanding shares of common stock of GameStrata. The aggregate purchase price for both transactions amounted to $1.0 million and was allocated to the net assets acquired, which included $0.4 million allocated to goodwill and $0.8 million allocated to the website acquired. The results of the operations of GameStrata have been consolidated with our results since October 2008. Subsequent to the acquisition, GameStrata did not perform as expected and we terminated the acquired workforce and shut down the website. As such, we determined that the goodwill and website acquired were fully impaired as of March 31, 2009. In the fiscal year ended March 31, 2009, we recorded an impairment loss of $1.1 million related to these assets, of which $0.7 million was included in "impairment of acquired website" and $0.4 million was included in "impairment of goodwill" in the Consolidated Statements of Operations.

              In January 2009, we acquired ShackNews Ltd. ("ShackNews"), a business dedicated to providing news, reviews and services related to video games, for $3.1 million. ShackNews includes www.shacknews.com, a website that provides video game news and reviews, and www.fileshack.com, a website that allows users to download and store video game-related files, including patches and demos. ShackNews also offers subscription-based premium content and download service for its users. The results of the operations of ShackNews have been consolidated with our results since the acquisition.

Results of Operations

              The following table sets forth, for the periods presented, our consolidated statements of operations. In the table below and throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" consolidated statements of operations data for the fiscal years ended March 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes beginning on page F-1 of this prospectus.

	Fiscal Year Ended March 31,
	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenues:
Base subscription	$55,303	$71,756	$87,844
Previously rented product	9,171	10,786	11,111

Total rental revenues	64,474	82,542	98,955
Advertising and other	1,672	2,128	2,511

Total revenues	66,146	84,670	101,466
Cost of revenues:
Rental(1)	36,658	45,140	53,561
Advertising and other	238	202	976

Total cost of revenues	36,896	45,342	54,537

Gross profit	29,250	39,328	46,929

Operating expenses:
Fulfillment(2)	6,424	8,780	9,746
Technology and development(2)	3,636	6,542	7,409
Marketing(2)	13,526	17,521	19,105
General and administrative(2)	3,065	3,592	5,397
Depreciation and amortization	724	1,175	1,501
Impairment of acquired website	—	668	—
Impairment of goodwill	—	449	1,500

Total operating expenses	27,375	38,727	44,658

Operating (loss) income	1,875	601	2,271

Other income (expense):
Interest income	199	68	7
Interest expense	(329)	(225)	(233)
Change in fair value of warrants(3)	—	—	(648)
Other—net	(57)	(164)	(28)

Total other income (expense)	(187)	(321)	(902)

Income (loss) before income tax (provision) benefit	1,688	280	1,369
Income tax (provision) benefit(4)	(60)	3,780	(916)

Net income (loss)	$1,628	$4,060	$453
Undistributed income attributable to preferred stockholders	(1,628)	(3,276)	(453)

Net income (loss) available to common stockholders	—	$784	$—

Net income (loss) per share:
Basic	—	$0.16	$—

Diluted	—	$0.10	$—

Weighted average shares outstanding:
Basic	4,551,307	4,893,713	5,330,384
Diluted	4,551,307	7,824,282	8,433,383
Pro forma net income per share (unaudited):
Basic			$0.03

Diluted			$0.02

Pro forma weighted average shares outstanding used in calculating net income per share (unaudited)
Basic			15,226,293
Diluted			18,329,292

(1)
Amortization of video game library included in the above line item:

	Fiscal Year Ended March 31,
	2008	2009	2010
	(in thousands)
Amortization of video game library	$11,637	$13,455	$19,947
(2)
Stock-based compensation, including the impact of warrants and options, included in the above line items:

	Fiscal Year Ended March 31,
	2008	2009	2010
	(in thousands)
Fulfillment	$69	$88	$74
Technology and development	109	478	325
Marketing	82	165	901
General and administrative	82	109	264

Total stock-based compensation expense	$342	$840	$1,564

(3)
Effective April 1, 2009, we adopted authoritative guidance issued by the FASB that requires our convertible preferred stock warrants to be classified as liabilities at their estimated fair value, with changes in fair value at each reporting date recognized in the consolidated statement of operations. For the fiscal year ended March 31, 2010, we recorded an expense for the change in the fair value of our warrant liability.

(4)
The income tax benefit recognized in the fiscal year ended March 31, 2009 is primarily the result of us reversing all of the previously established valuation allowance.

              The following table sets forth, for the periods presented, our consolidated statements of operations as a percentage of total revenues. The information contained in the table below should be read in conjunction with the consolidated financial statements and the related notes beginning on page F-1 of this prospectus.

	Fiscal Year Ended March 31,
	2008	2009	2010
Consolidated Statements of Operations:
Revenues:
Base subscription	83.6%	84.8%	86.6%
Previously rented product	13.9	12.7	10.9

Total rental revenues	97.5	97.5	97.5
Advertising and other	2.5	2.5	2.5

Total revenues	100.0	100.0	100.0

Cost of revenues:
Rental	55.4	53.3	52.8
Advertising and other	0.4	0.2	1.0

Total cost of revenues	55.8	53.5	53.8

Gross profit	44.2	46.5	46.2

Operating expenses:
Fulfillment	9.7	10.4	9.6
Technology and development	5.5	7.7	7.3
Marketing	20.4	20.7	18.8
General and administrative	4.6	4.2	5.3
Depreciation and amortization	1.1	1.4	1.5
Impairment of acquired website	0.0	0.8	0.0
Impairment of goodwill	0.0	0.5	1.5

Total operating expenses	41.3	45.7	44.0

Operating (loss) income	2.9	0.8	2.2

Other income (expense):
Interest income	0.3	0.1	0.0
Interest expense	(0.5)	(0.3)	(0.2)
Change in fair value of warrants	0.0	0.0	(0.7)
Other—net	(0.1)	(0.2)	(0.0)

Total other income (expense)	(0.3)	(0.4)	(0.9)

Income (loss) before income tax (provision) benefit	2.6	0.4	1.3
Income tax (provision) benefit	(0.1)	4.5	(0.9)

Net income (loss)	2.5	4.9	0.4
Undistributed income attributable to preferred stockholders	(2.5)	(3.9)	(0.4)

Net income (loss) available to common stockholders	0.0	1.0	—

Fiscal Years Ended March 31, 2008, 2009 and 2010

Revenues

	Fiscal Year Ended March 31,
				2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Base subscription	$55,303	$71,756	$87,844	29.8%	22.4%
Previously rented product	9,171	10,786	11,111	17.6%	3.0%

Total rental revenues	64,474	82,542	98,955	28.0%	19.9%
Advertising and other	1,672	2,128	2,511	27.3%	18.0%

Total revenues	$66,146	$84,670	$101,466	28.0%	19.8%

As a percentage of total revenues:
Base subscription	83.6%	84.8%	86.6%
Previously rented product	13.9%	12.7%	10.9%
Total rental revenues	97.5%	97.5%	97.5%
Advertising and other	2.5%	2.5%	2.5%
Other data:
Total subscribers	266,853	328,119	422,663	23.0%	28.8%
Average monthly revenue per subscriber	$20.12	$20.10	$19.50	(0.1)%	(3.0)%

    Base subscription

              Fiscal 2009 compared to Fiscal 2010.    Our subscription revenues increased $16.1 million, or 22.4%, from fiscal year 2009 to fiscal year 2010. This increase was primarily driven by the 28.8% growth in our total subscribers resulting from increased marketing efforts and brand awareness. The growth in our base subscription revenues, driven by the increase in the number of our subscribers, was slightly offset by a 3.0% decline in our average monthly revenue per subscriber due to a greater percentage of our subscribers participating in our lower-priced subscription plans than in fiscal year 2009.

              Fiscal 2008 compared to Fiscal 2009.    Our subscription revenues increased $16.5 million, or 29.8%, from fiscal year 2008 to fiscal year 2009. This increase was primarily driven by the 23.0% growth in our total number of subscribers due to our increased brand awareness and marketing efforts. The average monthly revenue per subscriber remained roughly constant over these periods.

    Previously rented product

              Fiscal 2009 compared to Fiscal 2010.    Our PRP revenues increased $0.3 million, or 3.0%, from fiscal year 2009 to fiscal year 2010. This increase was due to 13.8% growth in the number of previously rented video games sold, offset by a 9.4% decrease in the average sales price of previously rented video games. This increase in the number of previously rented video games sold resulted from an increase in the number of games in our video game library available for sale associated with the growth in our subscriber base. The price decrease resulted from more efficient management of our video game library, which enabled us to hold a lower number of video games relative to our subscriber base than in prior periods. Consequently, we rented games longer during this period, leading to a lower weighted average price realized upon sale. During fiscal year 2010, our base subscription revenue grew at a faster rate than PRP revenue compared to fiscal year 2009, primarily due to a lower number of games in our video game library available for sale relative to the number of our subscribers in our subscriber base. We expect this downward trend in PRP revenues as a percentage of total revenues to continue but at a lesser rate in future periods as we manage our video game library more efficiently and grow other components of revenue such as advertising and other revenues, which will affect our total revenue mix.

              Fiscal 2008 compared to Fiscal 2009.    Our PRP revenues increased $1.6 million, or 17.6%, from fiscal year 2008 to fiscal year 2009. This increase was due to 19.2% growth in the number of previously rented video games sold, offset by a 1.3% decrease in the average sales price of previously rented video games. This increase in the number of previously rented video games sold resulted from an increase in the number of games in our video game library available for sale associated with the growth in our subscriber base. Base subscription revenue grew at a faster rate than PRP revenue primarily due to a lower number of games in our video game library available for sale relative to the number of our subscribers in our subscriber base resulting from improved management of the library.

    Advertising and other

              Fiscal 2009 compared to Fiscal 2010.    Our advertising and other revenues increased $0.4 million, or 18.0%, from fiscal year 2009 to fiscal year 2010. This revenue growth was primarily due to an increase in visitor traffic and resulting impressions delivered as well as the addition of more advertising-focused websites, including properties associated with our ShackNews acquisition. The traffic increase was partially offset by a decrease in average revenue per impression due to lower rates in the online advertising market. The increase also reflects the ramp-up of our new game sales business, initiated in November 2009, which is included in other revenue.

              Fiscal 2008 compared to Fiscal 2009.    Our advertising and other revenues increased $0.5 million, or 27.3%, from fiscal year 2008 to fiscal year 2009. This increase was primarily due to a 16.l% increase in visitor traffic to our websites as well as the addition of more advertising-focused websites.

Cost of Revenues

	Fiscal Year Ended March 31,
				2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Rental	$36,658	$45,140	$53,561	23.1%	18.7%
Advertising and other	238	202	976	(15.1)%	383.2%

Total cost of revenues	$36,896	$45,342	$54,537	22.9%	20.3%

As a percentage of total revenues:
Rental	55.4%	53.3%	52.8%
Advertising and other	0.4%	0.2%	1.0%
Total cost of revenues	55.8%	53.5%	53.8%

    Cost of rental

              Fiscal 2009 compared to Fiscal 2010.    Our cost of rental revenues increased $8.4 million, or 18.7%, from fiscal year 2009 to fiscal year 2010. The increase was primarily due to a $6.5 million increase in amortization expense, offset by a $0.7 million decrease in the cost of the previously rented video games sold, resulting in a net $5.8 million increase in amortization expense and cost of the previously rented video games sold. Of such $5.8 million net increase, $3.9 million was attributable to adjustments resulting from changes in residual value estimates and the amortization schedule for the video game library during fiscal year 2010 and $1.9 million was attributable primarily to increases in purchases of video games to support our larger subscriber base. In addition, as a result of serving our larger subscriber base, there was a $3.2 million increase in postage and packaging costs.

              Fiscal 2008 compared to Fiscal 2009.    Our cost of rental revenues increased $8.5 million, or 23.1%, from fiscal year 2008 to fiscal year 2009. This increase was largely due to the $4.4 million growth in postage and packaging costs as a result of serving a larger subscriber base and, to a lesser extent, an increase in postage rates. Other expense drivers included a $1.8 million increase in inventory amortization expense and a $2.8 million increase in the cost of the previously rented video games sold related to our higher video game rental and sales volumes.

    Cost of advertising and other

              Fiscal 2009 compared to Fiscal 2010.    Our cost of advertising and other revenues increased by $0.8 million, or 383.2%, from fiscal year 2009 to fiscal year 2010. This increase primarily resulted from additional costs due to the introduction of video game kiosks, the increase in our costs associated with our acquisition of ShackNews and the initiation of our new games business.

              Fiscal 2008 compared to Fiscal 2009.    Our cost of advertising and other revenues decreased by less than $0.1 million, or 15.1%, from fiscal year 2008 to fiscal year 2009. This decrease was primarily due to lower expenses paid to firms that help us manage the placement of third-party advertisements on our network of websites.

Gross Profit and Margin

	Fiscal Year Ended March 31,
				2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Rental	$27,816	$37,402	$45,394	34.5%	21.4%
Advertising and other	1,434	1,926	1,535	34.3%	(20.3)%

Total gross profit	$29,250	$39,328	$46,929	34.5%	19.3%

Gross margin:
Rental	43.1%	45.3%	45.9%
Advertising and other	85.8%	90.5%	61.1%
Total gross margin	44.2%	46.5%	46.2%

    Rental

              Fiscal 2009 compared to Fiscal 2010.    Our gross profit from rental increased $8.0 million, or 21.4%, from fiscal year 2009 to fiscal year 2010 while gross margin from rental increased from 45.3% to 45.9% during the respective periods. Without expenses attributable to the changes in residual value estimates and the amortization schedule for the video game library during fiscal year 2010, gross margin in fiscal year 2010 would have been 49.8%. This increase in overall gross margin resulted from our rental revenue growing faster than the associated costs due primarily to improved management of the number of games in our video game library and the lower carrying values expensed upon sale of previously rented video games.

              Fiscal 2008 compared to Fiscal 2009.    Our gross profit from rental increased $9.6 million, or 34.5%, from fiscal year 2008 to fiscal year 2009 while gross margin from rental increased from 43.1% to 45.3% during the respective periods. This increase in gross margin resulted from our rental revenue growing faster than the associated costs due primarily to improved management of the number of games in our video game library, partially offset by higher carrying values expensed upon sale of previously rented video games.

    Advertising and other

              Fiscal 2009 compared to Fiscal 2010.    Our gross profit from advertising and other decreased $0.4 million, or 20.3%, from fiscal year 2009 to fiscal year 2010 while gross margin from advertising and other decreased from 90.5% to 61.1% during the respective periods. This decline in gross margin resulted primarily from the additional costs related to the introduction of our video game kiosks and increased costs associated with our acquisition of ShackNews.

              Fiscal 2008 compared to Fiscal 2009.    Our gross profit from advertising and other increased $0.5 million, or 34.3%, from fiscal year 2008 to fiscal year 2009 while gross margin from advertising and other increased from 85.8% to 90.5% during the respective periods. This increase in gross margin was primarily due to an increase in advertising revenues, which grew at a faster rate than the related costs.

Operating Expenses

	Fiscal Year Ended March 31,
				2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Fulfillment	$6,424	$8,780	$9,746	36.7%	11.0%
Technology and development	3,636	6,542	7,409	79.9%	13.3%
Marketing	13,526	17,521	19,105	29.5%	9.0%
General and administrative	3,065	3,592	5,397	17.2%	50.3%
Depreciation and amortization	724	1,175	1,501	62.3%	27.7%
Impairment of acquired website	—	668	—	NA	NA
Impairment of goodwill	—	449	1,500	NA	234.1%

Total operating expenses	$27,375	$38,727	$44,658	41.5%	15.3%

As a percentage of total revenues:
Fulfillment	9.7%	10.4%	9.6%
Technology and development	5.5%	7.7%	7.3%
Marketing	20.4%	20.7%	18.8%
General and administrative	4.6%	4.2%	5.3%
Depreciation and amortization	1.1%	1.4%	1.5%
Impairment of acquired website	—	0.8%	—
Impairment of goodwill	—	0.5%	1.5%
Total operating expenses	41.3%	45.7%	44.0%

    Fulfillment

              Fiscal 2009 compared to Fiscal 2010.    Our fulfillment expenses increased $1.0 million, or 11.0%, from fiscal year 2009 to fiscal year 2010. The increase was primarily the result of a $0.9 million increase in credit card fees due to a greater number of transactions associated with the growth in our subscriber base from period-to-period.

              Fiscal 2008 compared to Fiscal 2009.    Our fulfillment expenses increased $2.4 million, or 36.7%, from fiscal year 2008 to fiscal year 2009. This increase was primarily due to a $1.5 million increase in personnel-related expenses resulting from an increase in the number of fulfillment employees and a $0.6 million increase in credit card fees due to greater transaction volume associated with the growth in our subscriber base. There was also an increase in fulfillment expenses due to the additional regional distribution and customer service center opened in Austin, Texas during fiscal year 2009.

    Technology and development

              Fiscal 2009 compared to Fiscal 2010.    Our technology and development expenses increased $0.9 million, or 13.3%, from fiscal year 2009 to fiscal year 2010. Of this increase, approximately $0.5 million resulted from an increase in the number of technology and development personnel and $0.3 million from additional third-party services and licenses related to expanding our technological infrastructure to support the growth in our subscriber base.

              Fiscal 2008 compared to Fiscal 2009.    Our technology and development expenses increased $2.9 million, or 79.9%, from fiscal year 2008 to fiscal year 2009. This increase was primarily due to a $2.4 million increase in personnel-related expenses resulting from additions in technology and development personnel related to our advertising business, including the addition of employees due to our GameStrata and ShackNews acquisitions in fiscal 2009.

    Marketing

              Fiscal 2009 compared to Fiscal 2010.    Our marketing expenses increased $1.6 million, or 9.0%, from fiscal year 2009 to fiscal year 2010. The growth in marketing expenses was primarily attributable to a $0.8 million increase in external marketing spending and a $0.8 million increase in personnel-related expenses. The decrease of our marketing expenses as a percentage of revenue from 20.7% to 18.8% from fiscal year 2009 to fiscal year 2010 was due to a more efficient and effective marketing channel mix which is also reflected in the 10.6% decrease in subscriber acquisition cost during fiscal year 2010.

              Fiscal 2008 compared to Fiscal 2009.    Our marketing expenses increased $4.0 million, or 29.5%, from fiscal year 2008 to fiscal year 2009. This increase was primarily due to an increase in marketing program expenses in order to attract prospective subscribers to our website. During these respective periods, subscriber acquisition costs decreased 2.1%.

    General and administrative

              Fiscal 2009 compared to Fiscal 2010.    Our general and administrative expenses increased $1.8 million, or 50.3%, from fiscal year 2009 to fiscal year 2010. This increase was primarily the result of a $0.9 million increase in professional fees, including legal fees related to the U.S. Postal Service dispute. The increase was also due to a $0.6 million increase in personnel-related expenses as well as a $0.3 million increase in occupancy costs and facility expenses due to our move to a larger corporate office. We expect our general and administrative expenses to increase when we become a public company as a result of increasing accounting, legal, personnel and other costs. This will result from instituting and monitoring a more comprehensive compliance and board governance function, maintaining and reviewing internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and preparing and distributing periodic reports.

              Fiscal 2008 compared to Fiscal 2009.    Our general and administrative expenses increased $0.5 million, or 17.2%, from fiscal year 2008 to fiscal year 2009. This increase was primarily due to a $0.4 million increase in professional fees, including legal fees related to the U.S. Postal Service matter, and a $0.2 million increase in occupancy costs related to our move to a larger corporate office.

    Depreciation and amortization

              Fiscal 2009 compared to Fiscal 2010.    Our depreciation and amortization expenses increased $0.3 million, or 27.7%, from fiscal year 2009 to fiscal year 2010. This increase was primarily the result of a greater amount of depreciable equipment and intangible assets to support growth in our subscriber base and advertising business.

              Fiscal 2008 compared to Fiscal 2009.    Our depreciation and amortization expenses increased $0.5 million, or 62.3%, from fiscal year 2008 to fiscal year 2009 due to increases in property and equipment related to our growing subscriber base and technology expansion related to our advertising business.

    Impairment of acquired website

              Fiscal 2009 compared to Fiscal 2010.    In fiscal year 2009, we incurred a $0.7 million charge for the impairment of the acquired GameStrata website. Since the acquired website was fully impaired during fiscal year 2009, we did not have any impairment expense for acquired website during fiscal year 2010.

              Fiscal 2008 compared to Fiscal 2009.    In fiscal year 2009, we incurred a $0.7 million charge for the impairment of the acquired GameStrata website. We did not have any impairment expense for acquired website during fiscal year 2008.

    Impairment of goodwill

              Fiscal 2009 compared to Fiscal 2010.    As a result of our annual goodwill impairment test as of January 1, 2010, we recorded a goodwill impairment charge of $1.5 million during fiscal year 2010. We incurred a loss on a goodwill impairment of $0.4 million during fiscal year 2009 due to the impairment of the goodwill recorded in connection with the acquisition of GameStrata.

              Fiscal 2008 compared to Fiscal 2009.    We incurred a loss on a goodwill impairment of $0.4 million during fiscal year 2009, due to the impairment of the goodwill recorded in connection with the acquisition of GameStrata. We did not have any impairment of goodwill during fiscal year 2008.

Other Income (Expense)

	Fiscal Year Ended March 31,
				2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Interest income	$199	$68	$7	(65.8)%	(89.7)%
Interest expense	(329)	(225)	(233)	(31.6)%	(3.6)%
Change in fair value of warrants	—	—	(648)	NA	NA
Other—net	(57)	(164)	(28)	187.7%	(82.9)%

Total other income (expense)	$(187)	$(321)	$(902)	71.7%	181.0%

As a percentage of total revenues:
Interest income	0.3%	0.1%	0.0%
Interest expense	(0.5)%	(0.3)%	(0.2)%
Change in fair value of warrants	—	—	(0.7)%
Other—net	(0.1)%	(0.2)%	(0.0)%
Total other income (expense)	(0.3)%	(0.4)%	(0.9)%

    Interest income

              Fiscal 2009 compared to Fiscal 2010.    Our interest income decreased by $0.1 million, or 89.7%, from fiscal year 2009 to fiscal year 2010 due to a decrease in our effective interest rate that was partially offset by additional interest generated from our higher cash balances.

              Fiscal 2008 compared to Fiscal 2009.    Our interest income decreased by $0.1 million, or 65.8%, from fiscal year 2008 to fiscal year 2009 due to a decrease in our effective interest rate.

    Interest expense

              Fiscal 2009 compared to Fiscal 2010.    Our interest expense increased by less than $0.1 million, or 3.6%, from fiscal year 2009 to fiscal year 2010. The increase in interest expense was primarily due to the additional imputed interest expense for the notes payable related to the acquisition of ShackNews, which increase was mostly offset by decreased expense associated with the lower outstanding balance of our credit facility and a lower effective interest rate, which declined from 6.1% to 5.9% over the period.

              Fiscal 2008 compared to Fiscal 2009.    Our interest expense decreased by $0.1 million, or 31.6%, from fiscal year 2008 to fiscal year 2009. This was due to a decrease in our effective interest rate from 9.4% for fiscal year 2008 compared to 6.1% for fiscal year 2009.

    Change in fair value of warrants

              Fiscal 2009 compared to Fiscal 2010.    Effective April 1, 2009, we adopted authoritative guidance issued by the FASB that requires our convertible preferred stock warrants to be classified as liabilities at their estimated fair value, with changes in fair value at each reporting date recognized in the consolidated statement of operations. For fiscal year 2010, we recorded $0.6 million for the change in fair value of our warrant liability in fiscal year 2010 due to an increase in the estimated fair value of our capital stock into which the warrants may be exercised.

    Other—net

              Fiscal 2009 compared to Fiscal 2010.    Net other expenses decreased by $0.1 million, or 82.9%, from fiscal year 2009 to fiscal year 2010 primarily due to the increase of other income.

              Fiscal 2008 compared to Fiscal 2009.    Net other expenses increased by $0.1 million, or 187.7%, from fiscal year 2008 to fiscal year 2009 primarily due to our share of losses incurred by GameStrata.

Income Tax (Provision) Benefit

	Fiscal Year Ended March 31,
				2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(in thousands)
Income tax (provision) benefits	(60)	3,780	(916)	NA	NA
As a percentage of total revenues	(0.1)%	4.5%	(0.9)%

              Fiscal 2009 compared to Fiscal 2010.    Our income tax expense increased by $4.7 million from fiscal year 2009 to fiscal year 2010. Due to uncertainties related to the realization of deferred income tax assets, prior to fiscal year 2008, we had established a valuation allowance against all of our gross deferred income tax assets. During fiscal year 2009, we determined that it was more likely than not that we would realize our deferred income tax assets. The income tax benefit recognized in fiscal year 2009 is primarily the result of us reversing all of the previously established valuation allowance. Our effective income tax rate for fiscal year 2010 was 66.9%. Our effective income tax rate differs from the federal statutory rate of 35% primarily due to state taxes and expenses that are not deductible for income tax purposes such as stock-based compensation related to stock options designated as incentive stock options under the Internal Revenue Service tax code and changes in the fair value of our warrant liability that are recorded in our consolidated statements of operations.

              Fiscal 2008 compared to Fiscal 2009.    Due to uncertainties related to the realization of deferred income tax assets, prior to fiscal year 2008, we had established a valuation allowance against all of our gross deferred income tax assets. During the fiscal year ended March 31, 2009, we determined that it was more likely than not that we would realize our deferred income tax assets. The income tax benefit recognized in the fiscal year ended March 31, 2009 is primarily the result of us reversing all of the previously established valuation allowance.

Unaudited Quarterly Results of Operations

              The following table presents our unaudited quarterly consolidated results of operations for the eight quarters ended March 31, 2010. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands)
Revenues:
Base subscription	$16,859	$16,999	$17,849	$20,049	$20,723	$20,904	$21,616	$24,601
Previously rented product	2,465	2,064	3,630	2,627	2,452	2,352	3,641	2,666

Total rental revenues	19,324	19,063	21,479	22,676	23,175	23,256	25,257	27,267
Advertising and other	521	509	557	541	575	675	601	660

Total revenues	19,845	19,572	22,036	23,217	23,750	23,931	25,858	27,927

Cost of revenues:
Rental(1)	9,871	9,843	13,493	11,933	11,121	10,831	16,116	15,493
Advertising and other	36	69	38	59	144	224	228	380

Total cost of revenues	9,907	9,912	13,531	11,992	11,265	11,055	16,344	15,873

Gross profit	9,938	9,660	8,505	11,225	12,485	12,876	9,514	12,054

Operating expenses:
Fulfillment(2)	2,032	2,109	2,297	2,342	2,209	2,323	2,529	2,685
Technology and development(2)	1,442	1,428	1,919	1,753	1,823	1,587	2,017	1,982
Marketing(2)	3,999	4,066	4,657	4,799	4,157	4,146	5,260	5,542
General and administrative(2)	818	817	961	996	1,051	1,387	1,391	1,568
Depreciation and amortization	209	233	349	384	372	355	386	388
Impairment of acquired website	—	—	—	668	—	—	—	—
Impairment of goodwill	—	—	—	449	—	—	—	1,500

Total operating expenses	8,500	8,653	10,183	11,391	9,612	9,798	11,583	13,665

Operating (loss) income	1,438	1,007	(1,678)	(166)	2,873	3,078	(2,069)	(1,611)

Other income (expense):
Interest Income	22	19	20	7	3	2	1	1
Interest Expense	(61)	(58)	(53)	(53)	(74)	(74)	(54)	(31)
Change in fair value of warrants(3)	—	—	—	—	(121)	(283)	(177)	(67)
Other—net	(44)	(46)	(64)	(10)	(4)	(19)	20	(25)

Total other income (expense)	(83)	(85)	(97)	(56)	(196)	(374)	(210)	(122)

Income (loss) before income tax (provision) benefit	1,355	922	(1,775)	(222)	2,677	2,704	(2,279)	(1,733)
Income tax (provision) benefit(4)	(41)	3,152	719	(50)	(1,166)	(1,238)	720	768

Net income (loss)	$1,314	$4,074	$(1,056)	$(272)	$1,511	$1,466	$(1,559)	$(965)

(1)
Amortization of video game library included in the above line item:

	Three Months Ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands)
Amortization of video game library	$3,186	$2,919	$3,873	$3,477	$3,178	$2,694	$7,085	$6,990
(2)
Stock-based compensation, including the impact of warrants and options, included in the above line items:

	Three Months Ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands)
Fulfillment	$33	$17	$22	$16	$16	$23	$17	$18
Technology and development	107	38	248	86	93	59	58	115
Marketing	53	32	12	68	156	195	127	423
General and administrative	35	23	20	30	24	25	21	194

Total	$228	$110	$302	$200	$289	$302	$223	$750

(3)
Effective April 1, 2009, we adopted authoritative guidance issued by the FASB that requires our convertible preferred stock warrants to be classified as liabilities at their estimated fair value, with changes in fair value at each reporting date recognized in the consolidated statement of operations. For each of the quarters in the fiscal year ending March 31, 2010, we recorded charges for the changes in the fair value of our warrant liability.

(4)
The income tax benefit recognized in the three months ended September 30, 2008 is primarily the result of us reversing all of the previously established valuation allowance.

              The following table presents certain unaudited other data and other financial data for the eight quarters ended March 31, 2010.

	Three Months Ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
Other data:
Total subscribers(1)	264,471	267,327	308,846	328,119	336,206	334,417	380,748	422,663
Monthly churn(2)	8.1%	8.0%	6.8%	8.0%	8.2%	8.3%	7.1%	7.7%
Average monthly revenue per subscriber	$21.15	$21.31	$20.65	$20.98	$20.80	$20.78	$20.15	$20.41
Subscriber acquisition cost	$32.06	$31.51	$28.41	$26.64	$26.16	$27.63	$27.58	$23.98

(1)
At end of period.

(2)
Monthly churn is the average monthly churn for the quarters included in the periods shown.

              The following table presents our unaudited quarterly consolidated results of operations for the eight quarters ended March 31, 2010 as a percentage of revenues. You should read this table in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus.

	Three Months Ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
Revenues:
Base subscription	85.0%	86.9%	81.0%	86.4%	87.3%	87.4%	83.6%	88.1%
Previously rented product	12.4	10.5	16.5	11.3	10.3	9.8	14.1	9.5

Total rental revenues	97.4	97.4	97.5	97.7	97.6	97.2	97.7	97.6
Advertising and other	2.6	2.6	2.5	2.3	2.4	2.8	2.3	2.4

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100

Cost of revenues:
Rental	49.7	50.3	61.2	51.4	46.8	45.3	62.3	55.5
Advertising and other	0.2	0.4	0.2	0.3	0.6	0.9	0.9	1.4

Total cost of revenues	49.9	50.7	61.4	51.7	47.4	46.2	63.2	56.9

Gross profit	50.1	49.3	38.6	48.3	52.6	53.8	36.8	43.1

Operating expenses:
Fulfillment	10.2	10.8	10.4	10.1	9.3	9.7	9.8	9.6
Technology and development	7.3	7.3	8.7	7.6	7.7	6.6	7.8	7.1
Marketing	20.2	20.8	21.1	20.7	17.5	17.3	20.3	19.8
General and administrative	4.1	4.2	4.4	4.3	4.4	5.8	5.4	5.6
Depreciation and amortization	1.1	1.2	1.6	1.7	1.6	1.5	1.5	1.4
Impairment of acquired website	0.0	0.0	0.0	2.9	0.0	0.0	0.0	0.0
Impairment of goodwill	0.0	0.0	0.0	1.9	0.0	0.0	0.0	5.4

Total operating expenses	42.9	44.3	46.2	49.2	40.5	40.9	44.8	48.9

Operating (loss) income	7.2	5.0	(7.6)	(0.9)	12.1	12.9	(8.0)	(5.8)

Other income (expense):
Interest income	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0
Interest expense	(0.3)	(0.3)	(0.2)	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)
Change in fair value of warrants	0.0	0.0	0.0	0.0	(0.5)	(1.2)	(0.7)	(0.2)
Other—net	(0.2)	(0.2)	(0.3)	(0.0)	(0.0)	(0.1)	0.1	0.0

Total other income (expense)	(0.4)	(0.4)	(0.4)	(0.2)	(0.8)	(1.6)	(0.8)	(0.3)
Income (loss) before income tax (provision) benefit	6.8	4.6	(8.0)	(1.1)	11.3	11.3	(8.8)	(6.1)
Income tax (provision) benefit	(0.2)	16.1	3.3	(0.2)	(4.9)	(5.2)	2.8	2.8

Net income (loss)	6.6	20.7	(4.7)	(1.3)	6.4	6.1	(6.0)	(3.3)

Liquidity and Capital Resources

              We have funded our operations during the last five years primarily from cash flows from operations and, to a lesser extent, our credit facility. Our primary uses of cash consist of expenses related to the following operating activities:

  •
  purchasing video games;

  •
  marketing and advertising activities;

  •
  shipping, handling and packaging video games;

  •
  fulfillment operations, including operating our distribution and customer service centers; and

  •
  general and administrative activities consisting of primarily personnel-related expenses.

              As of March 31, 2010, we had $18.0 million of total liquidity, comprised of $11.8 million in cash and cash equivalents and $6.2 million in availability under our line of credit. Our cash and cash equivalents increased $5.7 million from March 31, 2009 to March 31, 2010. As of March 31, 2010, our borrowings under our line of credit totaled $1.3 million.

              Our future capital requirements may vary materially from those now planned and will depend on many factors, including:

  •
  the levels of advertising and promotion required to retain and acquire subscribers;

  •
  the price of acquiring new video games;

  •
  our shipping, handling and distribution costs;

  •
  the launch of additional services and products;

  •
  our competitive position in the marketplace;

  •
  the expansion of our distribution centers and our sales and marketing organization; and

  •
  continued market acceptance and growth of our subscription service.

              We have experienced increases in our expenditures in connection with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future. We expect cash on hand, internally generated cash flow, and available credit from our credit facility to provide adequate funds for operating and recurring cash needs, such as working capital, capital expenditures and debt repayments, for at least the next 12 months.

Cash Flow Analysis

              Summary cash flow information for the fiscal years ended March 31, 2008, 2009 and 2010 is set forth below.

	Fiscal Year Ended March 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used for):
Operating activities	$1,715	$4,662	$10,894
Investing Activities	(1,110)	(2,537)	(1,515)
Financing Activities	121	289	(3,720)

Increase (decrease) in cash and cash equivalents	$726	$2,414	$5,659

              Cash and cash equivalents were $11.8 million at March 31, 2010, compared to $6.1 million at March 31, 2009 and $3.7 million at March 31, 2008. Cash and cash equivalents increased $5.7 million in the fiscal year ended March 31, 2010; $2.4 million in the fiscal year ended March 31, 2009; and increased $0.7 million in the fiscal year ended March 31, 2008.

    Net cash provided by operating activities

              During the fiscal year ended March 31, 2010, we generated $10.9 million in operating cash flow consisting of net income of $0.5 million, non-cash expenses of $41.8 million, a decrease in net changes in operating assets and liabilities of $4.5 million offset by purchases of video games of $35.9 million. Our primary source of operating cash flow is subscription revenue and the proceeds from the sale of previously rented product. A decrease in either of these components of revenue would adversely impact our liquidity. The majority of the non-cash adjustments resulted from amortization of our video game library, expensing the carrying value of previously rented product from our video game library upon sale, depreciation and amortization, the change in fair value of our warrant liability, stock-based compensation and the impairment of goodwill associated with the ShackNews acquisition. The decrease in the net changes in operating assets and liabilities was mainly driven by an increase in accounts payable and accrued liabilities associated with employee bonuses, taxes payable, legal and accounting fees related to our public offering and video game purchases, and higher unearned revenue associated with the growth in our subscriber base. Cash provided by operating activities increased by approximately $6.2 million from the fiscal year ended March 31, 2009 to the fiscal year ended March 31, 2010. This increase resulted from higher non-cash items of $11.6 million and a higher decrease in net changes in operating assets and liabilities of $1.2 million, offset by a decrease in net income of $3.6 million and an increase in purchases for our video game library of $3.0 million.

              During the fiscal year ended March 31, 2009, we generated $4.7 million in operating cash flow consisting of $4.1 million of net income, non-cash expenses of $30.1 million and a decrease in net changes in operating assets and liabilities of $3.3 million, offset by purchases of video games of $32.9 million. The majority of the non-cash adjustments resulted from amortization of our video game library, expensing the carrying value of previously rented product from our video game library upon sale, depreciation and amortization, stock-based compensation and the impairment of goodwill and certain other intangible assets associated with the GameStrata acquisition which were offset by deferred income taxes primarily associated with the reversal of valuation allowance on our deferred income tax assets. The decrease in the net changes in operating assets and liabilities was mainly driven by an increase in accounts payable and accrued liabilities associated with video game purchases and higher unearned revenue related to the growth in our subscriber base. Cash provided by operating activities increased by $2.9 million from the fiscal year ended March 31, 2008 to the fiscal year ended March 31, 2009. This increase resulted from higher net income of $2.4 million, an increase in non-cash items of $1.6 million and a higher decrease in the net changes in operating assets and liabilities of $1.1 million, offset by higher purchases of video games of $2.3 million.

    Net cash provided by investing activities

              During the fiscal year ended March 31, 2010, our investing activities used $1.5 million in cash and consisted primarily of purchases of property, equipment and intangible assets. Cash used in investing activities decreased $1.0 million from the fiscal year ended March 31, 2009 to the fiscal year ended March 31, 2010. This decrease was driven by a reduction in equipment purchases of $0.6 million, and a reduction in business investments of $0.6 related to our purchase of ShackNews in the prior year, offset by lower proceeds from the release of restricted cash of $0.2 million.

              During the fiscal year ended March 31, 2009, our investing activities used $2.5 million in cash and consisted primarily of purchases of property, equipment and intangible assets, and our acquisition of ShackNews. Cash used in investing activities increased $1.4 million from the fiscal year ended March 31, 2008 to the fiscal year ended March 31, 2009 due to an increase in property and equipment purchases of $1.4 million and the cash payment of $0.6 million in connection with our acquisition of all of the common stock of ShackNews, offset by the release of restricted cash of $0.2 million and lower investment purchases of $0.3 million associated with our initial investment in GameStrata in the prior fiscal year.

    Net cash provided by financing activities

              During the fiscal year ended March 31, 2010, our financing activities used $3.7 million in cash and consisted primarily of the repayment of our credit facility and ShackNews note and the payment of deferred offering costs, offset by proceeds from stock option exercises. Cash used by financing activities increased approximately $4.0 million from the fiscal year ended March 31, 2009 to the fiscal year ended March 31, 2010 due to the repayment of our credit facility of $2.3 million, the payment of the ShackNews note of $0.5 million and deferred offering costs of $1.5 million, partially offset by an increase in the proceeds from the exercise of stock options of $0.4 million.

              During the fiscal year ended March 31, 2009 our financing activities generated $0.3 million in cash and consisted primarily of the proceeds from the exercise of stock options and preferred stock warrants and an excess tax benefit related to stock-based compensation. Cash provided by financing activities increased approximately $0.2 million from the fiscal year ended March 31, 2008 to the fiscal year ended March 31, 2009 due mostly to higher proceeds from the exercise of preferred stock warrants of $0.1 million and an excess tax benefit of $0.1 million.

    Contractual obligations

              We lease our facilities under noncancelable operating leases with expiration dates in fiscal years 2011, 2012, 2013 and 2014. As of March 31, 2010, we have $1.3 million in debt obligations under our line of credit for working capital, which expires in August 2010. We were in compliance with all debt covenants related to the credit facility as of March 31, 2010. We have no other material long-term purchase obligations outstanding with any vendors or third parties. We believe current cash balances and cash generated by future operating activities will be sufficient to meet our contractual cash obligations and other operating cash requirements for the next 12 months.

              The following table summarizes our principal contractual obligations as of March 31, 2010:

	Fiscal Year Ending March 31,
	Total	2011	2012	2013	2014	2015
Obligations under credit facility	$1,250	$1,250
Credit facility interest(1)	43	43
Payment obligations under note payable(2)	1,500	500	500	500
Operating leases	3,495	1,433	1,252	717	83
Acquisition related minimum payment(3)	1,000	62	94	125	163	556
Liability for unrecognized tax benefits(4)	424	424

Total	$7,712	$3,722	$1,846	$1,342	$246	$556

(1)
Debt interest represents estimated interest payments assuming that the credit facility is outstanding until its due date. As our credit facility has variable interest rates (1.125% above prime rate), actual payments may vary due to changes in prime rate.
(2)
Annual payments related to the note payable in conjunction with the ShackNews acquisition. Payment obligations do not include the total $1.0 million minimum revenue share payment related to the ShackNews acquisition due in October 2014.
(3)
Represents estimated minimum future revenue share payments aggregating $1.0 million to be paid to the former stockholders of ShackNews, an entity acquired by us in fiscal year 2009.
(4)
Please refer to Note 12 to the consolidated financial statements for a description of the liability for unrecognized tax benefits.

    Off-balance sheet arrangements

              We do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, as part of our ongoing business. Accordingly, our operating results, financial condition and cash flows are not subject to off-balance sheet risks.

Quantitative and Qualitative Disclosures about Market Risk

              We are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate fluctuations and inflation.

Interest rate fluctuation risk

              We have market risk related to changing interest rates. As of March 31, 2010, we had $1.3 million in borrowings outstanding under our credit facility with a variable interest rate tied to the prime rate. A hypothetical interest rate change of 1% on our credit facility would have an immaterial impact on interest incurred for the fiscal year ended March 31, 2009 and the fiscal year ended March 31, 2010.

Inflation risk

              We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent Accounting Pronouncements

              In September 2006, FASB issued authoritative guidance on fair value measurements, which creates a common definition of fair value, establishes a fair value hierarchy and requires expanded disclosures about fair value measurements. On April 1, 2009, we implemented the previously deferred provisions for nonfinancial assets and liabilities recorded or disclosed at fair value. The adoption of this guidance did not have a significant impact on our financial statements, but did expand our associated disclosures. Effective for the fiscal year ended March 31, 2009, we adopted these rules, except as it applies to those nonfinancial assets and nonfinancial liabilities.

              In December 2007, the FASB issued revised guidance for business combinations. The revised guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. Also, the revised guidance establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The requirements apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the fiscal year ended March 31, 2010 for us. Certain acquired net operating losses, if realized, could result in a decrease in income tax expense. The adoption of this guidance on April 1, 2009 had no effect on our financial statements.

              In April 2008, the FASB issued authoritative guidance on the determination of the useful life of intangible assets. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for goodwill and other intangible asset entity specific factors. Effective for the fiscal year ended March 31, 2010, we adopted the provisions of this accounting guidance, which is to be applied prospectively to intangible assets acquired after April 1, 2009, which had no effect on our financial statements.

              In June 2009, the FASB issued authoritative guidance to amend prior rules on the consolidation of variable interest entities, which is effective for us beginning April 1, 2010. This amendment requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We do not believe the adoption of this guidance will have a material impact on our financial statements.

BUSINESS

Overview

              We are a leading online video game rental subscription service, with more than 422,000 subscribers in the United States as of March 31, 2010. We provide our subscribers access to a comprehensive library of over 7,000 titles covering all major video game and handheld game consoles. We deliver video games to our subscribers via First-Class Mail. There are over 100 million people that play console video games in the United States, according to the 2009 Gamer Segmentation Report published by NPD. We believe that online rental subscriptions will constitute a growing percentage of total video game-related expenditures and that our subscription service presents a compelling alternative for video game players who have historically either purchased video games or rented them from traditional retailers.

              Our subscription service has grown rapidly since its launch in 2002. We believe our growth has been driven by the compelling value proposition of our subscription model, extensive selection of titles, high level of customer service and effective marketing programs, as well as the increase in the installed base of video game consoles. We purchase nearly every new title upon its initial release in the United States. In addition, we continue to carry in our inventory approximately 94% of all titles that have been released across multiple generations of the major video game platforms since the inception of our company. As evidence of the demand for video games well after their initial release dates, more than 50% of the video games rented through our subscription service during the 12 months ended March 31, 2010 consisted of titles at least six months old.

              Our subscription service allows subscribers to have one or more video games out concurrently with no due dates, late fees or shipping charges for a fixed monthly fee. Subscribers select titles on our website, www.gamefly.com, receive video games via First-Class Mail and return them to us at their convenience using our prepaid mailers. Subscribers also have the option to purchase a video game they are currently renting through our "Keep" feature. Unless a subscriber decides to "Keep" a game, the subscriber can hold the game for as long as the subscriber desires without any obligation to purchase the game or pay any late fee or shipping charges. Upon confirmation that a video game has been returned or that a subscriber has elected to "Keep" a video game, we mail the next available game in a subscriber's GameQ, a subscriber's personal wish list of titles. We believe a significant value we offer to our subscribers is the ability to rent video games before they buy them. According to our August 2009 survey of subscribers, "try before you buy" ranks as the most important feature of the GameFly service. In addition to selling video games through our "Keep" feature, we also sell new and previously rented video games to our subscribers and others through www.gamefly.com.

              To complement our subscription service and video game sales, we operate a network of advertising-supported websites that provide video game content and information. Our network of websites currently attracts approximately 4.4 million monthly unique visitors, most of whom are not subscribers. We focus on providing these visitors with video game-specific content to enhance their video game experience, which we believe increases our subscriber satisfaction and enables us to attract new subscribers. We have attracted advertisers who seek to reach the 18-34-year-old male demographic.

              Our revenues increased from $15.8 million in the fiscal year ended March 31, 2005 to $101.5 million in the fiscal year ended March 31, 2010. Our subscriber base increased from approximately 74,000 as of March 31, 2005 to more than 422,000 as of March 31, 2010. In the fiscal year ended March 31, 2010, rental revenues constituted 98% of our revenues and advertising and other revenues constituted 2% of our revenues, respectively. Our net income decreased from $4.1 million in the fiscal year ended March 31, 2009 to $0.5 million in the fiscal year ended March 31, 2010 primarily due to an income tax benefit of $3.8 million in fiscal 2009 resulting primarily from the reversal of our valuation allowance for our deferred tax assets.

Industry Overview

              There are over 100 million people that play console video games in the United States, according to the 2009 Gamer Segmentation Report published by NPD. IDC estimates that there were approximately 200 million installed video game consoles (including handheld units) in North America at the end of 2009, a number that is estimated by IDC to increase to almost 260 million by the end of 2013. According to IDC, the installed base of Sony PlayStation 3, Microsoft Xbox 360 and Nintendo Wii video games consoles is expected to grow from over 44 million consoles in 2008 to approximately 131 million consoles in 2013. According to a 2009 survey conducted by Frank N. Magid Associates, console gaming and Internet usage are the top two leisure activities for males in the United States between the ages of 18 and 34. North American video game hardware and software sales surpassed $29 billion in 2008 and are projected to grow at a rate of approximately 8% annually to $43 billion in 2013, according to IDC. Sales of video game software constituted approximately $20 billion, or 68%, of this market in 2008.

              Console video game consumers face the following challenges:

  •
  High purchase cost.  New console video games typically cost approximately $60 per title. Because a significant number of new titles are released each year and video games typically cannot be returned for a full refund once opened, we believe many consumers choose not to buy all of their desired games at these prices without knowing whether a particular game will meet their expectations.

  •
  Limited title availability.  Traditional video game rental and retail stores have limited shelf space in their physical stores. We believe these stores typically carry mostly recent releases and devote limited shelf space to older video games for current and previous generation consoles due to these physical limitations. Because of the frequent release of new video games and franchise updates, older games become increasingly difficult for consumers to find at these traditional stores.

  •
  Inconvenience.  In order to obtain video game rentals, consumers historically have been required to visit physical stores. This is often inconvenient, time-consuming and frustrating for the consumer if their desired game is not available at the time of visit.

Our Solution

              Our solution provides the following benefits to our subscribers:

  •
  Value.  We offer our video game rental service on a subscription basis, significantly reducing the consumer's up-front cost associated with buying a new game. Through our subscription plans, subscribers can have one or more titles out concurrently with no due dates, late fees or shipping charges, for prices starting at $15.95 per month, which is significantly less than the suggested retail price of a newly released video game. Using our service, a subscriber can try a video game for as long as he or she desires and then choose to return or purchase it. Our average subscriber rents approximately 22 video games per year from us at a cost less than the purchase price of five new video games at an average price of $60.

  •
  Wide selection.  We offer over 7,000 video game titles for Microsoft's Xbox 360 and Xbox, Sony's PlayStation 3, PlayStation 2 and PSP, and Nintendo's Wii, GameCube, DS and Game Boy Advanced consoles. Our library contains numerous copies of popular new releases, as well as many older "back-catalog" games that are generally less accessible in most video game rental and retail stores. We believe we are one of the few rental providers of console games that offers a broad selection of titles for previous generation platforms, giving us an advantage over traditional retailers and expanding our addressable market. Many of our subscribers play video games well after they have been released, leading us to believe that the availability of "back-catalog" games is an important differentiator of our service.

  •
  Convenience.  Subscribers can easily select titles by building and modifying their GameQ, a personalized wish list or queue, of video game titles on our website. We create a unique experience for subscribers by personalizing our website to each subscriber's console type and selection history. Once selected, titles are sent to subscribers' homes through the U.S. Postal Service and returned to us in prepaid mailers. Subscribers also have the option to purchase a video game that they are currently renting through our "Keep" feature. Upon confirmation that a title has been returned or that a subscriber has elected to "Keep" a video game, we automatically mail the next available game in his or her GameQ.

Competitive Strengths

              We believe that our revenue and subscriber growth are a result of the following competitive strengths:

  •
  Large subscriber base and established video game community.  As of March 31, 2010, we had more than 422,000 paying subscribers and generated over 4.4 million monthly unique visitors to our network of websites. We believe our subscriber base represents a significant portion of video game players who rent online. Our subscriber base has increased from approximately 74,000 as of March 31, 2005 to more than 422,000 as of March 31, 2010, while our subscriber acquisition cost has generally decreased on an annual basis over the same period. We believe our brand, established subscriber base and large user community drive awareness of our subscription service.

  •
  High degree of recurring revenue.  Unlike traditional rental and retail stores, our subscription service enables us to retain a majority of our subscribers from month to month. This business model provides us with recurring revenue and greater financial and operational predictability.

  •
  Video games for multiple platforms.  Since we carry video games for multiple generations of all the major consoles and handhelds, our business is not dependent on the success or failure of any individual hardware product. Due to the highly predictive nature of our GameQ data, we are able to react quickly to changes in demand for individual titles for any specific platform while still managing our inventory in a capital efficient manner.

  •
  Inventory management and software development expertise.  With over seven years of experience and the visibility afforded through GameQ, we believe we have a unique advantage in anticipating and planning for consumer demand for new releases, maintaining appropriate levels of "back-catalog" video games, and deciding when and at what price to sell previously rented video games. We currently operate four distribution centers in the United States, which operate as a single centralized network, increasing our ability to deliver the most desired games to our subscribers on a timely basis. Most of the critical elements of our inventory management software have been custom developed by our engineering team and all have operated successfully in high load environments.

  •
  Multi-channel marketing capabilities.  We have tested and refined our media buying strategies and marketing messages continuously over the past seven years. As a result, our subscriber acquisition cost has generally improved over time. By splitting our advertising expenses across online and offline media and benefiting from effective word-of-mouth advertising, we are able to improve the effectiveness of our marketing expenditures without relying on a single channel or media partner.

  •
  Scalable business model.  We believe our scalable business model gives us a substantial advantage over our competitors that do not have an established distribution network. Our web-based infrastructure enables us to service a large number of subscribers without retail outlets and through a limited number of low-cost, regional distribution centers. Because our distribution centers act as hubs in a centralized inventory management system, opening additional distribution centers does not require significant investment in new inventory.

Strategy

              Our objective is to extend our position as a leading online video game rental subscription service and to become a premier provider of video game content and information. In order to achieve our objective, we intend to:

  •
  Capitalize on a large and underpenetrated market.  We believe there is a large and untapped customer base for our subscription service and that an increased investment in marketing will allow us to further penetrate this market. According to the 2009 Gamer Segmentation Report published by NPD, there are over 100 million people who play console video games in the United States. There are two distinct segments within this market that we intend to target to drive our business:

    •
    Core customers.  According to our August 2009 survey of subscribers, approximately 64% of our subscribers fall into the 18-34-year-old male demographic. According to NPD, there are more than 21 million console video game players in this segment. With our low 1% penetration rate, we believe that this segment continues to represent a large addressable market for our subscription service.

    •
    Families.  A small portion of our subscribers are families. As a result of the introduction of new video games and video game consoles that appeal to families, such as the Nintendo Wii, we believe that this segment of the market is emerging as a potentially large subscriber base for us. To date, a relatively small portion of our marketing spending has been targeted toward families. We intend to increase our marketing expenditures targeted at this group.

  •
  Further improve the subscriber experience.  We regularly add new features to make it easier for our subscribers to use our service. For example, we recently introduced our GameCenter iPhone application, which allows our subscribers to update their GameQ and access relevant video game-related content and information on their iPhones. We have also updated our e-commerce capability to enable visitors to purchase multiple new and previously rented video games in a single transaction. To help ensure our subscribers receive video games quickly, we utilize proprietary technology to manage the process and distribution of more than 48,000 video games per day from our distribution centers. Our software automates the process of tracking and routing titles to and from each of our distribution centers and allocates order responsibilities among them. We regularly monitor, test and seek to improve the efficiency of our distribution, processing and inventory management systems. We intend to add additional distribution centers to enhance the efficiency of our distribution network and to decrease the delivery time of video games to our subscribers.

  •
  Build our community.  In addition to serving more than 422,000 subscribers, our website www.gamefly.com attracts an average of 2.7 million monthly unique visitors. In order to build a community among these visitors, we have developed and continue to add features and content that enable us and our community to post reviews, ratings and other video game-related content. We believe this community enables us to engage with visitors, enhances loyalty and retention among our current subscribers and attracts new subscribers.

  •
  Expand GameFly Media.  In addition to www.gamefly.com, we operate a network of additional video game-related websites including www.shacknews.com, www.fileshack.com, www.cheatfreak.com, www.consolecheatcodes.com, www.cheatserver.com, www.gameanswers.com and www.ponged.com. Our websites provide relevant content and information, such as industry-specific news, video game tips and cheat codes, screenshots and trailers of new titles, and game reviews and ratings to the video game community. Our websites are designed to enable our visitors to make informed decisions when purchasing or renting video games and enhance their overall video game experience. By developing or acquiring additional websites with video game-related content, we intend to grow our advertising revenue.

  •
  Expand distribution and delivery channels. In November 2009, we started selling new video games on our website and we intend to grow this service. We also intend to expand the channels through which we deliver video games to subscribers. For example, we are currently piloting a kiosk program with two national retailers that enables consumers to rent or buy video games from kiosks located in retail outlets. We also intend to increase the number of games consumers can play online and download from our network of websites, including www.ponged.com and www.fileshack.com.

  •
  Expand GameFly mobile presence.  In September 2008, we enabled our subscribers to access www.gamefly.com from their mobile devices in order to search for video games and manage their GameQ. Since the launch of these mobile enhancements, monthly mobile visits to our website have grown at an average of 16% per month. In October 2009, we launched our GameCenter iPhone application, which allows our subscribers to manage their subscriptions and enables any visitor to easily access relevant video game-related content, news and information on their iPhones. We intend to continue the development of our GameCenter iPhone application and develop other mobile applications in order to grow our advertising revenue, increase our subscriber base and lower our churn rate.

Our Websites

              Our websites are focused on serving our subscribers and providing content and information to the video game community. GameFly.com is our primary website where we serve more than 422,000 subscribers. We also operate a network of websites referred to as GameFly Media, which, when combined with www.gamefly.com, currently generates an average of 31 million monthly page views and an average of 4.4 million monthly unique visitors. In addition to providing our subscription service, we also sell advertising on all of our websites. We believe these websites are attractive to advertisers who seek to target the video game community.

GameFly.com

              Our flagship website, www.gamefly.com, enables subscribers to conveniently and quickly search for, select and rent video games. We categorize our titles by video game console and sub-categorize them in easy-to-find lists, including by genre and popularity. Our GameQ feature enables subscribers to select current titles, reserve upcoming releases and build a personalized wish list for future rentals on our website. We also tailor our website content around a subscriber's selection history and preferred video game consoles in order to create a customized user experience. Through our "Keep" feature, we give subscribers the option to purchase a video game they have already rented. In addition, our shopping cart enables users to select and hold video games they are interested in purchasing, saves buyer information and reduces the amount of time needed to complete a transaction.

              We offer a variety of different subscription service plans to accommodate a range of subscriber preferences. For our subscription plans, which range in price from $15.95 to $36.95 per month, subscribers can have one to four video games out at one time and can keep the games for as long as they want without due dates or late fees. At any time during their subscription, subscribers can easily change their membership level. Under our most popular plan, subscribers can rent two video games concurrently for $22.95 per month. Our subscribers prepay for our plans through monthly credit card payments and all subscriptions are renewed monthly unless users cancel their service.

              Our account signup and management tools are delivered through an interface that is easy for subscribers to use. We have extensive measurement and testing capabilities which allow us to frequently adjust our website to meet our subscribers' preferences.

GameFly Media

              Our GameFly Media portfolio of websites provides news, reviews and ratings, tips and cheat codes, screenshots and trailers of new video game titles. Our GameFly Media portfolio of websites includes:

              ShackNews and FileShack.    ShackNews provides industry-specific news, while FileShack allows users to download and store video game patches, previews, demos and other video game-related files. These websites help us connect with our video game community by encouraging users to post comments and content which are moderated by a group of volunteers.

              CheatServer, Console Cheat Codes and Cheat Freak.    We also own a number of websites that primarily provide video game tips and cheat codes to our users. In addition to cheat codes, these sites also offer game commentary, news and other video game-related content.

              Game Answers.    Game Answers is a free service that enables users to ask and answer questions related to video game topics and share their thoughts with the video game community. To facilitate participation, members receive points for activity, including answering other members' questions.

              Ponged.    Ponged provides our video game community free access to popular flash-based online casual games, including in the action, adventure, strategy and sports genres.

Marketing and Advertising

              Our sales and marketing efforts are designed to attract visitors to our website and convert and retain them as paying subscribers in a cost effective manner. We employ a multi-channel subscriber acquisition strategy and market and advertise to potential subscribers through a combination of paid and unpaid sources. We believe that our paid marketing efforts are significantly enhanced by the benefits of word-of-mouth advertising and referrals by existing subscribers. We also believe there is a significant opportunity to attract more visitors to www.gamefly.com by employing additional sales and marketing initiatives. We regularly monitor the effectiveness of our marketing efforts primarily by conducting surveys during our registration process. We use the survey results to actively manage our online and offline media and channel mix in order to improve the efficiency of our marketing expenditures.

              We are currently pursuing the following subscriber acquisition activities:

              Online advertising.    We advertise online through search engines, advertising networks and partner websites. We use a pay-per-click spending model on search engines and pay-per-conversion model on our various online advertising, affiliate and partner networks, in order to match our costs with new subscriber additions. In most cases we are able to determine which subscribers are generated through these advertising efforts because they click through on our advertisements to a landing page in our website, which we monitor.

              Offline advertising.    We advertise in print publications and on network and cable television channels which focus on our core subscriber base. Our print advertising is placed in video game and media publications, such as GamePro, Wired, Sports Illustrated and Marvel Comics. We advertise on television channels such as Comedy Central, Cartoon Network, Spike, G4 and ESPN. We also partner with various consumer product companies which include our promotional offers in their product packaging.

              Word-of-mouth referrals.    We believe that we have developed a loyal subscriber base, and new subscribers frequently indicate they have heard about us from current subscribers. We offer current subscribers a monetary referral incentive in exchange for referrals.

              Reactivations.    We also focus our marketing efforts on reactivating former subscribers who had cancelled their subscriptions. We track the reasons why subscribers cancel their accounts with us by obtaining a survey from them at the time of cancellation, which we use to tailor our marketing efforts to reactivate such subscribers. We provide our former subscribers with notice of upcoming major title releases, upgrades and improvements to our service offerings and other significant company news or events we believe may cause them to reactivate their subscription.

Operations

              We currently stock more than 7,000 titles and utilize proprietary technology to manage the fulfillment and distribution of over 48,000 video games daily from our distribution centers. Our proprietary software automates the process of tracking and routing titles to and from each of our distribution centers and allocates order responsibilities among them. Our proprietary technology also helps us manage the integration of our website with our distribution centers, transaction processing systems and inventory levels.

              We currently ship video games to subscribers from our four regional distribution centers located in Lakewood, California; Emsworth, Pennsylvania; Tampa, Florida; and Austin, Texas, which provide us with an aggregate of approximately 50,000 square-feet of facilities. Our distribution centers are operated solely by us. We opened our first distribution center outside of California in March 2007 and plan to open additional regional distribution centers as our business grows. By opening regional centers, we continue to improve our delivery times. Hardware for our delivery systems is maintained in our distribution centers. We deliver our video games to our subscribers through the U.S. Postal Service via First-Class Mail and our subscribers return them to us using prepaid mailers that we include with our delivery. Based on performance standards established by the U.S. Postal Service for its postal zones, we believe we are currently able to provide one- or two-day delivery service to over 90% of the U.S. population.

              Substantially all of our network, communication and computer hardware used to operate our websites are co-located at facilities in Irvine, California, our primary facility, and Denver, Colorado, our secondary facility, that offer network connections, power, air conditioning and other essential infrastructure. We do not control the operation of these facilities. Our websites are monitored 24 hours a day, seven days a week. We utilize a variety of proprietary software systems and commercially purchased systems, integrated and designed to rapidly and precisely diagnose and recover from failures. We conduct upgrades and installations of software in a manner designed to minimize disruptions to our subscribers.

              We acquire video game rental inventory through direct purchases from video game publishers, wholesalers and distributors. We purchase our video game inventory from approximately 40 vendors. Our goal is to design purchasing strategies with each video game publisher, wholesaler and distributor that will provide us with the most appropriate number of video games per title at the best available price in order to satisfy our subscribers' demands. Most often, we purchase inventory on a title-by-title basis. We have no purchase contracts with trade vendors and generally conduct business on an order-by-order basis, a practice that is typical throughout the industry.

Customer Service

              We focus on retention of our current subscribers and believe our ability to establish and maintain long-term relationships with subscribers depends, in part, on the strength of our customer support and service operations. We utilize frequent communication and feedback from our subscribers to continually improve our website and our service. Our customer service center is open seven days a week. Our subscribers can communicate with our customer service representatives by email or telephone. We also feature a customer service chat function that enables subscribers to receive individual attention. We focus on eliminating the causes of customer support calls by automating certain self-service features on our website, such as the ability to report and correct most shipping problems. Our customer service operations are housed in our Los Angeles, California and Austin, Texas facilities.

Competition

              We face competition from a variety of online and traditional companies. We generally compete with these companies on the basis of title selection, convenience, efficiency, value, website content and ease of use. We believe we compete favorably with respect to these factors. The market for video game rentals and sales is competitive and we believe it will continue to remain competitive as the video game market grows. The main categories of companies with which we compete are:

  •
  Online rental companies.  We compete against online video game rental services, such as Gamerang, RentZero, GameMine and Gottaplay, and the online video game rental subscription service that is being piloted by Blockbuster in two cities in the United States. Blockbuster and Netflix have online rental subscription services for movies that are similar in nature to our online video game rental subscription service. Netflix subscribers and participants in Blockbuster's Total Access Program can rent movie DVDs online and have the DVDs delivered to their homes via First-Class Mail. Blockbuster and Netflix each has a greater number of online subscribers for movies than we do for video games. They also each have a much larger network of distribution centers and, in the case of Blockbuster, stores across the United States from which they offer DVDs to their subscribers. As such, these companies have a large and established subscriber base to which they can offer additional subscription services, such as the online rental of video games. In addition, Netflix has significantly greater financial resources than we do. Blockbuster began its "Games by Mail" pilot program in 2009 to expand its movie rental service to include video games for customers in Cleveland, Ohio and Seattle, Washington. Netflix may in the future decide to include video games in its service offering. We believe we are able to provide greater subscriber satisfaction than our competition that currently provides online video game rental services due to our broader and deeper selection of titles, efficient fulfillment and a broader video game community to which we provide additional video game content, such as cheat codes and reviews. In addition, we believe we enjoy the highest brand recognition in this category and that our extensive community has created a network effect on which we have been able to capitalize to acquire new subscribers.

  •
  Online retail companies.  Our subscription service also competes with a large number of online retail companies which sell, rather than rent, video games, such as Amazon.com and eBay. Traditional retailers such as BestBuy, GameStop, Target and Walmart also sell online. However, these companies do not currently offer online video game rental services to consumers. In addition, our network of websites provides an extra level of content and information that may not be provided by many of these companies.

  •
  Traditional rental and retail stores.  In addition to online vendors, we also compete with traditional rental and retail stores such as Blockbuster and Hollywood Video for video game rentals and sales, and GameStop, BestBuy, Target and Walmart for retail sales. If a consumer wants to subscribe to an online video game rental service, these traditional retail companies do not currently offer this service with the exception of Blockbuster, which began piloting its "Games by Mail" service for customers in Cleveland, Ohio and Seattle, Washington in 2009. We believe we offer a broader selection of video games for online rental than is typically carried in any individual store and benefit from an efficiency advantage compared to traditional rental and retail stores because of the centralization and flexibility of our inventory management. In contrast, traditional retailers generally spread inventory over hundreds or thousands of locations in order to serve a geographically dispersed user base.

Intellectual Property

              We use a combination of trademark, patent, copyright and trade secret laws and confidentiality agreements to protect our proprietary intellectual property. We believe that our registered trademark "GameFly" and the brand name recognition that we have developed are of significant value. We have filed applications for several additional trademarks and patents. Our pending trademark and patent applications may not be allowed. Even if these applications are allowed, they may not provide us a competitive advantage. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property related to our website and fulfillment processes. Competitors may challenge the validity and scope of our trademarks, patents and copyrights.

              From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We cannot assure that no infringement claim will be asserted against us or that we will prevail in any intellectual property dispute.

Employees

              As of March 31, 2010, we had 199 full-time employees. Of these full-time employees, 95 were in distribution, 47 were in product development, 34 were in customer service, 13 were in sales and marketing, and 10 were general or administrative employees. We utilize part-time and temporary employees to respond to fluctuating seasonal demand for video game shipments. Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Facilities

              Our executive offices are located in Los Angeles, California, where we lease approximately 16,000 square feet under a lease that expires in November 2013. In addition, we operate four regional distribution centers located in Lakewood, California; Emsworth, Pennsylvania; Tampa, Florida; and Austin, Texas, which provide us with an aggregate of approximately 50,000 square feet of distribution center facilities. We anticipate that we will open additional distribution centers in the future as we continue to grow our subscriber base.

Legal Proceedings

              On April 23, 2009, we filed a complaint with the Postal Regulatory Commission in Washington, D.C. asserting that the U.S. Postal Service is in violation of 39 U.S.C. §§101(d), 403(c), 404(b) and 3622(6)(8). Since November 2002, we have shipped our mailers with cardboard protectors to reduce the breakage of video games in transit. These protectors increase the size and weight of the mail pieces enough to require their mailing as two-ounce flats. In our complaint filed with the Postal Regulatory Commission, we assert that we are being unlawfully discriminated against as a customer which uses First-Class Mail to send and receive video games. We seek to receive from the Commission a prescription for reasonable and nondiscriminatory rates and terms of service. The relief we seek includes, among other things, the opportunity to bypass automated letter processing of our mailers at rates comparable to those currently offered to certain other online movie and video game subscription services.

              In addition to our claim against the Postal Regulatory Commission, from time to time we may become involved in other legal proceedings arising in the ordinary course of our business. We are not presently involved in any other legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

              The following table sets forth information about our executive officers and members of our board of directors as of June     , 2010.

Name	Age	Position(s)
David Hodess	48	Chairman of the Board, President, Chief Executive Officer and Director
Stacey Peterson	46	Senior Vice President and Chief Financial Officer
Sean Spector	43	Senior Vice President of Business Development and Content, Director
Nilesh Seth	39	Senior Vice President of Product Development and Technology
Michael Gimlett	42	Senior Vice President of Merchandising and Logistics
Terri Luke	43	Senior Vice President of Operations
Rachel Silverstein	40	Vice President of Marketing
Michael Moritz(2)(3)	55	Director
Tom Banahan(1)(2)(3)	52	Director
Edward "Toby" Lenk(1)(3)	48	Director
Alison Davis(1)(2)	48	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

Executive Officers

              David Hodess has served as our Chairman of the Board since January 2010 and as our President and Chief Executive Officer and as a member of our Board of Directors since April 2003. Prior to joining GameFly, Mr. Hodess was Founder, Chief Executive Officer and Chief Financial Officer of Cooking.com, Inc. From 1988 until 1998, Mr. Hodess worked for The Walt Disney Company where he held several business development positions, including Director of Corporate Strategic Planning and Director of Business Development for The Disney Store. Mr. Hodess holds a Master of Business Administration degree from the Harvard Business School and a Bachelor of Arts degree in Government from Dartmouth College. Our Board of Directors has concluded that Mr. Hodess should serve as Chairman of the Board based on his extensive and in-depth knowledge of our business gained from his position as our President and Chief Executive Officer.

              Stacey Peterson has served as our Senior Vice President and Chief Financial Officer since January 2010. Prior to joining GameFly, Ms. Peterson served as Chief Financial Officer of Oversee.net, Inc. from June 2007 to April 2009. From August 2005 to November 2006, Ms. Peterson served as Chief Financial Officer of Internet Brands. From January 2000 to August 2005, Ms. Peterson served as Chief Financial Officer of TTM Technologies, Inc., a technology manufacturing company. Ms. Peterson began her career at Atlantic Richfield Company, where she served in various capacities from 1991 until 2000. Ms. Peterson holds a Master of Business Administration degree from the Wharton School of the University of Pennsylvania and a Bachelor of Science Degree in Applied Economics and Business Management from Cornell University.

              Sean Spector has served as our Senior Vice President of Business Development and Content since December 2005, and as a member of our Board of Directors since April 2002. From April 2002 to December 2005, Mr. Spector served as our Vice President of Marketing and Business Development. Mr. Spector was a founder of GameFly. Mr. Spector was previously a Producer at Disney Online, a division of The Walt Disney Company, and an Agent in the New Media Group at Creative Artists Agency. Mr. Spector holds a Bachelor of Arts degree in Film from San Francisco State University. Our

Board of Directors has concluded that Mr. Spector should serve as a director based on his extensive and in-depth knowledge of our business gained from being one of our co-founders.

              Nilesh Seth has served as our Senior Vice President of Product Development and Technology since April 2008 and served as our Vice President of Product Management from September 2003 until April 2008. Prior to joining GameFly, Mr. Seth served as Vice President, Applied Technology at eStyle, Inc. from September 1999 to September 2003. Mr. Seth began his career at Andersen Consulting (now Accenture) where he worked from 1993 to 1999. Mr. Seth holds a Bachelor of Science degree in Mathematics/Applied Science (Economics) from the University of California, Los Angeles.

              Michael Gimlett serves as our Senior Vice President of Merchandising and Logistics and previously served as our Vice President of Merchandising from January 2006 to December 2009 and as our General Merchandise Manager from 2002 to December 2005. Prior to joining GameFly, Mr. Gimlett served as a Merchandise Manager for PlayStation.com from 2000 to 2002. Mr. Gimlett attended the University of California, San Diego.

              Terri Luke serves as our Senior Vice President of Operations and previously served as our Vice President of Technical Operations and Customer Service from 2005 to December 2009. Prior to joining GameFly, Ms. Luke held several positions at consulting firms including Zamba Solutions where she was a Client Partner and Vice President of Delivery Services from February 1997 thru December 2004. Ms. Luke began her career at Anderson Consulting (now Accenture) from 1990 to 1997. Ms. Luke holds a Bachelor of Science degree in Industrial Engineering from the University of Wisconsin-Madison.

              Rachel Silverstein has served as Vice President of Marketing since January 2006. Prior to joining GameFly, Ms. Silverstein served as Director of Global Brand Management (Kids Division) at Activision from October 2002 to November 2005 and Global Brand Manager (Action Sports and Racing Division) from November 2000 to October 2002. From June 1998 to November 2000, Ms. Silverstein was a Brand Manager at THQ. Ms. Silverstein holds a Bachelor of Arts degree in Sociology from the University of California, Los Angeles.

Directors

              Michael Moritz has served as a member of our Board of Directors since July 2002. Mr. Moritz has served as a General Partner at Sequoia Capital, a venture capital firm, since 1986 and serves as a director of several private companies. Mr. Moritz holds a Master of Arts degree in History from Christ Church, Oxford, University of Oxford. Our Board of Directors has concluded that Mr. Moritz should serve as a director based on extensive knowledge and insight he brings to our Board of Directors from his experience as a venture capitalist, having invested in and served on the boards of several major technology companies.

              Tom Banahan has served as a member of our Board of Directors since November 2004. Mr. Banahan has served as a Managing Director at Tenaya Capital, a venture capital firm, since February 2009. From October 1999 to February 2009, Mr. Banahan served as Global Head of Venture Capital at Lehman Brothers. Mr. Banahan also currently serves as a director of several private companies. Mr. Banahan holds a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara. Our Board of Directors has concluded that Mr. Banahan should serve as a director based on his experience in the venture capital industry, having served on the boards of many other technology companies, as well as his extensive experience in operational management roles in the technology industry.

              Edward "Toby" Lenk has served as a member of our Board of Directors since our formation in 2002. Mr. Lenk has served as the President of Gap, Inc. Direct since April 2003. Mr. Lenk was a founder of GameFly and served as our founding Chief Executive Officer from our formation in 2002 to

April 2003. Mr. Lenk holds a Master of Business Administration degree from the Harvard Business School and a Bachelor of Arts degree in Economics and Government from Bowdoin College. Our Board of Directors has concluded that Mr. Lenk should serve as a director based on his in-depth knowledge of our business as our former founding chief executive officer as well as his extensive experience in management roles in the retail and technology industries.

              Alison Davis has served as a member of our Board of Directors since February 2010. Ms. Davis is currently a Managing Director of Belvedere Capital Partners II LLC, a position she has held since April 2004. Previously, Ms. Davis served as Chief Financial Officer at Barclays Global Investors from April 2002 to March 2003. Prior to that, Ms. Davis served as senior partner and Practice Leader with A.T. Kearney from August 1993 to April 2000. Ms. Davis began her career in 1984, working until 1993, at McKinsey and Company, where she focused on the banking and financial services sectors. Ms. Davis is currently a director of LECG and Presidio Bank. Ms. Davis holds a Bachelor of Arts with honors and Master degrees in Economics from Cambridge University in England and a Master of Business Administration degree from the Stanford Graduate School of Business. Our Board of Directors has concluded that Ms. Davis should serve as a director based on her extensive experience serving on the boards of directors of public and private companies, and her strong background in finance.

Our Board of Directors

              Our board of directors consists of six members, four of whom qualify as "independent" according to the rules and regulations of The NASDAQ Stock Market.

              Upon the closing of our initial public offering, all of our preferred stock will be automatically converted into our common stock and all of the contractual rights to appoint directors will be automatically terminated. In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon the consummation of the offering, our board of directors will be divided into three classes with staggered three-year terms as follows:

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  Class 1 directors will consist of Sean Spector and Tom Banahan, whose terms will expire at our annual stockholders meeting to be held in 2011;

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  Class 2 directors will consist of Toby Lenk and Alison Davis, whose terms will expire at our annual stockholders meeting to be held in 2012; and

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  Class 3 directors will consist of David Hodess and Michael Moritz, whose terms will expire at our annual stockholders meeting to be held in 2013.

              At each annual general meeting of the stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the total number of directors. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by the board of directors.

              The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Committees of the Board of Directors

              Our board of directors has the authority to appoint committees to determine certain management and administrative functions. Prior or upon consummation of this offering, our board of directors will have three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Members serve on these committees until their resignation or until otherwise determined by our board of directors. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of The NASDAQ Stock Market and SEC rules and regulations that will become applicable to us upon consummation of the offering. We intend to comply with the requirements of The NASDAQ Stock Market with respect to committee composition of the independent directors as they become applicable to us. Each committee has the composition and responsibilities described below.

Audit Committee

              Our audit committee consists of Tom Banahan, Toby Lenk and Alison Davis, with Alison Davis serving as chair. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee:

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  appoints and determines the compensation of a registered public accounting firm to serve as our independent auditor;

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  oversees the work of the independent auditor;

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  evaluates the independence and performance of the independent auditor;

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  reviews the plan for and the scope of the audit and related services and approves all professional services to be provided to us by our independent auditor;

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  discusses with the independent auditor its audit of the financial statements, any significant changes required in the independent auditor's audit plan, any serious difficulties or disputes with management encountered during the course of the audit and other matters related to the conduct of the audit which are to be communicated under generally accepted auditing standards;

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  reviews with management any significant changes to generally accepted auditing standards and other accounting policies or standards that will impact or could impact the financial reports under review;

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  reviews significant changes to our accounting principles and practices proposed by the independent auditor, the internal auditor, if any, or management;

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  meets with management and the independent auditor to discuss the annual and quarterly financial statements;

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  reviews and discusses with management and the independent auditor management's report on internal control over financial reporting and the independent auditor's audit of the effectiveness of our internal control over financial reporting and its attestation report, if required, prior to the filing of our annual report;

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  makes recommendations on the inclusion of annual and quarterly financial statements in our annual and quarterly reports, respectively;

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  reviews the scope and results of internal audits, if any;

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  establishes a procedure for receipt, retention and treatment of any complaints received by us about our accounting, internal accounting controls or auditing matters and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

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  discusses with the independent auditor and management our risk assessment and risk management guidelines, policies and processes; and

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  on behalf of the board of directors, oversees the principal risk exposures facing us and our mitigation efforts in respect of such risks, including, but not limited to financial reporting risks and credit and liquidity risks.

Our board of directors has determined that each of our audit committee members meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our board of directors has determined that Alison Davis is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of The NASDAQ Stock Market. The audit committee will operate under a written charter that will satisfy the applicable rules of the SEC and The NASDAQ Stock Market.

Compensation Committee

              Our compensation committee consists of Michael Moritz, Tom Banahan and Alison Davis, with Michael Moritz serving as chair. Our compensation committee:

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  reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, and

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  evaluates the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations.

              The compensation committee has authority to select, engage, compensate and terminate compensation consultants, legal counsel and such other advisors as it deems necessary and advisable to assist the compensation committee in carrying out its responsibilities and functions and the authority for approving the material terms of all arrangements between us and compensation consultants that have been engaged by the compensation committee with respect to non-executive compensation consulting services.

              The compensation committee also administers the issuance of stock options and other awards under our stock plans, periodically reviews and makes recommendations to our board of directors as to compensation for non-employee directors.

              The compensation committee also reviews and discusses with management our proposed disclosures under the "Compensation Discussion and Analysis" required by Regulation S-K under the Securities Exchange Act and recommends to our board of directors whether such Compensation Discussion and Analysis should be included in our proxy statement and Annual Report on Form 10-K. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC, The NASDAQ Stock Market and the Internal Revenue Code.

Nominating and Corporate Governance Committee

              Our nominating and corporate governance committee consists of Michael Moritz, Tom Banahan and Toby Lenk, with Tom Banahan serving as chair. Our nominating and corporate governance committee:

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  makes recommendations regarding candidates for directorships and the size and composition of our board;

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  reviews with the board of directors on an annual basis the independence, skills and characteristics of our directors, and the skills and characteristics of the board of directors as a whole, in determining whether to recommend for re-election incumbent directors in the class subject to election;

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  assesses the effectiveness of any diversity policy the board of directors may determine to implement;

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  establishes a procedure for the consideration of candidates for directorship recommended by stockholders;

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  identifies, evaluates and annually recommends to the board of directors the chairmanship and membership of each committee of the board of directors;

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  develops and recommends to the board of directors the adoption of corporate governance guidelines, and from time to time reviews and assesses the guidelines and recommends changes for approval by the board of directors;

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  develops and recommends to the board of directors the adoption of a code of ethics, and from time to time reviews and assesses the code of ethics, and recommends changes for approval by the board of directors; and

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  develops and recommends to the board of directors the adoption of procedures designed to identify "related party" transactions that are material to our consolidated financial statements or otherwise require disclosure under applicable laws or rules promulgated by the SEC, and approves, in accordance with such procedures, any such "related party" transactions.

              Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of The NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

              None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

              We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics will be available on our website www.gamefly.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on the website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

EXECUTIVE COMPENSATION

              This executive compensation section provides information about the material elements of the compensation awarded during fiscal year 2010 to or earned by our "named executive officers," who consist of our chief executive officer, chief financial officer and our three most highly compensated executive officers. The named executive officers were:

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  David Hodess, our President and Chief Executive Officer;

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  Stacey Peterson, our Senior Vice President and Chief Financial Officer;

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  Sean Spector, our Senior Vice President of Business Development and Content;

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  Michael Gimlett, our Senior Vice President of Merchandising and Logistics; and

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  Nilesh Seth, our Senior Vice President of Product Development and Technology.

              This executive compensation discussion addresses and explains the compensation practices that were followed in fiscal year 2010 and the numerical and related information in the summary compensation and other tables presented below.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

              We design our overall compensation program to attract and retain executive officers with the skills, experience and commitment to help us achieve our business objectives. The compensation program is designed to reward the achievement of our financial and business goals.

              Prior to this offering, we were a privately-held company with a limited number of equity holders. As such, we have not been subject to stock exchange listing requirements or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of our board committees, including a compensation committee. Our chief executive officer, in consultation with our board of directors, made the final decisions regarding the compensation of our executive officers, other than for himself, and our board of directors determined the compensation of our chief executive officer.

              Following the offering, our compensation committee will have the responsibility for establishing, implementing and monitoring adherence to our compensation program. None of our executive officers will be a member of our compensation committee. Our compensation committee will have the authority under its charter to engage the services of outside counsel, consultants, accountants and other advisors to assist it in discharging its responsibilities relating to our executive compensation policies. In determining base salary and target annual performance-based cash compensation, we strive to reward our executive officers with compensation that is within our budget and is sufficient to retain such officers while concurrently aligning their interests with the achievement of our annual financial and business goals as well as the goals of our stockholders. For fiscal year 2009, we approved small increases in the base salary of some of our executive officers for excellent performance or alignment with the compensation of other executives. For fiscal year 2010, the base salary of our named executive officers remained the same as in fiscal year 2009. We do not use rigid guidelines or formulas to determine the amount and mix of compensation elements for each executive officer. We have not adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation or among different forms of non-cash compensation. Instead, we rely on the judgment and experience of our chief executive officer and board members.

Roles of Executives and Compensation Consultant

              Historically, our chief executive officer has determined the cash compensation of our other executive officers, based on his assessment of an officer's performance and our financial situation, and notified and obtained informal approval from our board of directors of his decisions. In connection with this offering, our board of directors has hired Towers Watson (previously known as Towers Perrin) as our compensation consultant to help evaluate both the cash and equity components of the compensation for our executive officers, and to recommend any changes to our cash and equity compensation in order to conform the compensation of our executive officers more closely to current competitive market rates.

              Towers Watson determined our peer companies based on three primary factors: industry type (internet retail, internet services), financial characteristics (revenue range that is half to three times our revenue, i.e. approximately $50,000,000 to $300,000,000 in revenue) and number of years since the initial public offering of their securities (with an initial public offering effective date that is no earlier than 2003). Our peer companies, based on the foregoing factors, are as follows: Blue Nile, Inc.; Shutterfly, Inc.; iPass, Inc.; Vitacost.com, Inc.; U.S. Auto Parts Network, Inc.; Ancestry.com; BIDZ.com, Inc.; Limelight Networks, Inc.; eHealth, Inc.; comScore, Inc.; Marchex, Inc.; Dice Holdings, Inc.; Constant Contact, Inc.; Internet Brands, Inc.; Web.com Group, Inc.; Vocus, Inc.; DivX, Inc.; LoopNet, Inc.; LogMeln, Inc.; OpenTable, Inc.; and Sparks Networks, Inc.

Principal Elements of Executive Compensation

              The total compensation of our executive officers consists of the following elements:

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  base salary;

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  discretionary annual cash and equity bonus dependent on our financial performance and for Mr. Gimlett, a bonus equal to the greater of this discretionary cash bonus or a cash bonus earned upon the improvement of our rental gross margin (but not both); and

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  long-term incentive compensation, consisting of equity awards.

              Some of our executive officers are also entitled to potential payments upon specified termination events and vesting acceleration upon a termination prior to or after a change in control, as discussed below. Additionally, our executive officers receive other benefits that are generally available to our employees.

              We offer cash compensation to our named executive officers in the form of base salaries at levels that are within our budget and are sufficient to retain such officers. In addition to standard base salaries, we recognize that we must offer annual bonus opportunities to reward our named executive officers for their performance each year. However, except for Mr. Gimlett, we do not establish any target bonus amounts for our named executive officers in order to preserve maximum flexibility for our board of directors or compensation committee to determine bonus amounts that sufficiently reward our officers for their performance yet are within our budget. Historically, we have paid total cash compensation at the lower end of an identified market range as determined in the collective business judgment of our board of directors and have relied on our equity compensation to motivate our named executive officers to achieve our long-term goals. Towers Watson has confirmed that relative to our peer group, the total cash and equity compensation paid to our named executive officers puts us in a position that is less than the 25th percentile of our peer group. Since our peer group consists of publicly traded companies, our board of directors has decided to consider changes to the base salary and incentive cash compensation of our named executive officers until following this offering. As discussed below, our board of directors has granted refresher options to our named executive officers, based on the Towers Watson recommendations with respect to annual option grants.

Base Salaries

              The base salary for each of our named executives was initially determined in a negotiation between us and each officer when such officer started employment. Each year, our chief executive officer had the discretion to determine whether to increase the base salary of our named executive officers (except his own) and would approve such increases, based on such factors as an officer's performance, alignment of an officer's compensation with our other officers and high-level employees or retention purposes. Our board of directors has annually considered whether to increase the base salary of our chief executive officer, based on our revenues and other financial results and his overall performance. The salary we paid in fiscal year 2010 to each named executive officer is reflected in the Summary Compensation Table below. In fiscal year 2009, Mr. Hodess increased the base salary of each of Messrs. Spector and Seth. Mr. Spector's base salary was increased from $190,000 to $195,000 to be comparable with the base salary of Mr. Gimlett. Mr. Seth's base salary was increased from $162,000 to $175,000 based on his strong performance. In fiscal year 2008, the base salary of each of Messrs. Hodess and Gimlett was increased. The base salary of Mr. Hodess was increased from $300,000 to $330,000 at our board's discretion, based on his leadership of our company and our financial results. Mr. Gimlett's base salary was increased by Mr. Hodess from $143,000 to $200,000 to retain him by matching another competitive employment offer. In fiscal year 2010, the base salary of our named executive officers remained the same as in fiscal year 2009. Ms. Peterson's base salary was negotiated with her in connection with her employment commencement with us, with Ms. Peterson's base salary placing her at approximately the 50th percentile of chief financial officers at our peer companies.

Annual Incentive Compensation

              For both fiscal years 2009 and 2010, we did not have a formal bonus plan or program for any of our employees, except for an incentive plan for Mr. Gimlett, as described below. Instead, we have a discretionary bonus program pursuant to which our chief executive officer and our directors or compensation committee determine whether to pay annual bonuses to our employees, including our named executive officers, after reviewing our gross revenues, earnings before income and taxes (excluding bonus and non-cash compensation expense), our cash flow needs and our financial condition and outlook as a whole. For fiscal year 2009, our board of directors decided to pay most of our employees, including our named executive officers, cash bonuses equal, on average, to approximately 4% of our employees' aggregate base salary for their dedication and hard work. In December 2009 of our fiscal year 2010, our employees were each paid a holiday bonus, with each named executive officer (except for Ms. Peterson who had not yet started employment) receiving a bonus of $1,500. In April 2010, our compensation committee determined that we had exceeded our targeted business plan for fiscal year 2010 with respect to our gross revenues, earnings before income and taxes (excluding bonus and non-cash compensation expense) and cash flow and approved a bonus pool for our employees. Our compensation committee concurred with our CEO's recommendation that the bonus allocation for Messrs. Spector, Seth and Gimlett and Ms. Peterson be equal to twenty percent (20%) of each officer's annual base salary, with Ms. Peterson's bonus prorated for her period of employment with us in fiscal year 2010. In applying the same bonus formula for these named executive officers, our CEO determined that each named executive officer contributed to the achievement of our business plan and wanted to foster continued teamwork. Our compensation committee determined our CEO's bonus for fiscal year 2010 to be equal to thirty percent (30%) of his annual base salary, based on his leadership and overall contributions to the achievement of our targeted business plan. The actual bonus amounts for our named executive officers for fiscal year 2010 were approved by our compensation committee in May 2010 and are set forth in the "Summary Compensation Table" below.

              Mr. Gimlett was eligible for a bonus under the Gimlett Incentive Plan FYE 3-10 prepared by our chief executive officer, under which he could earn a bonus based on the improvement of our rental gross margin rate above a base line rental gross margin rate. This was the same performance milestone under the Gimlett Incentive Plan FYE 3-09, except that the assumptions regarding total rental revenues and total rental costs and the target rental gross margin were higher under the plan for the Gimlett Incentive Plan FYE 3-10. Our rental gross profit was determined by subtracting our total rental costs from our total rental revenues, and our rental gross margin was determined by dividing our rental gross profit by our total rental revenues.

              To the extent that our rental gross margin was higher than the baseline rental gross margin of 44.9%, Mr. Gimlett would earn a cash bonus according to the following formula:

Improvement in Rental Gross Margin	Cash Bonus
Equal to or greater than 0.50% but less than 1.00%	$10,000
Equal to or greater than 1.00% but less than 1.50%	$20,000
Equal to or greater than 1.50% but less than 2.00%	$30,000
Equal to or greater than 2.00%	$40,000

              For fiscal year 2009, our rental gross margin was 45.3%, which was more than 2.0% above our baseline rental gross margin rate of 42.6%, and Mr. Gimlett received a bonus of $40,000. For fiscal year 2010, our rental gross margin, without adjustments resulting from changes in residual value estimates and the amortization schedule was 49.8%, which was more than 2.0% above our baseline rental gross margin rate of 44.9%. Mr. Gimlett was eligible to receive the greater of the bonus as determined under the Gimlett Incentive Plan FYE 3-10 or a discretionary bonus, as determined by our compensation committee, but not both. For fiscal year 2010, Mr. Gimlett's bonus under the Gimlett Incentive Plan FYE 3-10 and his discretionary bonus were both equal to $40,000, and our compensation committee concurred with our CEO that Mr. Gimlett be paid his discretionary bonus instead of his bonus under the Gimlett Incentive Plan FYE 3-10. Consequently, Mr. Gimlett's total bonus compensation for fiscal year 2010 was $40,000 (excluding the holiday bonus discussed above).

Long-Term Incentive Compensation

              Background.    We established our equity incentive plans to align the interests of our employees, including our executive officers, with the interests of our stockholders and to provide our employees with an incentive to support our long-term success and growth. We award our equity incentive compensation in the form of options to acquire shares of our common stock, because we believe that stock options incentivize our executive officers and are directly tied to any increase in the value of our business. Historically, our board of directors had the authority to make equity grants to executive officers. Following this offering, our compensation committee will make all equity grants to our executive officers.

              Timing and Size of Grants.    We typically grant a stock option of significant size in the year that an executive officer commences employment. Generally, the initial hire grant vests according to a four-year schedule in which 25% of the option vests after twelve months of continuous service and 1/48th of the option vests upon the completion of each of the next 36 months of continuous service. Thereafter, we may make option grants at varying times and in varying amounts at the discretion of our compensation committee or our board of directors. We do not have any program or obligation that requires us to grant equity compensation to any executive officer on specified dates. The size of each grant is generally set at a level that our board of directors or compensation committee deems appropriate to create a meaningful opportunity for stock ownership while reflecting the individual's position and longevity with us, the individual's existing equity holdings, an officer's total equity holdings relative to other executive officers and the individual's potential for future responsibility.

              In fiscal year 2010, we granted options to Mr. Hodess, Ms. Peterson, Mr. Spector, Mr. Gimlett and Mr. Seth. Mr. Hodess was granted an option to purchase 125,000 shares of our common stock, Ms. Peterson was granted an option to purchase 180,000 shares of our common stock and Mr. Spector,

Mr. Gimlett and Mr. Seth were each granted an option to purchase 35,000 shares of our common stock. The number of options granted to Messrs. Hodess, Spector, Gimlett and Seth represented annual grants that put these executive officers at the 50th percentile with respect to annual equity grants of officers in comparable positions at our peer companies, according to the compensation analysis from Towers Watson. The number of options granted to Ms. Peterson was also based on the Towers Watson compensation analysis and places Ms. Peterson at the 50th percentile relative to equity grants to chief financial officers at our peer companies.

              Stock Valuation.    In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith using factors it considered appropriate, including the price at which shares of our common stock and preferred stock had previously been issued, the rights associated with our preferred stock and our business prospects, and which beginning in September 2007 included written reports periodically prepared by an independent valuation firm retained by our board of directors. All fiscal year 2010 equity awards to our employees, including named executive officers, had an exercise price equal to the fair market value of our common stock on the grant date, as defined under Internal Revenue Service regulations and determined by our board of directors based on an appraisal prepared by an independent valuation firm. Following this offering, we expect the exercise price of our options to be based on the closing price of our common stock on the date of the grant or the date immediately prior to the date of grant.

              Restricted Shares, Stock Appreciation Rights and Stock Units.    We generally have not granted restricted stock awards, stock appreciation rights or stock units because we believe that options offer a more powerful incentive. However, in the future our compensation committee may consider the grant of restricted shares of our common stock, stock appreciation rights or stock units in appropriate circumstances.

Stock Ownership Guidelines

              We currently do not require our directors or executive officers to own a specified amount of our common stock. Our compensation committee believes that the stock and option holdings of our directors and executive officers are sufficient at this time to provide them incentive to perform for us and to align this group's interests with those of our stockholders.

Perquisites

              Our executive officers participate in our group insurance and employee benefit plans on the same terms as our other salaried employees, including a 401(k) plan with a discretionary matching contribution, medical, dental and vision benefits, an employee assistance program, a short-term disability and long-term disability program, a flexible spending account plan and life and accidental death and dismemberment insurance. At this time, we do not provide special benefits or other perquisites to our named executive officers, except that our CEO participates in an executive medical plan pursuant to which he is reimbursed for up to $5,000 of health-related expense per plan year. For fiscal year 2010, under our 401(k) plan, we made a matching contribution of two percent (2%) of each participant's salary deferrals, up to a maximum matching contribution for each participant of four percent (4%) of base salary.

Severance and Change of Control Benefits

              Mr. Hodess' offer letter, dated as of 2003, as amended, provides that if he experiences an involuntary termination and signs a general release of claims, he will receive continued payment of his base salary at the rate then in effect and we will reimburse him for his COBRA premiums for a period of four (4) months. This severance amount was initially negotiated with Mr. Hodess when he accepted employment as our chief executive officer. In addition, Mr. Hodess was granted an option to purchase

181,000 shares of our common stock that was granted on May 10, 2007, which provides for the following vesting acceleration: if Mr. Hodess is involuntarily terminated without cause or voluntarily terminates his own employment for good reason (a) prior to a change of control, then 25% of the total number of option shares will immediately vest and become exercisable; or (b) in connection with or following a change of control, then 50% of the total number of option shares will immediately vest and become exercisable. As of March 31, 2010, Mr. Hodess is vested in all of the shares subject to this option, except for 10,056 shares, which means that under either the acceleration set forth in (a) or (b) above, he will become vested in an additional 10,056 shares. Mr. Hodess negotiated these vesting acceleration terms with our board of directors in connection with this option grant.

              Ms. Peterson's offer letter, dated as of January 4, 2010, provides that if she is involuntarily terminated without cause or resigns voluntarily due to good reason and signs a general release of claims, she will receive a severance benefit equal to eight (8) months of her then current salary. This severance amount was negotiated with Ms. Peterson when she accepted employment as our chief financial officer. In addition, Ms. Peterson was granted an option to purchase 180,000 shares of our common stock. In the event of a change of control of our company, 25% of her option shares (45,000 option shares) will immediately vest on the closing date of such transaction. If Ms. Peterson is involuntarily terminated without cause or resigns voluntarily for good reason during her first year of employment, then 15% of the total number of option shares (27,000 option shares) will immediately vest on such termination date, unless we have already completed a change in control transaction prior to the date of such termination or resignation. If we consummate an initial public offering during Ms. Peterson's first year of employment, then 15% of her option shares (27,000 option shares) will vest sixty (60) days after the effective date of such offering and 10% of the option shares (18,000 option shares) will vest on January 4, 2011. Ms. Peterson negotiated these vesting acceleration terms with our board of directors in connection with this option grant.

              Mr. Spector's offer letter, dated as of 2002, as amended, provides that if he experiences an involuntary termination and signs a general release of claims, he will receive continued payment of his base salary at the rate then in effect and we will reimburse him for his COBRA premiums for a period of six (6) months. This severance benefit was negotiated by Mr. Spector and our board of directors, based on the market compensation conditions then in existence.

              For additional information, please see "Executive Compensation—Potential Payments Upon Termination or Change in Control" and "Executive Compensation—Employment Agreements" below for more details.

Financial Restatement Adjustment

              Our compensation committee has not adopted a policy on whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers or other employees where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. Our compensation committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding any restatement are known.

Tax and Accounting Treatment of Compensation

              Section 162(m) of the Internal Revenue Code places a limit of $1.0 million per person on the amount of compensation that we may deduct in any one year with respect to each of our named executive officers other than the chief financial officer. There is an exemption from the $1.0 million limitation for performance-based compensation that meets certain requirements. All grants of options or stock appreciation rights under our new Equity Incentive Plan, which we adopted before this offering, are intended to qualify for the exemption. Please see "Executive Compensation—Equity Incentive Plan" for more details. Grants of restricted shares or stock units under our Equity Incentive

Plan may qualify for the exemption if vesting is contingent on the attainment of objectives based on the performance criteria set forth in the plan and if certain other requirements are satisfied. Grants of restricted shares or stock units that vest solely on the basis of service cannot qualify for the exemption. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible and to date, the compensation to our named executive officers has not exceeded the $1.0 million limitation. Our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under section 162(m) if it determines that such action is appropriate and in our best interests.

              We account for equity compensation paid to our employees under the rules of FASB Accounting Standards Codification ("ASC") Topic 718, "Stock Compensation" (formerly FASB Statement No. 123(R)) ("ASC 718"), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We have not tailored our executive compensation program to achieve particular accounting results.

Summary Compensation Table

              The following table sets forth all of the compensation earned by our named executive officers for the fiscal year ended March 31, 2010.

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation	All Other Compensation(3)	Total
David Hodess	2010	$330,000	$100,500	$516,250	—	$2,031	$948,781
President and Chief Executive Officer

Stacey Peterson	2010	$52,885	$12,500	$739,800	—	—	$805,185
Senior Vice President and Chief Financial Officer

Sean Spector	2010	$195,000	$40,500	$144,550	—	$4,071	$384,121
Senior Vice President of Business Development and Content

Michael Gimlett	2010	$200,000	$41,500	$144,550	—	$4,990	$391,040
Senior Vice President of Merchandising and Logistics

Nilesh Seth	2010	$175,000	$36,500	$144,550	—	$3,677	$359,727
Senior Vice President of Product Development and Technology

(1)
For the fiscal year ended March 31, 2010, Mr. Hodess earned a discretionary bonus of $99,000, Ms. Peterson earned a discretionary bonus of $12,500, Mr. Spector earned a discretionary bonus of $39,000, and Mr. Seth earned a discretionary bonus of $35,000. In addition, Mr. Hodess, Mr. Spector, Mr. Gimlett and Mr. Seth each earned a $1,500 holiday bonus.
(2)
The amounts reported in this column represent the aggregate grant date fair value of the stock options granted to the named executive officers during fiscal year ended March 31, 2010 calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in our notes to the audited consolidated financial statements included elsewhere in this registration statement on Form S-1. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the named executive officers from the options.
(3)
The amounts in this column reflect our matching contributions to the 401(k) accounts of our named executive officers.

Salary, Bonus and Non-Equity Incentive Plan Compensation in Proportion to Total Compensation

              The amount of salary, bonus and non-equity incentive plan compensation earned in fiscal year 2010 in proportion to the total compensation reported for each of the named executive officers was:

Mr. Hodess:	45%
Ms. Peterson:	8%
Mr. Spector:	61%
Mr. Gimlett:	62%
Mr. Seth:	59%

              To date, we have not established any policy for allocating compensation between current and long-term compensation or between cash and non-cash compensation. Ms. Peterson's total cash compensation as a proportion of her total compensation is significantly lower than our other named executive officers, because she had been employed with us for only approximately three months during our fiscal year ended March 31, 2010, resulting in a low reported cash compensation amount that is then compared to a high total compensation amount from the inclusion of the entire value of her new hire option grant.

Grants of Plan-Based Awards

              The following table sets forth each non-equity incentive plan award and equity award granted to our named executive officers during the fiscal year ended March 31, 2010.

								All Other Option Awards: Number of Securities Underlying Options
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards								Exercise or Base Price Per Option Share of Option Awards
											Grant Date Fair Value of Stock and Option Awards
	Grant Date
Name		Threshold		Target		Maximum
David Hodess	1/4/10	—		—		—		125,000	(1)	$8.34	$516,250
Stacey Peterson	1/13/10	—		—		—		180,000	(2)	$8.34	$739,800
Sean Spector	1/4/10	—		—		—		35,000	(1)	$8.34	$144,550
Michael Gimlett	1/4/10	$10,000	(3)	$20,000	(3)	$40,000	(3)	35,000	(1)	$8.34	$144,550
Nilesh Seth	1/4/10	—		—		—		35,000	(1)	$8.34	$144,550

(1)
Each of these options will vest and become exercisable for 1/48 of the shares on January 10, 2010 and upon the completion of each additional month of service thereafter. Each of the options has a term of 10 years from the date of grant, subject to earlier expiration if the optionee's service terminates.

(2)
Each of these options will vest and become exercisable for 25% of the shares upon completion of twelve months of service from the grant date and the remainder of the shares will vest and become exercisable in 36 equal monthly installments upon completion of each additional month of service thereafter. Each of the options has a term of 10 years from the date of grant, subject to earlier expiration if the optionee's service terminates.

(3)
Mr. Gimlett is eligible to earn a non-equity incentive plan award pursuant to the Gimlett Incentive Plan FYE 3-10. The amount shown in the "threshold" column reflects the minimum payment level under the Gimlett Incentive Plan FYE 3-10 if we achieved the minimum rental gross margin goal. The amount shown in the "target" column reflects the target payment level under the Gimlett Incentive Plan FYE 3-10 if we achieved the target rental gross margin goal. The amount shown in the "maximum" column reflects the maximum payment level under the Gimlett Incentive Plan FYE 3-10 if we achieved the maximum rental gross margin goal. The Gimlett Incentive Plan FYE 3-10 is discussed in greater detail in "Compensation Discussion and Analysis" beginning on page 81.

Outstanding Equity Awards At Fiscal Year-End

              The following table sets forth information regarding each unexercised option held by each of our named executive officers as of the end of the fiscal year ended March 31, 2010.

	Option Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)
				Option Exercise Price Per Option Share	Option Expiration Date
Name	Exercisable		Unexercisable
David Hodess	164,375	(1)	—	$0.10	11/17/12
	854,209	(2)	—	$0.125	5/08/13
	170,944	(3)	10,056	$1.02	5/09/17
	7,812	(4)	117,188	$8.34	1/03/20
Stacey Peterson	0	(5)	180,000	$8.34	1/12/20
Sean Spector	7,353	(6)	—	$1.02	5/09/17
	2,187	(7)	32,813	$8.34	1/03/20
Michael Gimlett	87,500	(8)	—	$0.10	11/17/12
	11,750	(9)	—	$0.31	4/07/14
	15,000	(10)	—	$0.57	1/25/15
	6,373	(11)	—	$1.02	5/09/17
	12,083	(12)	7,917	$2.37	10/17/17
	4,791	(13)	5,209	$2.77	4/14/18
	5,415	(14)	—	$2.77	5/20/18
	2,187	(15)	32,813	$8.34	1/03/20
Nilesh Seth	75,000	(16)	—	$0.125	12/03/13
	7,500	(17)	—	$0.31	4/07/14
	25,000	(18)	—	$0.57	1/25/15
	7,353	(19)	—	$1.02	5/09/17
	9,583	(20)	10,417	$2.77	4/14/18
	4,386	(21)	—	$2.77	5/20/18
	2,187	(22)	32,813	$8.34	1/03/20

(1)
On November 18, 2002, Mr. Hodess received an option to purchase 164,375 shares of common stock under our 2002 Stock Plan. 1/36th of the option shares vested upon the completion of each month of service following the vesting start date of December 1, 2002.

(2)
On May 9, 2003, Mr. Hodess received an option to purchase 1,084,209 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of April 28, 2003 and 1/48th of the option shares vested upon the completion of each month of service thereafter. On August 17, 2007, Mr. Hodess exercised 150,000 shares underlying the option, on May 27, 2008, Mr. Hodess exercised 50,000 shares underlying the option, and on October 15, 2009, Mr. Hodess exercised 30,000 shares underlying the option.

(3)
On May 10, 2007, Mr. Hodess received an option to purchase 181,000 shares of common stock under our 2002 Stock Plan. 1/36th of the option shares vested upon the completion of each month of service following the vesting start date of May 10, 2007.

(4)
On January 4, 2010, Mr. Hodess received an option to purchase 125,000 shares of common stock under our 2002 Stock Plan. 1/48th of the option shares will vest upon the completion of each month of service following the vesting start date of December 10, 2009.

(5)
On January 13, 2010, Ms. Peterson received an option to purchase 180,000 shares of common stock under our 2002 Stock Plan. 25% of the option shares will vest upon the completion of one year of service following the vesting start date of January 4, 2010 and 1/48th of the option shares will vest upon the completion of each month of service thereafter.

(6)
On May 10, 2007, Mr. Spector received an option to purchase 7,353 shares of common stock under our 2002 Stock Plan. The option shares were fully vested as of the date of grant.

(7)
On January 4, 2010, Mr. Spector received an option to purchase 35,000 shares of common stock under our 2002 Stock Plan. 1/48th of the option shares will vest upon the completion of each month of service following the vesting start date of December 10, 2009.

(8)
On November 18, 2002, Mr. Gimlett received an option to purchase 117,500 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of August 1, 2002 and 1/48th of the option shares vested upon the completion of each month of service thereafter. Mr. Gimlett exercised 20,000 shares underlying the option on October 23, 2007, and Mr. Gimlett exercised 10,000 shares underlying the option on February 19, 2008.

(9)
On April 8, 2004, Mr. Gimlett received an option to purchase 11,750 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of April 1, 2004 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(10)
On January 27, 2005, Mr. Gimlett received an option to purchase 15,000 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of January 25, 2005 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(11)
On May 10, 2007, Mr. Gimlett received an option to purchase 6,373 shares of common stock under our 2002 Stock Plan. The option shares were fully vested as of the date of grant.

(12)
On October 18, 2007, Mr. Gimlett received an option to purchase 20,000 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of October 8, 2007 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(13)
On April 15, 2008, Mr. Gimlett received an option to purchase 10,000 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of April 1, 2008 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(14)
On May 21, 2008, Mr. Gimlett received an option to purchase 5,415 shares of common stock under our 2002 Stock Plan. The option shares were fully vested as of the date of grant.

(15)
On January 4, 2010, Mr. Gimlett received an option to purchase 35,000 shares of common stock under our 2002 Stock Plan. 1/48th of the option shares will vest upon the completion of each month of service following the vesting start date of December 10, 2009.

(16)
On December 4, 2003, Mr. Seth received an option to purchase 75,000 shares of common stock under Our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of September 29, 2003 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(17)
On April 8, 2004, Mr. Seth received an option to purchase 7,500 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of April 1, 2004 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(18)
On January 27, 2005, Mr. Seth received an option to purchase 25,000 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of January 23, 2005 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(19)
On May 10, 2007, Mr. Seth received an option to purchase 7,353 shares of common stock under our 2002 Stock Plan. The option shares were fully vested as of the date of grant.

(20)
On April 15, 2008, Mr. Seth received an option to purchase 20,000 shares of common stock under our 2002 Stock Plan. 25% of the option shares vested upon the completion of one year of service following the vesting start date of April 1, 2008 and 1/48th of the option shares vested upon the completion of each month of service thereafter.

(21)
On May 21, 2008, Mr. Seth received an option to purchase 4,386 shares of common stock under our 2002 Stock Plan. The option shares were fully vested as of the date of grant.

(22)
On January 4, 2010, Mr. Seth received an option to purchase 35,000 shares of common stock under our 2002 Stock Plan. 1/48th of the option shares will vest upon the completion of each month of service following the vesting start date of December 10, 2009.

Option Exercises in Fiscal Year 2010

              The following table sets forth information regarding the exercise of any options held by each of our named executive officers during the fiscal year ended March 31, 2010.

Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
David Hodess	30,000	$191,850	(1)
Stacey Peterson	—	—
Sean Spector	—	—
Michael Gimlett	—	—
Nilesh Seth	—	—

(1)
The fair market value of our common stock on the exercise date was $6.52 per share. The value realized on exercise was calculated by multiplying (i) the number of exercised shares by (ii) the fair market value of $6.52 per share less the exercise price of $0.125 per share.

Potential Payments Upon Termination or Change in Control

              The table below reflects the potential payments and benefits to which the named executive officers would be entitled under the option documentation and under individual agreements between certain of the named executive officers and us, which are described in the section entitled, "Compensation Discussion and Analysis" on page 81. The amounts shown in the table below assume that each termination was effective as of March 31, 2010 and that all eligibility requirements under the applicable agreement were met.

	Termination Before Change of Control						Termination Upon or Following Change of Control						Change of Control
Name	Salary	COBRA Premium		Vesting of Stock Options		Total	Salary	COBRA Premium		Vesting of Stock Options		Total	Vesting of Stock Options
David Hodess	$110,000	$6,260	(1)	$77,230	(4)	$193,490	$110,000	$6,260	(1)	$77,230	(4)	$193,490	—
Stacey Peterson	$166,667	—	(2)	$9,720	(5)	$176,387	$166,667	—	(2)	$9,720	(5)	$176,387	$16,200	(5)
Sean Spector	$97,500	$9,060	(3)	$—		$106,560	$97,500	$9,060	(3)	$—		$106,560	—
Michael Gimlett	—	—		—		—	—	—		—		—	—
Nilesh Seth	—	—		—		—	—	—		—		—	—

(1)
If Mr. Hodess is terminated without cause or resigns for good reason at any time, he is eligible to receive four months of continuation of base salary and reimbursement of his COBRA premiums.

(2)
If Ms. Peterson is terminated without cause or resigns for good reason at any time, she is eligible to receive eight months of continuation of base salary.

(3)
If Mr. Spector is terminated without cause or resigns for good reason at any time, he is eligible to receive six months of continuation of base salary and reimbursement of his COBRA premiums.

(4)
The Notice of Stock Option Grant evidencing the option to purchase 181,000 shares of our common stock that was granted on May 10, 2007 to Mr. Hodess provides for the following vesting acceleration: if Mr. Hodess is involuntarily terminated without cause or voluntarily terminates his own employment for good reason (a) prior to a change of control, then 25% of the total number of option shares (10,056 shares because he is already vested in the remaining shares as of March 31, 2010) will immediately vest and become exercisable; or (b) in connection with or following a change of control, then 50% of the total number of option shares will immediately vest and become exercisable (10,056 shares because he is already vested in the remaining shares as of March 31, 2010). For purposes of this table, the value of the option vesting acceleration was calculated based on the assumption that the executive's employment termination and if applicable, the change of control, occurred on March 31, 2010. The fair market value of our common stock as of March 31, 2010 was $8.70 per share, which was based on a valuation as determined by our board of directors based on an independent appraisal. The value of the vesting acceleration was calculated by multiplying the number of option shares whose vesting was accelerated as of March 31, 2010, by the spread between the fair market value of our common stock as of March 31, 2010, and the exercise price for such unvested option shares.

(5)
The Notice of Stock Option Grant evidencing the option to purchase 180,000 shares of our common stock that was granted on January 13, 2010 to Ms. Peterson provides for the following vesting acceleration: (a) if there is a change in control, then 25% of the total number of option shares (45,000 shares) will immediately vest and become exercisable; (b) if Ms. Peterson is involuntarily terminated without cause or voluntarily terminates her own employment for good reason during the first year of her employment, then 15% of the total number of option shares (27,000 shares) will immediately vest and become exercisable; or (c) if there is an initial public offering of our common stock during the first year of Ms. Peterson's employment, then 15% of the total number of option shares (27,000 shares) will vest 60 days after the effective date of the offering, and 10% of the total number of option shares (18,000 shares) will vest on January 4, 2011. For purposes of this table, the value of the option vesting acceleration was calculated based on the assumption that the executive's employment termination and if applicable, the change of control, occurred on March 31, 2010. The fair market value of our common stock as of March 31, 2010 was $8.70 per share, which was based on a valuation as determined by our board of directors based on an independent appraisal, as of March 31, 2010. The value of the vesting acceleration was calculated by multiplying the number of option shares whose vesting was accelerated as of March 31, 2010, by the spread between the $8.70 fair market value of our common stock as of March 31, 2010, and the exercise price for such unvested option shares.

Except as listed above, we currently do not have contractual change of control agreements or severance agreements with our named executive officers.

Pension Benefits

              We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

              We do not maintain any nonqualified deferred compensation plans.

Employment Agreements

              We have entered into employment agreements with each of our named executive officers, which sets forth the terms of their employment, including base salary, performance bonus, a stock option grant and severance benefits (if any). Each named executive officer's current cash and equity compensation is discussed in greater detail in "Compensation Discussion and Analysis" beginning on page 81 and set forth in the "Summary Compensation Table" above.

              Mr. Hodess' offer letter, as amended for certain tax reasons in December 2008, provides that if he experiences an involuntary termination and signs a general release of claims, he will receive continued payment of his base salary at the rate then in effect and we will reimburse him for his COBRA premiums for a period of four (4) months.

              On January 4, 2010, we entered into an offer letter with Stacey Peterson, our Senior Vice President and Chief Financial Officer. The offer letter provides that Ms. Peterson will receive an annual salary of $250,000 and be eligible to receive a bonus under our bonus plan. In the event Ms. Peterson is involuntarily terminated without cause or resigns voluntarily due to good reason (as defined below) and signs a general release of claims, she will receive a severance benefit equal to eight (8) months of her then current salary. We also granted Ms. Peterson an option to purchase 180,000 shares of our common stock. Twenty-five percent of her option shares (45,000 option shares) will vest on the one-year anniversary of her employment and the balance will vest over the following 36 months in equal monthly installments. In the event of a change of control of our company, 25% of her option shares (45,000 option shares) will immediately vest on the closing date of such transaction. If Ms. Peterson is involuntarily terminated without cause or resigns voluntarily due to good reason during her first year of employment, then 15% of the total number of option shares (27,000 option shares) will immediately vest on such termination date, unless we have already completed a change in control transaction prior to the date of such termination or resignation. If we consummate an initial public offering during Ms. Peterson's first year of employment, then 15% of her option shares (27,000 option shares) will vest sixty (60) days after the effective date of such offering and 10% of the option shares (18,000 option shares) will vest on January 4, 2011.

              Mr. Spector's offer letter, as amended for certain tax reasons in December 2008, provides that if he experiences an involuntary termination and signs a general release of claims, he will receive continued payment of his base salary at the rate then in effect and we will reimburse him for his COBRA premiums for a period of six (6) months.

              The terms used in the agreements for Mr. Hodess, Ms. Peterson and Mr. Spector are defined as follows. "Involuntary termination" means that the executive is terminated by us for a reason that is other than for cause, death or permanent disability or resigns for good reason. "Cause" means the executive's willful failure substantially to perform his or her duties and responsibilities to us or deliberate violation of a company policy; commission of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to whom the executive owes an obligation of nondisclosure as a result of his relationship with us; or the executive's willful breach of any of his obligations under any written agreement with us. "Good reason" means: (i) any material reduction of the executive's base compensation from that which was in effect immediately prior to the reduction, (ii) a material reduction in the executive's duties and responsibilities with respect to us, or (iii) the relocation of the executive's place of employment to a place that is more than fifty (50) miles from the previous company location. "Permanent disability" means the executive's inability to perform the essential functions of his position with or without reasonable accommodation for a period of one hundred twenty (120) consecutive days because of the executive's physical or mental impairment. "Change of control" means a sale of all or substantially all of our assets, or any merger, consolidation or other transaction of our company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the voting securities outstanding immediately prior to such transaction continue to hold a majority of the total voting power represented by the voting securities of our company, or such surviving entity, outstanding immediately after such transaction.

              In addition, on May 10, 2007, Mr. Hodess was granted an option to purchase 181,000 shares of our common stock that provides for the following vesting acceleration. If he is involuntarily terminated without cause (as defined above) or voluntarily terminates his own employment for good reason (as defined above) (i) prior to a change of control, then 25% of the total number of option shares will immediately vest and become exercisable on such termination date; or (ii) in connection with or following a change of control, then 50% of the total number of option shares will immediately vest and become exercisable on such termination date.

2010 Omnibus Equity Incentive Plan

              We intend to adopt our 2010 Omnibus Equity Incentive Plan, or 2010 Plan, before this offering becomes effective. The 2010 Plan will become effective on the date of this prospectus. No further grants will be made under our 2002 Stock Plan after this offering. However, the options outstanding under the 2002 Stock Plan will continue to be governed by its existing terms.

Share Reserve

              We have reserved 1,500,000 shares of our common stock for issuance under the 2010 Plan. The number of shares reserved for issuance under the 2010 Plan will be increased automatically on April 1 of each year, starting with April 1, 2011 and ending with April 1, 2017, by a number equal to the smallest of:

  •
  1,250,000 shares; or

  •
  4% of the shares of common stock outstanding at that time; or

  •
  the number of shares determined by our board of directors.

              In general, to the extent that awards under the 2010 Plan are forfeited or lapse without the issuance of shares or shares are reacquired by us, those shares will again become available for awards. All share numbers described in this summary of the 2010 Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a stock split, a stock dividend, or a reverse stock split.

Administration

              The compensation committee of our board of directors will administer the 2010 Plan. The committee has the complete discretion to make all decisions relating to the plan and outstanding awards.

Eligibility

              Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2010 Plan.

Types of Award

              Our 2010 Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options to purchase shares of our common stock;

  •
  stock appreciation rights;

  •
  restricted shares of our common stock; and

  •
  stock units.

              We generally have granted options to our service providers because we believe that options offer a more powerful long-term incentive than restricted shares, stock appreciation rights or stock units. However, in the future our compensation committee may consider the grant of restricted shares, stock appreciation rights or stock units in appropriate circumstances and use such forms of equity-based compensation in addition to options to align the interests of our service providers with that of our stockholders.

Stock Options and Stock Appreciation Rights

              The exercise price for options granted under the 2010 Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

  •
  cash;

  •
  shares of our common stock that the optionee already owns;

  •
  an immediate sale of the option shares through a broker approved by us;

  •
  a promissory note, if permitted by applicable law; or

  •
  any other form of payment as the compensation committee determines.

              A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash or shares of common stock, or a combination of both.

              Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights also expire at the time determined by the compensation committee, but in no event more than 10 years after they are granted. They generally expire earlier if the participant's service terminates earlier. No participant may receive options or stock appreciation rights under the 2010 Plan covering more than 300,000 shares in any fiscal year, except that a new employee may receive options or stock appreciation rights covering up to 600,000 shares in the fiscal year in which his or her employment starts.

Restricted Shares and Stock Units

              Restricted shares and stock units may be awarded under the 2010 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay for their awards in cash. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the compensation committee. No participant may receive restricted shares or stock units with performance-based vesting covering more than 300,000 shares in any fiscal year, except that a new employee may receive restricted shares or stock units covering up to 600,000 shares in the fiscal year in which his or her employment starts. Settlement of vested stock units may be made in the form of cash, shares of common stock, or a combination of both.

Change in Control

              The compensation committee may determine that awards granted under the 2010 Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

              A change in control includes:

  •
  a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

  •
  a sale, transfer or other disposition of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

  •
  an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of a parent or of a subsidiary of ours).

Amendments or Termination

              Our board of directors may amend or terminate the 2010 Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2010 Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2002 Stock Plan

              Our 2002 Stock Plan was adopted by our board of directors and approved by our stockholders on July 8, 2002. The most recent amendment to the 2002 Stock Plan was adopted by our board of directors and approved by our stockholders on June 22, 2010. No further awards will be made under our 2002 Stock Plan after this offering, but options outstanding under the 2002 Stock Plan will continue to be governed by their existing terms.

Share Reserve

              We have reserved an aggregate of 5,937,382 shares for issuance under our 2002 Stock Plan. In general, if options granted under our 2002 Stock Plan are canceled or terminated or otherwise forfeited by a 2002 Stock Plan participant, then those option shares will again become available for awards under the 2002 Stock Plan.

Administration

              Our board of directors has administered the 2002 Stock Plan before this offering and the compensation committee of our board of directors will administer this plan after this offering. Before this offering, our board of directors and, after this offering, our compensation committee has complete discretion to make all decisions relating to our 2002 Stock Plan.

Eligibility

              Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2002 Stock Plan.

Types of Awards

              Our 2002 Stock Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options to purchase shares of our common stock; and

  •
  direct awards and sales of shares of our common stock (including restricted shares).

Options

              The exercise price for incentive stock options and nonstatutory stock options granted under the 2002 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

  •
  cash or check;

  •
  shares of common stock that the optionee already owns;

  •
  a promissory note;

  •
  an immediate sale of the option shares through a broker designated by us;

  •
  cancellation of indebtedness; or

  •
  any combination of the above payment methods.

              In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us.

Share Awards

              The purchase price for shares awarded under the 2002 Stock Plan may not be less than 85% of the fair market value of our common stock on the award grant date. Restricted shares vest at the times determined by our board of directors.

Merger, Consolidation or Asset Sale

              If we experience a merger, consolidation or asset sale, each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation or a parent or subsidiary of such successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right will terminate upon the consummation of the transaction.

Amendments or Termination

              Our board of directors may amend or terminate the 2002 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless such amendment increases the number of shares available for issuance under the 2002 Stock Plan or as otherwise required by applicable law. No further awards will be made under our 2002 Stock Plan after this offering, and the 2002 Stock Plan will automatically terminate 10 years after its initial adoption by our board of directors.

401(k) Plan

              All of our full-time employees in the United States are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed limited, which was $16,500 in 2009, and to have the amount of this reduction contributed to our 401(k) plan. Our 401(k) plan provides for a discretionary matching contribution. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code so that contributions by employees to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. The trustees under the 401(k) plan, at the discretion of each participant, invest the 401(k) plan employee salary deferrals in selected investment options.

Limitations on Director and Officer Liability and Indemnification

              The following description references our amended and restated certificate of incorporation and bylaws as will be in effect upon completion of this offering. Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  any act or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the Delaware General Law; or

  •
  any transaction from which the director derived an improper personal benefit.

              Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

              We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

              There is no pending litigation or proceeding involving a director or executive officer of our company as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Director Compensation

              The following table provides certain information concerning the compensation earned by our non-employee directors for the fiscal year ended March 31, 2010.

Name	Fees Earned or Paid In Cash ($)	Option Awards ($) (1)	Total ($)
Alison Davis	$4,583	$243,987	$248,570

(1)
The amounts reported in this column represent the aggregate grant date fair value of the stock option granted to the director during fiscal year ended March 31, 2010 calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock option reported in the Option Awards column are set forth in our notes to the audited consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for this stock option, and do not correspond to the actual economic value that may be received by the director from the option.

              The aggregate number of option awards held by each non-employee director and outstanding at the end of the fiscal year ended March 31, 2010 is disclosed in the table below.

Name	Option Awards Outstanding (#)
Alison Davis	60,000

              We have entered into an offer letter with Alison Davis, one of our directors, dated January 26, 2010, that provides that she will receive a quarterly fee of $7,500 for her service as a director. In addition, on February 5, 2010, we granted Ms. Davis an option to purchase 60,000 shares of our common stock that vests monthly over four years. In the event of a change of control of the Company while Ms. Davis is a member of the board of directors, 25% of her option shares (15,000 option shares) will immediately vest and become exercisable prior to such transaction.

              Except as disclosed above, during fiscal year 2010, none of our employee or nonemployee directors received compensation for services provided as a director nor have we paid them compensation for committee participation or special assignments of the board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreement and Plan of Merger

              We entered into an agreement and plan of merger with GameStrata, Inc. on October 17, 2008, pursuant to which we acquired GameStrata, Inc. through a merger transaction for stock consideration valued at the time of closing of $700,000. Prior to the transaction, we owned approximately 9.7% of the outstanding stock of GameStrata, Inc. Pursuant to the agreement and plan of merger, we issued 199,373 shares of our common stock to stockholders of GameStrata, Inc., certain of whom are also our stockholders, including funds affiliated with Sequoia Capital and Tenaya Capital, respectively, each of which holds more than 5% of our voting securities and received stock in the transaction valued at the closing of approximately $321,000.

Investors' Rights Agreement

              We are party to an investors' rights agreement with certain of our stockholders, including holders of more than 5% of our voting securities and their affiliates. Pursuant to the investors' rights agreement, after the contractual lock-up agreements expire, these stockholders will have the right to require us to register all or a portion of their shares under the Securities Act under specific circumstances and subject to certain limitations. For a more detailed description of these rights, see "Description of Capital Stock—Registration Rights."

Indemnification Agreements

              Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we have entered into separate indemnification agreements with each of our directors and executive officers. For further information, see "Management—Limitations on Director and Officer Liability and Indemnification."

Offer Letters

              We have entered into offer letters with certain of our directors and officers that, among other things, provide for certain severance and change of control benefits. For a description of these letter agreements, see "Management—Executive Compensation—Compensation Discussion and Analysis—Severance and Change of Control Benefits" and "Management—Executive Compensation—Director Compensation."

Procedures for Approval of Related Party Transactions

              We do not currently have a formal, written policy or procedure for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our board of directors.

              As authorized under its charter, our nominating and corporate governance committee will adopt a written related person transaction policy, effective upon the completion of this offering, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will be administrated by our nominating and corporate governance committee.

 PRINCIPAL AND SELLING STOCKHOLDERS

              The following table presents the beneficial ownership of our capital stock as of March 31, 2010, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

  •
  each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  each selling stockholder; and

  •
  all directors and executive officers as a group.

              Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2010, are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

              Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

              Percentage of ownership is based on 15,419,838 shares of common stock outstanding as of March 31, 2010, after giving effect to the conversion of our outstanding preferred stock into shares of common stock in connection with this offering, and            shares outstanding after this offering, assuming no exercise of the underwriters' overallotment option.

              Unless otherwise indicated in the table, the address of each individual listed in the table is c/o GameFly, Inc., 5340 Alla Road, Suite 110, Los Angeles, CA 90066.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
			Number of Shares Offered
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders:
Funds affiliated with Sequoia Capital(1)	7,903,738	51.26%
3000 Sand Hill Road, 4-250 Menlo Park, CA 94025
Jung Suh	1,420,795	9.21%
4054 Carmel Brooks Way San Diego, CA 92130
Sean Spector(2)	1,373,498	8.90%
David Hodess(3)	1,212,604	7.29%
Funds affiliated with Tenaya Capital(4)	905,113	5.87%
2965 Woodside Road, Suite A Menlo Park, CA 94062
Edward "Toby" Lenk	875,000	5.67%
Executive Officers and Directors:
David Hodess(3)	1,212,604	7.29%
Stacey Peterson	—	—
Sean Spector(2)	1,373,498	8.90%
Michael Gimlett(5)	147,807	*
Nilesh Seth(6)	133,300	*
Terri Luke(7)	99,977	*
Rachel Silverstein(8)	114,569	*
Michael Moritz(1)	7,903,738	51.26%
Tom Banahan(4)	905,113	5.87%
Edward "Toby" Lenk	875,000	5.67%
Alison Davis(9)	5,000	*
All executive officers and directors as a group
(11 persons)	12,770,606	74.49%

*
Indicates beneficial ownership of less than 1%.

(1)
Represents 117,356 shares held by Sequoia Capital Entrepreneurs Annex Fund, 1,224,674 shares held by Sequoia Capital IX, 5,280,814 shares held by Sequoia Capital X, 514,486 shares held by Sequoia Capital X Principals Fund and 766,408 shares held by Sequoia Technology Partners X. SC IX.I Management, LLC is the sole general partner of Sequoia Capital IX and Sequoia Capital Entrepreneurs Annex Fund. SC X Management, LLC is the sole general partner of Sequoia Capital X, Sequoia Technology Partners X and Sequoia Capital X Principals Fund. Michael Moritz is a manager of SC IX.I Management, LLC and SC X Management, LLC.

Mr. Moritz may be deemed to have shared voting and investment power over the shares held by Sequoia Capital Entrepreneurs Annex Fund, Sequoia Capital IX, Sequoia Capital X, Sequoia Capital X Principals Fund and Sequoia Technology Partners X, as applicable. Mr. Moritz disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)
Includes 10,998 shares subject to options that are exercisable within 60 days of March 31, 2010, 100,000 shares held by the Sean Spector 2009 Trust dated December 22, 2009 and 100,000 shares that are pledged as security.
(3)
Includes 1,212,604 shares subject to options that are exercisable within 60 days of March 31, 2010.
(4)
Represents 310,493 shares held by Tenaya Capital IV, L.P., 291,180 shares held by Tenaya Capital IV-C and 303,440 shares held by Tenaya Capital IV-P. Tenaya Capital IV Annex GP, LLC is the sole general partner of Tenaya Capital IV, L.P. Tenaya Capital IV GP, LLC is the sole general partner of Tenaya Capital IV GP, LP, which is the sole general partner of Tenaya Capital IV-C and Tenaya Capital IV-P. Tom Banahan is a manager of Tenaya Capital IV Annex GP, LLC and Tenaya Capital IV GP, LLC.

Mr. Banahan may be deemed to have shared voting and investment power over the shares held by Tenaya Capital IV, L.P., Tenaya Capital IV-C and Tenaya Capital IV-P, as applicable. Mr. Banahan disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(5)
Includes 147,807 shares subject to options that are exercisable within 60 days of March 31, 2010.
(6)
Includes 133,300 shares subject to options that are exercisable within 60 days of March 31, 2010.
(7)
Includes 99,977 shares subject to options that are exercisable within 60 days of March 31, 2010.
(8)
Includes 114,569 shares subject to options that are exercisable within 60 days of March 31, 2010.
(9)
Includes 5,000 shares subject to options that are exercisable within 60 days of March 31, 2010.

DESCRIPTION OF CAPITAL STOCK

General

              Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value.

              The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

              As of March 31, 2010, after giving effect to the conversion of our preferred stock into common stock, there were 15,419,838 shares of common stock held of record by 80 stockholders. After giving effect to the sale of the shares of common stock offered by this prospectus there will be                        shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options.

              Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights.

              Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

              Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of our common stock are validly issued, fully paid and nonassessable.

              The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

              Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We have no present plans to issue any shares of preferred stock.

              Issuances of preferred stock, while providing flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of GameFly without further action by our stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

Warrants

              As of March 31, 2010, we had outstanding warrants to purchase an aggregate of 206,720 shares of our common stock at a weighted average exercise price of $2.77 per share.

              As of March 31, 2010, we had outstanding warrants to purchase an aggregate of 37,500 shares of our Series A preferred stock at an exercise price of $1.00 per share.

              As of March 31, 2010, we had outstanding warrants to purchase an aggregate of 60,000 shares of our Series B preferred stock at an exercise price of $1.25 per share.

              As of March 31, 2010, we had outstanding warrants to purchase an aggregate of 26,468 shares of our Series D preferred stock at an exercise price of $3.78 per share.

              After the completion of this offering, these warrants will remain outstanding except that the warrants to purchase our Series A preferred stock and Series B preferred stock will become exercisable for shares of our common stock.

Registration Rights

Demand Registration Rights

              After the completion of this offering, the holders of 9,821,750 shares of our common stock will be entitled to certain demand registration rights. The holders of at least a majority of these shares can, on not more than two occasions, request that we register all or a portion of their shares if the aggregate price to the public of the shares offered would exceed $5,000,000. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We will not be required to effect a demand registration during the period beginning 60 days prior to the filing and 180 days following the effectiveness of the registration statement in this offering and 90 days after the effective date of a registration statement in any other public offering of our securities.

Piggyback Registration Rights

              After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of 14,078,905 shares of our common stock will be entitled to certain "piggyback" registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

              After the completion of this offering, the holders of 9,821,750 shares of our common stock will be entitled to certain Form S-3 registration rights. Holders of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period.

Registration Expenses

              We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Expiration of Registration Rights

              The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, after our initial public offering, when that stockholder can sell all of its shares under Rule 144 of the Securities Act or a similar exemption during any three-month period. In any event, all such registration rights shall expire five years after the consummation of this offering.

Lock-Up

              Pursuant to the investors' rights agreement, each stockholder that has registration rights has agreed that in connection with an initial public offering, to the extent requested by us or the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of up to 180 days from the effective date of such registration.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

              Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only a majority of the authorized directors of our board of directors may call a special meeting of stockholders. The combination of the classification of our board of directors and the lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

              These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

              We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

              In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

              In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of Options Upon Change of Control

              The compensation committee may determine that awards granted under the 2010 Plan will vest or will become exercisable (as applicable) on an accelerated basis if we experience a change in control. Awards will be subject to the agreement evidencing a change in control, as described below. Unvested awards (or portions thereof) may be treated in any manner permissible by applicable law, including (without limitation) cancellation for no consideration. Vested options, stock appreciation rights and stock units may be continued by us if we are the surviving corporation or assumed or substituted by the surviving corporation or its parent with new awards. In addition, vested options and stock appreciation rights may be cancelled for consideration equal to the excess of the fair market value of our common stock as of the closing date of the change in control over the exercise price of the awards, and vested stock units may be canceled for a payment equal to the fair market value of our common stock as of the closing date of the change in control.

              A change in control includes:

  •
  a merger or consolidation or any other corporate reorganization or business combination transaction of our company with or into another corporation, entity or person;

  •
  a sale, transfer or other disposition of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than 50% of our directors over a 24-month period; or

  •
  an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to us (such as a holding company owned by our stockholders or a trustee or other fiduciary holding securities under an employee benefit plan of ours or of a parent or a subsidiary of ours).

              Generally, under our 2002 Stock Plan, if we experience a merger, consolidation or asset sale, each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation or a parent or subsidiary of such successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or stock purchase right will terminate upon the consummation of the transaction.

Limitations on Liability and Indemnification

              See "Management—Limitations on Director and Officer Liability and Indemnification."

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, and its address is 1218 Third Avenue, Suite 1700, Seattle, Washington 98101.

NASDAQ Global Market Listing

              We will apply to have our common stock quoted on the NASDAQ Global Market under the symbol "GFLY."

 SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

              Upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of the underwriters' overallotment option, no exercise of outstanding options or warrants and conversion of all shares of outstanding preferred stock. Of these shares, the            shares sold in this offering, plus any shares issued upon exercise of the underwriters' overallotment option, will be freely tradable without restriction or registration under the Securities Act, except for shares purchased by any of our existing "affiliates," which generally includes officers, directors or 10% stockholders, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. The remaining 15,419,838 shares of common stock held by existing stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. These restricted securities are subject to the lock-up agreements described below.

Rule 144

              In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering assuming no exercise of the underwriters' overallotment option, based on the number of shares of common stock outstanding as of March 31, 2010; or

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

              Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

              All of our directors and officers and the holders of substantially all of our common stock have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. The holders of approximately        % of our outstanding shares of common stock have executed lock-up agreements. These agreements are described below under "Underwriting."

Registration Rights

              The holders of 14,078,905 shares of our common stock, or their transferees, have certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see "Description of Capital Stock—Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

              As of March 31, 2010, options to purchase a total of 4,276,240 shares of common stock pursuant to our 2002 Stock Plan were outstanding, of which 3,014,392 were exercisable. We intend to file a registration statement under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to the 2002 Stock Plan and shares outstanding or reserved for issuance under our 2010 Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets. As a result, shares issued pursuant to such plans after the effectiveness of the registration statement will be freely tradable in the public market, subject to certain Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market stand-off agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
OF OUR COMMON STOCK

Preliminary Matters

              The following discussion is a summary of material U.S. federal income tax considerations generally applicable to non-U.S. holders of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment).

              For purposes of this discussion, a non-U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person. The term U.S. person means:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              If a partnership or other pass-through entity holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities that hold shares of our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

              This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not consider the state, local or non-U.S. tax consequences of an investment in our common stock. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, tax-exempt organizations, dealers in securities or currency, persons who hold common stock as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, U.S. Internal Revenue Service (the "IRS") rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.

              This summary is included herein as general information only. Accordingly, each prospective stockholder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our common stock.

Distributions

              Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends that we pay on our common stock to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

              The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a non-U.S. holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. In such circumstances, dividends will be subject to tax on a net income basis as described below under the caption entitled "—U.S. Trade or Business Income."

Dispositions

              A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of common stock unless:

  •
  the gain is U.S. trade or business income (as described below);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" (which we refer to as USRPHC) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. Holder's holding period for our common stock.

              In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a non-U.S. holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a non-U.S. holder sells its shares of our common stock.

U.S. Trade or Business Income

              For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

U.S. Federal Estate Taxes

              Shares of our common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. However, it is currently uncertain how the U.S. federal estate tax will be implemented and administered in 2010.

Information Reporting and Backup Withholding Requirements

              We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

              The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (which we refer to as a U.S. related person). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Recent Legislative Developments Potentially Affecting Taxation of Common Stock Held By or Through Foreign Entities

              Legislation recently enacted by the U.S. Congress will generally impose a withholding tax of 30% on dividends paid on our common stock and the gross proceeds of a disposition of our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30% on dividends paid on our common stock and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. Holder of the common stock may be eligible for refunds or credits of such taxes. The legislation will be effective for amounts paid after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
Cowen and Company, LLC
William Blair & Company, L.L.C.

Total

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

              In connection with this offering, certain selling stockholders may be deemed "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any proceeds, discounts, commissions, concessions or profit such selling stockholders earn on any resale of shares offered by them may be deemed underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Commissions and Discounts

              The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Company	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us and the selling stockholders.

Overallotment Option

              We and the selling stockholders have granted an option to the underwriters to purchase up to                        additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to                        shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

              We and the selling stockholders, our executive officers and directors and holders of substantially all of our common stock have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  dispose of or transfer any common stock or any securities convertible into or exchangeable for common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock or other security whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

              The restrictions described in this paragraph are subject to certain limited exceptions, including:

  •
  the sale of common stock to the underwriters;

  •
  sales of common stock or other securities acquired in open market transactions; provided that no public report or filing is required to be filed or voluntarily filed with the SEC or otherwise;

  •
  transfers of shares as a gift or for no consideration; provided that each donee agrees to be subject to the restrictions described in the immediately preceding paragraph and no public report or filing is required to be filed or voluntarily filed with the SEC or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that the lock-up period will not extend beyond 216 days after the date of this prospectus.

NASDAQ Global Market Listing

              We expect the shares to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol "GFLY."

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated website is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

 LEGAL MATTERS

              The validity of the common stock being offered by this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California, which has acted as our counsel in connection with this offering. Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by the selling stockholders by this prospectus will be passed upon by Whalen, LLP. The underwriters have been represented by McDermott Will & Emery LLP.

EXPERTS

              The consolidated financial statements of GameFly, Inc. as of March 31, 2009 and 2010 and for each of the three years in the period ended March 31, 2010 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report thereon appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. With respect to references made in this prospectus to certain of our contracts, agreements or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or document.

              You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the SEC's Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as GameFly, that file electronically with the SEC.

              As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

GAMEFLY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GameFly, Inc.
Los Angeles, California

              We have audited the accompanying consolidated balance sheets of GameFly, Inc. and its subsidiaries (the "Company") as of March 31, 2009 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GameFly, Inc. and its subsidiaries as of March 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

              As discussed in Note 2 to the financial statements, the Company adopted authoritative guidance issued by the Financial Accounting Standards Board on contracts in an entity's own equity that requires the Company's convertible preferred stock warrants to be classified as liabilities at their estimated fair value with changes in fair value at each reporting date recognized in the statement of operations.

              As discussed in Note 3 to the financial statements, the Company changed its method of accounting for amortizing the video game library in fiscal 2010.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
July 7, 2010

GAMEFLY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of March 31,
			Pro forma As of March 31, 2010
	2009	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,114	$11,773
Accounts receivable	1,067	745
Other current assets	1,086	916
Video game library—net	15,743	14,850
Deferred income taxes	2,026	2,407

Total current assets	26,036	30,691
PROPERTY AND EQUIPMENT—Net	2,826	3,095
INTANGIBLE ASSETS—Net	1,100	833
GOODWILL	2,243	739
OTHER NONCURRENT ASSETS	538	2,671
DEFERRED INCOME TAXES	1,858	1,942

TOTAL	$34,601	$39,971

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,421	$4,195
Accrued liabilities	4,632	8,823
Unearned revenue	3,981	4,744
Warrant liability	—	1,129
Obligations under credit facility—current	—	1,250
Other current liabilities	500	500

Total current liabilities	13,534	20,641
OBLIGATIONS UNDER CREDIT FACILITY	3,500	—
OTHER LONG TERM LIABILITIES	2,116	1,696

Total liabilities	$19,150	$22,337

COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY:
Convertible preferred stock:
Series A, $0.0001 par value—authorized, 2,037,500 shares; issued and outstanding, 2,000,000 and 1,988,065 shares as of March 31, 2009 and 2010, liquidation preference of $1.00 per share; no shares issued and outstanding pro forma as of March 31, 2010	2,000	1,988
Series B, $0.0001 par value—authorized, 3,719,051 shares; issued and outstanding, 3,659,051 and 3,659,051 shares as of March 31, 2009 and 2010, liquidation preference of $1.25 per share; no shares issued and outstanding pro forma as of March 31, 2010	4,683	4,574
Series C, $0.0001 par value—authorized, 1,991,943 shares; issued and outstanding, 1,991,943 and 1,983,878 shares as of March 31, 2009 and 2010, liquidation preference of $3.10 per share; no shares issued and outstanding pro forma as of March 31, 2010	6,175	6,150
Series D, $0.0001 par value—authorized, 2,329,185 shares; issued and outstanding, 2,249,807 and 2,302,717 shares as of March 31, 20009 and 2010, liquidation preference of $3.7781 per share; no shares issued and outstanding pro forma as of March 31, 2010	8,736	9,075
Common stock, $0.0001 par value—authorized, 20,180,699 shares; issued and outstanding, 5,162,629 and 5,486,127 shares as of March 31, 2009 and 2010; 15,419,838 shares issued and outstanding pro forma as of March 31, 2010	1	1	$2
Additional paid-in capital-common stock	2,704	4,562	26,348
Deferred stock-based compensation	(20)	—
Accumulated deficit	(8,828)	(8,716)	(8,716)

Total stockholders' equity	15,451	17,634	$17,634

TOTAL	$34,601	$39,971

See notes to consolidated financial statements.

GAMEFLY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Fiscal Year Ended March 31,
	2008	2009	2010
REVENUES:
Base subscription	$55,303	$71,756	$87,844
Previously rented product	9,171	10,786	11,111

Total rental revenues	64,474	82,542	98,955
Advertising and other	1,672	2,128	2,511

Total revenues	66,146	84,670	101,466

COST OF REVENUES:
Rental	36,658	45,140	53,561
Advertising and other	238	202	976

Total cost of revenues	36,896	45,342	54,537

GROSS PROFIT	29,250	39,328	46,929

OPERATING EXPENSES:
Fulfillment	6,424	8,780	9,746
Technology and development	3,636	6,542	7,409
Marketing	13,526	17,521	19,105
General and administrative	3,065	3,592	5,397
Depreciation and amortization	724	1,175	1,501
Impairment of acquired website	—	668	—
Impairment of goodwill	—	449	1,500

Total operating expenses	27,375	38,727	44,658

OPERATING INCOME	1,875	601	2,271

OTHER INCOME (EXPENSE):
Interest income	199	68	7
Interest expense	(329)	(225)	(233)
Change in fair value of warrants	—	—	(648)
Other—net	(57)	(164)	(28)

Total other income (expense)	(187)	(321)	(902)

INCOME BEFORE INCOME TAX (PROVISION) BENEFIT	1,688	280	1,369
INCOME TAX (PROVISION) BENEFIT	(60)	3,780	(916)

NET INCOME	$1,628	$4,060	$453
Undistributed income attributable to preferred stockholders	(1,628)	(3,276)	(453)

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$—	$784	$—

Net income per share:
Basic	$—	$0.16	$—

Diluted	$—	$0.10	$—

Weighted average shares outstanding:
Basic	4,551,307	4,893,713	5,330,384
Diluted	4,551,307	7,824,282	8,433,383
Pro forma net income per share (unaudited):
Basic			$0.03

Diluted			$0.02

Pro forma weighted average shares outstanding used in calculating net income (loss) per share (unaudited):
Basic			15,226,293
Diluted			18,329,292

See notes to consolidated financial statements.

GAMEFLY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock
									Common Stock
											Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par Value				Total
BALANCE—April 1, 2006	2,000,000	$2,000	3,600,000	$4,609	1,991,943	$6,175	2,249,807	$8,736	4,141,920	$1	$ 288	$(62)	$(14,122)	$ 7,625
Exercise of stock options	—	—	—	—	—	—	—	—	106,103	—	14	—	—	14
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	96	28	—	124
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	43	—	—	43
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(394)	(394)

BALANCE—March 31, 2007	2,000,000	2,000	3,600,000	4,609	1,991,943	6,175	2,249,807	8,736	4,248,023	1	441	(34)	(14,516)	7,412
Issuance of common stock	—	—	—	—	—	—	—	—	406,242	—	121	—	—	121
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	329	13	—	342
Net income	—	—	—	—	—	—	—	—	—	—	—	—	1,628	1,628

BALANCE—March 31, 2008	2,000,000	2,000	3,600,000	4,609	1,991,943	6,175	2,249,807	8,736	4,654,265	1	891	(21)	(12,888)	9,503
Issuance of common stock	—	—	—	—	—	—	—	—	508,364	—	816	—	—	816
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	839	1	—	840
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	—	—	—	—	77	—	—	77
Exercise of warrants	—	—	59,051	74	—	—	—	—	—	—	—	—	—	74
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	81	—	—	81
Net income	—	—	—	—	—	—	—	—	—	—	—	—	4,060	4,060

BALANCE—March 31, 2009	2,000,000	2,000	3,659,051	4,683	1,991,943	6,175	2,249,807	8,736	5,162,629	1	2,704	(20)	(8,828)	15,451
Cumulative effect of change in accounting principle (Note 10)	—	—	—	(109)	—	—	—	(236)			(27)	—	(341)	(713)
Issuance of common stock	—	—	—	—	—	—	—	—	303,498	—	945	—	—	945
Stock-based compensation for options	—	—	—	—	—	—	—	—	—	—	738	20	—	758
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	163	—	—	163
Exercise of preferred stock warrants	—	—	—	—	—	—	52,910	575	—	—	—	—	—	575
Excess tax benefits	—	—	—	—	—	—	—	—	—	—	2	—	—	2
Conversion of preferred stock into common stock	(11,935)	(12)			(8,065)	(25)			20,000	—	37	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	453	453

BALANCE—March 31, 2010	1,988,065	$1,988	3,659,051	$4,574	1,983,878	$6,150	2,302,717	$9,075	5,486,127	$1	$4,562	—	$(8,716)	$17,634

See notes to consolidated financial statements.

GAMEFLY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended March 31,
	2008	2009	2010
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$1,628	$4,060	$453
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	724	1,175	1,502
Acquisition of video game library	(30,604)	(32,862)	(35,856)
Carrying value of previously rented product	9,346	11,517	11,001
Amortization and other adjustments of video game library	18,003	19,335	25,748
Amortization of debt discount / issuance costs	95	27	109
Stock-based compensation	342	840	1,198
Excess tax benefit from stock-based compensation	—	(77)	(2)
Issuance of warrants for services	—	81	163
Change in fair value of warrants	—	—	852
Impairment of acquired website	—	668	—
Impairment of goodwill	—	449	1,500
Loss (gain) on sale of equipment	—	13	15
Deferred income taxes	—	(3,885)	(318)
Changes in operating assets and liabilities, net of effects of acquisitions:
Decrease (increase) in accounts receivable	(579)	265	322
Decrease (increase) in other assets	(279)	(864)	204
Increase (decrease) in accounts payable	1,075	1,729	(420)
Increase in unearned revenue	782	853	763
Increase in accrued liabilities	1,182	1,338	3,660

Cash provided by operating activities	1,715	4,662	10,894

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(691)	(2,094)	(1,495)
Proceeds from sale of equipment	—	11	—
Restricted cash	—	153	—
Purchase of investment	(334)	—	—
Purchase of businesses	—	(579)	—
Purchase of intangible assets	(85)	(28)	(20)

Cash used in investing activities	(1,110)	(2,537)	(1,515)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from the exercise of stock options	121	138	560
Proceeds from exercise of preferred stock warrants	—	74	1
Excess tax benefit from stock-based compensation	—	77	2
Repayment of note payable	—	—	(500)
Repayment of credit facility	—	—	(2,250)
Payments of deferred offering costs	—	—	(1,533)

Cash provided by (used in) financing activities	121	289	(3,720)

NET INCREASE IN CASH AND CASH EQUIVALENTS	726	2,414	5,659
CASH AND CASH EQUIVALENTS—Beginning of period	2,974	3,700	6,114

CASH AND CASH EQUIVALENTS—End of period	$3,700	$6,114	$11,773

ADDITONAL INFORMATION:
Cash paid for interest	$330	$225	$177

Cash paid for income taxes	$—	$199	$368

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of preferred stock to common stock	$—	$—	$37

Cumulative effect of change in accounting principle	$—	$—	$712

Transfer of warrant liability to additional paid-in capital upon exercise of warrant	$—	$—	$574

Issuance of common stock warrants	$—	$—	$163

Common stock issued to purchase a business	$—	$678	$—

Deferred offering costs included in accounts payable and accrued liabilities	$—	$—	$665

Purchase of property and equipment recorded in accounts payable	$46	$117	$4

See notes to consolidated financial statements.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

1. Organization and Description of Business

              GameFly, Inc., a Delaware corporation (together with its subsidiaries, collectively, the "Company"), was incorporated on April 15, 2002, and began operations on August 1, 2002. The Company offers an online video game rental subscription service, providing subscribers with access to a comprehensive library of titles. For a standard subscription plan ranging from $15.95 to $36.95 a month, subscribers can rent as many video games as they want and have one to four games out at a time depending on the subscription plan. The video game rentals do not have due dates or late fees and are delivered directly to the subscriber's address by First-Class Mail from the shipping center. The Company also sells preplayed video games to both subscribers of its service and others.

2. Summary of Significant Accounting Policies

Basis of Presentation

              For each period presented in the consolidated statement of operations, the Company has reclassified from general and administrative expense to new financial statement line items; the depreciation and amortization expense on property and equipment and acquired intangible assets, impairment of an acquired website and loss on goodwill impairment.

Principles of Consolidation

              These consolidated financial statements include the accounts of GameFly, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

              The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the revenues and expenses reported during the period. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholders' Equity and Net Income Per Share

              In February 2010, the Company's board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. Upon the consummation of the initial public offering contemplated, all of the outstanding shares of convertible preferred stock automatically convert into shares of common stock. Unaudited pro forma stockholders' equity as of March 31, 2010 has been prepared assuming the conversion of the convertible preferred stock outstanding into 9,933,711 shares of common stock. The pro forma stockholders' equity as of March 31, 2010 reflects the impact of the conversion as if the offering was consummated on March 31, 2010. Pro forma net income per share reflects net income per share as if the conversion of the preferred stock took place on April 1, 2009.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

              The Company considers all highly liquid short-term investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of March 31, 2009 and 2010, cash and cash equivalents consist of cash and money market accounts.

Deferred Offering Costs

              In connection with its initial public offering, the Company has capitalized $2.2 million of deferred offering costs, which are included in other noncurrent assets in the consolidated balance sheet as of March 31, 2010. These costs consist of legal and accounting fees and printing costs related to the preparation of the Company's planned initial public offering of common stock. These costs are initially deferred until the offering is completed, in which case, they are recorded as a reduction of gross proceeds from the offering or expenses to operations if the offering is unsuccessful.

Video Game Library

              The video game library is amortized in a manner that most closely allows for the matching of products costs with the related rental revenues generated by the utilization of the video game library. For the fiscal years ending March 31, 2008 and 2009, and up to and including the nine months ended December 31, 2009, the cost of each video game in the video game library, less an estimated residual value, was amortized over an estimated life, using an accelerated sum-of-the-month digits method with a half-month convention.

              Effective January 1, 2010, the beginning of the Company's quarter ended March 31, 2010, the Company revised its amortization method such that the carrying value of any video games remaining in the video game library beyond the initial estimated life are fully amortized to zero on a straight-line basis using a half-month convention over the next sixteen months, for a total amortization period of twenty-four months.

              In establishing the estimated residual value and useful life for the video game library, the Company considers historical sales prices and the periods over which titles historically have been rented. The Company periodically evaluates the estimates surrounding the useful life and residual values used in amortizing the video game library. The Company also periodically reviews the carrying value of the video game library to ensure that the future expected cash flows exceed the current carrying value. Changes to these estimates resulting from changes in consumer demand, changes in the Company's product offerings, or the price or availability of retail video games may materially impact the carrying value of the video game library and gross margins. See Note 3 for a discussion regarding the impact of changes in estimates during the periods presented.

Property and Equipment, Net

              Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from 1.5 to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or the life of the lease. The depreciation and amortization of property and equipment is

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

recorded in depreciation and amortization expense within the consolidated statements of operations. Repairs and maintenance costs are expensed as incurred.

Website and Software Development Costs

              The Company capitalizes costs related to developing or obtaining internal-use software. Such software is primarily related to the Company's website, including support systems. Capitalization of costs begins after the preliminary project stage has been completed, and it is probable that the project will be completed and the software will be used as intended. Capitalized software costs are included in property and equipment, net, and are amortized over the estimated useful life of the software, which is generally three years. Costs incurred prior to meeting these criteria are expensed as incurred.

              During the fiscal years ended March 31, 2008, 2009 and 2010, no website or internal-use software development costs were capitalized. Amortization expense was not material during the fiscal years ended March 31, 2008, 2009 and 2010. Amortization of website and software development costs is recorded in depreciation and amortization expense within the consolidated statements of operations.

Amortization of Intangible Assets

              Intangible assets are carried at cost less accumulated amortization. The Company amortizes the intangible assets with finite lives, which primarily consist of acquired websites, using the straight-line method over the estimated economic lives of the assets, approximately three years. The amortization expense is recorded in depreciation and amortization expense within the consolidated statements of operations.

Impairment of Long-Lived Assets

              Long-lived assets, primarily consisting of property and equipment and intangible assets, other than goodwill and identifiable intangible assets with indefinite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying value of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying value of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of an asset group exceeds the fair value of the asset group.

Goodwill and Acquisition-Related Intangible Assets

              The Company classifies the difference between the purchase price and the fair value of net assets acquired as goodwill. The Company classifies intangible assets apart from goodwill if the assets have contractual or other legal rights or if the assets can be separated and sold, transferred, licensed, rented or exchanged.

              The Company evaluates the carrying value of goodwill and intangible assets not subject to amortization for impairment as of January 1st each year, or whenever events or changes in circumstances indicate that the carrying value of goodwill or intangible assets not subject to amortization may not be recoverable. For the evaluation of intangible assets not subject to

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

amortization, the Company compares the fair value of these intangible assets to their carrying value. If the carrying value of these intangible assets exceed their fair value, an impairment loss would be recognized in an amount equal to that excess.

              For the evaluation of goodwill, the Company applies the two-step impairment process as required by the Financial Accounting Standards Board ("FASB"). The Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities to those reporting units in order to assess goodwill for impairment. In the first step of a two-step impairment test, the Company determines the fair value of these reporting units. The Company compares the fair value for each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of that reporting unit's goodwill with its carrying value. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, an impairment loss would be recognized in an amount equal to that excess.

Revenue Recognition

              The Company recognizes subscription revenues ratably during each subscriber's monthly subscription period. Accordingly, the Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, no significant Company obligations remain, collection of the related receivable is reasonably assured, and the fees are fixed or determinable. Refunds to subscribers are recorded as a reduction of revenues. Through a third-party vendor, the Company offers its subscribers the ability to trade in used games for credit towards subscription fees. Upon confirmation from the vendor that the game has been received and accepted, the applicable trade-in credits are applied as a reduction to the subscriber's next monthly subscription fee. The Company invoices the vendor monthly for the amount of trade-in credits and records such amount as subscription revenue. The amount of trade-in credits recorded in subscription revenues has not been material. Revenues from sales of previously rented video games are recorded upon shipment of the game or, in the case of rented video games, upon shipment of the game case and manual. Under the Company's customer loyalty program, GameFly Rewards, subscribers receive dollar reward coupons or discounts, after a specified number of consecutive months of membership, that can be applied to the purchase of previously rented video games. Dollar reward coupons expire in 90 days. The Company records discounts for previously rented video game purchases related to GameFly Rewards as a reduction of PRP revenues upon redemption of the reward. The difference between recording discounts as a reduction of PRP revenues upon redemption of dollar reward coupons rather than establishing deferred revenue for the discount during the period that the subscriber earns the reward is not material. Deferred revenue as of March 31, 2009 and 2010, primarily relates to subscriber receipts for which the monthly subscription period has not been fully utilized. Advertising and other revenue is primarily comprised of advertising revenue that is recognized upon the delivery of the advertising impressions on our network of websites and our mailers. Revenues are recorded net of applicable sales taxes collected from subscribers.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

Cost of Revenues

              Cost of rental revenues primarily consists of the amortization of the video game library and the shipping and handling and the packaging expenses related to video games provided to all subscribers, as well as the carrying value of previously rented video games that have been sold and, to a lesser extent, writes-off of the carrying value of video games associated with items included in our video game library that are lost or damaged during the rental or sales process, net of a recovery allowance based on historical metrics. Other cost of sales primarily relates to expenses incurred in placing advertisements.

Fulfillment

              Fulfillment expenses represent costs incurred in operating and staffing the Company's fulfillment and customer service centers, including costs attributable to receiving, inspecting and warehousing the Company's video game library. Fulfillment expenses also include credit card transaction fees.

Technology and Development

              Technology and development expenses consist of payroll and related costs incurred in testing and maintaining the Company's website, telecommunications systems, infrastructure and other internal-use software systems.

Marketing

              Marketing expenses consist of payroll and related costs, advertising, public relations and other costs related to promotional activities. The Company expenses these costs as incurred. Advertising expense totaled $15.9 million and $16.3 million for the fiscal years ended March 31, 2009 and 2010.

Stock-Based Compensation

              Prior to April 1, 2006, the Company elected to account for stock-based compensation related to employee stock option grants using the minimum value method for recognition purposes. Under this method, stock option awards issued to employees are accounted for using the Black-Scholes option-pricing method with a 0% volatility assumption. The expense associated with stock-based compensation was amortized over the periods the employee performs the related services, generally the vesting period. Effective April 1, 2006, the Company adopted new principles for share-based payment transactions, which requires the measurement and recognition of compensation expense for all stock-based awards issued to employees and directors based on estimated fair values.

              The Company adopted the new share-based payment principles using the prospective method, which requires the application of the accounting standard as of April 1, 2006, the first day of the Company's fiscal year. In addition, the Company continues to amortize the compensation expense recorded under the minimum value method as those awards continue to vest. Effective April 1, 2006, stock-based compensation expense includes both the compensation expense for stock-based compensation awards based on the grant-date minimum value estimations as those awards continue to

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

vest and the compensation expense for all stock-based compensation awards granted after April 1, 2006 will be based on the grant-date fair value estimations.

              Under both the current and prior methods for share-based payment transactions, the Company selected the Black-Scholes option-pricing model to determine the estimated fair value and minimum value, respectively, at the date of grant for stock options. For awards granted prior to the Company's adoption of the new method, the expense associated with stock-based compensation is amortized on an accelerated basis over the periods the employee performs the related services, generally the vesting period, consistent with the multiple option method. For awards granted after April 1, 2006, the Company made a one-time election to amortize compensation expense using the straight-line attribution method, under which stock-based compensation expense is recognized on a straight-line basis over the period the employee performs the related services, generally the vesting period of four years, net of estimated forfeitures. The Company has estimated forfeitures based on historical experience and will update the rates, as necessary, in subsequent periods if actual forfeitures differ from initial estimates.

              The Black-Scholes option-pricing model requires management assumptions regarding various factors that require extensive use of accounting judgment and financial estimates. The Company estimates the expected term for options granted after April 1, 2006, using the simplified method, which utilizes the weighted average expected life of each tranche of the stock option, determined based on the sum of each tranche's vesting period plus one-half of the period from the vesting date of each tranche to the stock option's expiration. The Company computed the expected volatility using multiple peer companies for a period approximating the expected term. The risk-free interest rate was determined using the implied yield on U.S. Treasury issues with a remaining term within the expected life of the award.

              The Company accounts for stock-based instruments and awards issued to nonemployees and warrants to purchase convertible preferred stock at fair value using the Black-Scholes option-pricing model. Management believes that the fair value of the stock-based awards is more reliably measured than the fair value of the services received. The fair value of each nonemployee award is remeasured each period until a commitment date is reached, which is generally the vesting date. Effective April 1, 2009, the Company adopted authoritative guidance issued by the FASB on contracts in an entity's own equity that requires the convertible preferred stock warrants to be classified as liabilities at their estimated fair value with changes in fair value at each reporting date recognized in the statement of operations regardless of whether the convertible preferred stock purchase warrants are vested. The FASB guidance requires this treatment since the warrants are exercisable into preferred stock with provisions that protect holders from a decline in the stock price.

Net Income (Loss) Per Share

              Basic net income (loss) per share attributed to common shares is computed by dividing the net income (loss) for the period determined under the two-class method by the weighted average number of common shares outstanding during the period. Under the two-class method, net income is allocated between common stock and other participating securities based on their respective participating rights. The Company's convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company. Prior to paying any dividends on common stock,

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

the Company must first pay dividends on preferred stock at the rates specified in Note 9. After payment of such dividends, any additional dividends will be paid to the holders of the preferred stock and common stock pro-rata on an as converted basis. Authoritative guidance issued by the FASB requires net losses attributable to common stockholders to be allocated among common stock and participating securities to the extent that the securities are required to share in the losses. Since the convertible preferred stock is not contractually obligated to share in the Company's losses, no allocation was made to preferred stock for periods where a net loss existed. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potentially dilutive shares outstanding during the period to the extent such potentially dilutive shares are dilutive. Potentially dilutive shares are composed of incremental common shares issuable upon the exercise of stock options and warrants, as well as convertible preferred stock. The dilutive effect of stock options and warrants is computed using the treasury stock method. The dilutive effect of convertible preferred stock is computed using the if-converted method.

              The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except for share and per share data):

	Fiscal Year Ended March 31,
	2008	2009	2010
Net income (loss)	$1,628	$4,060	$453

Net income (loss) attributable to preferred stock:
Assumed non-cumulative dividends	1,628	1,696	453
Pro-rata income, after assumed dividends	—	1,580	—

	1,628	3,276	453

Net income (loss) attributable to common stock	$—	$784	$—

Basic shares:
Weighted average number of common shares outstanding	4,551,307	4,893,713	5,330,384
Diluted shares:
Weighted average number of common shares outstanding	4,551,307	4,893,713	5,330,384
Add: Weighted average warrants and options outstanding	—	2,930,569	3,102,999

Weighted average shares used to compute diluted net income (loss) per share attributable to common stockholders	4,551,307	7,824,282	8,433,383

Net income (loss) per share:
Basic	$—	$0.16	$—

Diluted	$—	$0.10	$—

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

              The potentially dilutive securities that were excluded from the computation of diluted net income (loss) per common share for the periods presented, because their inclusion would have had an anti-dilutive effect are summarized as follows:

	Fiscal Year Ended March 31,
	2008	2009	2010
Anti-dilutive securities:
Employee stock options	3,714,776	—	—
Convertible preferred stock	9,841,750	9,900,801	9,897,850
Warrants to purchase common stock	91,499	—	—
Warrants to purchase convertible preferred stock	235,929	—	—

Unaudited Pro Forma Net Income Per Share

              Pro forma basic and diluted net income per share have been computed to give effect to the conversion of the Company's preferred stock (using the "if-converted" method) into common stock as though the conversion had occurred at the beginning of the periods (in thousands, except share and per share data):

Fiscal Year Ended March 31, 2010
Net income	$453

Basic shares:
Weighted average number of common shares outstanding	5,330,384
Pro forma adjustment to reflect conversion of preferred stock	9,895,909

Weighted average shares used to compute basic pro forma net income per share	15,226,293

Diluted shares:
Weighted average number of common shares and common share equivalents outstanding	8,433,383
Pro forma adjustment to reflect conversion of preferred stock	9,895,909

Weighted average shares used to compute diluted pro forma net income per share	18,329,292

Pro forma net income per share:
Basic	$0.03

Diluted	$0.02

Income Taxes

              The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the fiscal year in which those temporary differences are expected to be recovered

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

              The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

              On April 1, 2007, the Company adopted authoritative guidance issued by the FASB on accounting for uncertainty in income taxes, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. This guidance requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

              With the adoption of this guidance, companies are required to adjust their financial statements to reflect only those tax positions that are "more-likely-than-not" to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle as of the date of adoption. This guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. As of April 1, 2007, the Company had cumulative unrecognized tax benefits of $1.1 million. As a result of the Company's historical net operating losses from inception through the date of adoption, the unrecognized tax benefits did not result in any cumulative effect to retained earnings. See Note 12 for additional information, including the effects of adoption of the Company's consolidated financial position, results of operations and cash flows. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

              In September 2006, FASB issued authoritative guidance on fair value measurements, which creates a common definition of fair value, establishes a fair value hierarchy and requires expanded disclosures about fair value measurements. Effective for the fiscal year ended March 31, 2009, the Company adopted these rules, except as it applies to those nonfinancial assets and nonfinancial liabilities. On April 1, 2009, the Company implemented the previously deferred provisions for nonfinancial assets and liabilities recorded or disclosed at fair value. The adoption of this guidance did not have a significant impact on the Company's financial statements, but did expand the Company's associated disclosures.

              In December 2007, the FASB issued revised guidance for business combinations. The revised guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. Also, the revised guidance establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The requirements apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the fiscal year ended March 31, 2010 for the Company. Certain acquired net operating losses, if realized, could result in a decrease in income tax expense. The adoption of this guidance on April 1, 2009, had no effect on the Company's financial statements.

              In April 2008, the FASB issued authoritative guidance on the determination of the useful life of intangible assets. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for goodwill and other intangible asset entity-specific factors. Effective for the fiscal year ended March 31, 2010, the Company adopted the provisions of this accounting guidance, which is to be applied prospectively to intangible assets acquired after April 1, 2009, which had no effect on the Company's financial statements.

              In June 2008, the FASB issued authoritative guidance which concluded that unvested stock-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, companies are required to retrospectively adjust their earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to this pronouncement. This pronouncement is effective for the Company beginning April 1, 2009. The adoption of this pronouncement did not have a material impact on the consolidated financial statements.

              In May 2009, the FASB issued authoritative guidance that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

2. Summary of Significant Accounting Policies (Continued)

based on the same principles as those that previously existed in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009, which for the Company is the interim period ended December 31, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

              In June 2009, the FASB issued authoritative guidance to amend prior rules on the consolidation of variable interest entities, which is effective for the Company beginning April 1, 2010. This amendment requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities and additional disclosures for variable interests. The Company does not believe the adoption of this guidance will have a material impact on its financial statements.

3. Video Game Library

              The Company purchases video games from publishers and distributors. The video game library is amortized in a manner that most closely allows for the matching of product costs with the related rental revenues generated by the utilization of the video game library.

              For the fiscal year ended March 31, 2008, the Company amortized its video game library, less an estimated residual value of 37.5% of the cost of the video game, over a period of twelve months using an accelerated sum-of-the-months digits method with a half-month convention. During the fiscal year ended March 31, 2009, the Company analyzed historical sales prices and the periods over which titles historically have been rented and determined that the residual value of previously rented games had increased and that the video games were being rented for a shorter period of time before being sold. Based on this analysis, for the fiscal year ended March 31, 2009, the Company amortized its video game library, less an estimated residual value of 49.5% of the cost of the video game, over a period of eight months using an accelerated sum-of-the-months digits method with a half-month convention.

              For the quarter ended December 31, 2009 the Company experienced a 10.5% decrease in the weighted-average net sales price of previously rented video games sold compared to the quarter ended December 31, 2008. The price decrease resulted from more efficient management of our video game library, which enabled the Company to hold a lower number of video games relative to its subscriber base than in prior periods. Consequently, the Company rented games longer during this period, resulting in a larger proportion of previously rented games being sold toward the end of the Company's estimated useful life of eight months and resulting in the lower weighted average priced realized upon sale. As a result of this decrease in the weighted average net sales price of previously rented video games, the Company reassessed its residual value estimate for the quarter by analyzing each unit sold during the quarter as well as for the nine months ended December 31, 2009 and concluded the estimated residual value should be revised from 49.5% to 37.0%. The Company analyzed the weighted average life of units sold during the nine months ended December 31, 2009 and concluded an estimated rental life of eight months remains appropriate. As a result of the change in residual value estimate, the Company reduced the carrying value of the video game library and increased the cost of rental revenues by $2.1 million as of and for the quarter ended December 31, 2009.

              Effective January 1, 2010, the beginning of the Company's fourth quarter of the fiscal year ended March 31, 2010, the Company revised its amortization method such that the carrying value of

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

3. Video Game Library (Continued)

any games remaining in the video game library beyond the initial estimated eight-month life are fully amortized to zero on a straight-line basis continuing with a half-month convention over the next sixteen months, for a total amortization period of twenty-four months. This change was implemented to better reflect the rental of video games beyond eight months. As a result of the change in estimate, the Company reduced the carrying value of the video game library and increased the cost of rental revenues by $1.8 million in the fourth quarter of the fiscal year ended March 31, 2010.

4. Balance Sheet Components

              Other current assets as of March 31, 2009 and 2010 consisted of the following (in thousands):

	As of March 31,
	2009	2010
Prepaid expenses	$590	$623
Packaging supplies	496	293

Total other current assets	$1,086	$916

              Property and equipment, net as of March 31, 2009 and 2010 consisted of the following (in thousands):

		As of March 31,
	Useful Lives in Years
		2009	2010
Furniture and fixtures	5 - 7	$1,074	$1,323
Leasehold improvements	3	877	893
Website development	1.5	287	287
Computer software	3 - 5	967	1,300
Computer hardware	3 - 5	1,598	2,455

Property and equipment		4,803	6,258
Accumulated depreciation and amortization		(1,977)	(3,163)

Property and equipment, net		$2,826	$3,095

              Depreciation and amortization expense for the years ended March 31, 2008, 2009 and 2010, was $0.6 million, $0.9 million and $1.2 million, respectively.

              Accrued liabilities as of March 31, 2009 and 2010 consisted of the following (in thousands):

	As of March 31,
	2009	2010
Accrued marketing expenses	$1,311	$1,748
Accrued payroll expenses	1,090	2,269
Accrued state sales and use tax	921	1,103
Other accrued expenses	1,123	2,649
Income tax payable	187	1,054

Total accrued liabilities	$4,632	$8,823

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

5. Business Combinations

GameStrata, Inc.

              In June 2007, the Company acquired preferred stock representing a 9.7% interest in GameStrata, Inc. ("GameStrata"), an online networking community for video game players, for $0.3 million in cash, including transaction costs which were not material. The Company's share of the losses of GameStrata recorded under the equity method was not material in the fiscal years ended March 31, 2008 or 2009. In October 2008, the Company purchased the remaining outstanding shares of GameStrata for an aggregate purchase price of $0.7 million. Consideration consisted of 199,373 shares of common stock of the Company, valued at $3.40 per share, and included transaction costs, which were not material. Prior to the acquisition, the stockholders of GameStrata included the Company and certain stockholders of the Company, including holders of more than 5% of the Company's voting securities and their affiliates. The common stock of GameStrata was canceled at the time of the acquisition.

              The Company allocated the aggregate purchase price of $1.0 million, consisting of the acquisition-date carrying value of the initial June 2007 equity-method investment in the amount of $0.3 million, and the $0.7 million issued as consideration for the remaining equity interests in October 2008, to the tangible and identifiable intangible assets acquired based on their fair values, which were determined using generally accepted valuation techniques. The Company did not assume any significant liabilities from this acquisition. The goodwill that arose from the acquisition reflected value to the Company from acquiring a highly trained and qualified workforce.

              The following table summarizes the allocation of the purchase price of GameStrata (in thousands):

Estimated Fair Value
Tangible assets	$8
Intangible assets:
Domain names	80
Website	776
Goodwill	449
Deferred income taxes	(319)

Net assets acquired	$994

              The weighted-average useful lives for the above noted intangibles is three years, excluding the domain names and goodwill, which are both indefinite-lived. The goodwill is not deductible for tax purposes. The results of the operations of GameStrata have been consolidated with the Company's results since the acquisition on October 17, 2008.

              Subsequent to the acquisition, GameStrata did not perform as expected and the Company terminated the acquired workforce and shut down the website. As such, the Company determined that the goodwill and website acquired were fully impaired as of March 31, 2009. In the fiscal year ended March 31, 2009, the Company recorded an impairment loss of $1.1 million related to these assets, of which $0.7 million was included in "impairment of acquired website" and $0.4 million was included in "impairment of goodwill" in the consolidated statement of operations.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

5. Business Combinations (Continued)

              The following unaudited pro forma information represents the results of operations as if the acquisition was consummated on April 1 of the fiscal years ended March 31, 2008 and 2009 (in thousands):

	As of March 31,
	2008	2009
Revenues	$66,146	$84,670
Net income	$856	$2,966
Basic net income per share	$0.00	$0.08
Diluted net income per share	$0.00	$0.05

              The pro forma information set forth above is for informational purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition and related transactions occurred on the dates indicated, nor are the pro forma results necessarily indicative of the results to be expected for the full year or any future period. The primary adjustments in the pro forma information relate to additional amortization due to the changes in the basis of assets and interest expense related to the financing of the acquisition.

ShackNews Ltd.

              In January 2009, the Company acquired ShackNews Ltd. ("ShackNews"), a business dedicated to providing news, reviews and services related to video games. ShackNews includes www.shacknews.com, a website that provides video game news and reviews, and www.fileshack.com, an online subscription service for video game-related file downloads, including patches and demos. FileShack membership fees range from $6.95 to $39.95 for one- to 12-month subscriptions, respectively.

              The Company acquired ShackNews for an aggregate purchase price of $3.1 million, including transaction costs, which were not material. The consideration consisted of $0.5 million in cash, a note payable for $2.0 million and a revenue sharing agreement that includes a minimum future payment of $1.0 million and contingent future payments of up to $0.5 million. The note payable and revenue sharing agreement are being paid in installments through October 2014. As there was no interest rate stated in the purchase agreement, the Company imputed interest on the note payable and non-contingent future payments for a total discount of $0.4 million. The related amounts payable, which are included in other long-term and current liabilities in the consolidated balance sheets, are net of the $0.4 million discount. The discount is being amortized to interest expense over the term of the amounts payable. Amortization of the discount in the fiscal year ended March 31, 2009 and 2010 was not material. Any amounts paid pursuant to the revenue sharing arrangement in excess of the $1.0 million minimum guaranteed amount will be recorded as an increase in goodwill from the acquisition in the period they become payable.

              The following table outlines the future annual payments by fiscal year related to the note payable, exclusive of the revenue sharing agreement, as of March 31, 2010 (in thousands):

2011	$500
2012	500
2013	500

$1,500

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

5. Business Combinations (Continued)

              The amount to be paid in accordance with the revenue sharing agreement is contingent upon the amount of revenues earned in future periods. In the event that the total revenue share payments through April 30, 2014 are less than $1.0 million in the aggregate, the Company shall pay the difference between $1.0 million and the aggregate revenue share payments paid or payable through April 30, 2014, in two equal installments on April 30, 2014 and October 30, 2014.

              The Company allocated the purchase price to the tangible and identifiable intangible assets acquired based on their fair values, which were determined using generally accepted valuation techniques. The Company did not assume any significant liabilities from this acquisition. The goodwill that arose from the acquisition reflected value to the Company from acquiring a highly trained and qualified workforce.

              The following table summarizes the allocation of the purchase price of ShackNews (in thousands):

Estimated Fair Value
Tangible assets	$11
Intangible assets:
Domain names	323
Website	531
Goodwill	2,243
Deferred income taxes	19

Net assets acquired	$3,127

              The weighted-average useful lives for the above noted intangibles is three years, excluding the domain names and goodwill, which are both indefinite-lived. The results of the operations of ShackNews have been consolidated with the Company's results since the acquisition.

              The following unaudited pro forma information represents the results of operations as if the acquisition was consummated on April 1 of the fiscal years ended March 31, 2008 and 2009 (in thousands):

	Fiscal Year Ended March 31,
	2008	2009
Revenues	$66,721	$85,086
Net income	$1,569	$3,937
Basic net income per share	$0.00	$0.15
Diluted net income per share	$0.00	$0.09

              The above pro forma information is for informational purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition and related transactions occurred on the dates indicated, nor are the pro forma results necessarily indicative of the results to be expected for the full year or any future period. The primary adjustments in the pro forma information relate to additional amortization due to the changes in the basis of assets and interest expense related to the financing of the acquisition.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

6. Goodwill, Intangible and Other Noncurrent Assets

              Goodwill and indefinite-lived intangibles are tested for impairment at least annually and more frequently if an event occurs that indicates they may be impaired. The Company recorded impairment losses of $0.4 million and $1.5 million in the fiscal years ended March 31, 2009 and 2010, respectively.

              The following table provides information regarding the Company's intangible assets with finite lives as of March 31, 2009 and 2010 (in thousands):

		As of March 31, 2009			As of March 31, 2010
	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Acquired websites	3	$940	$276	$664	$940	$569	$371

              Amortization expense for intangible assets with finite lives was $0.1 million, $0.2 million and $0.3 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

              The following table outlines the estimated future amortization expense by fiscal year related to intangible assets held as of March 31, 2010 (in thousands):

2011	$194
2012	177

$371

              As of March 31, 2009, intangible assets not subject to amortization were comprised of $2.2 million related to goodwill and $0.5 million related to certain Internet domain names. As of March 31, 2010, intangible assets not subject to amortization were comprised of $0.7 million related to goodwill and $0.5 million related to certain Internet domain names.

              Prior to the business combinations completed during the fiscal year ended March 31, 2009, the Company had no goodwill. The following table shows changes in the carrying value of goodwill during the fiscal year ended March 31, 2010 (in thousands):

	As of March 31,
	2009	2010
Beginning carrying value	$—	$2,243
Goodwill acquired	$2,692	$—
Impairment losses	$(449)	$(1,500)
Tax adjustment	$0	$(4)

Ending carrying value	$2,243	$739

              The Company's accumulated goodwill impairment charges since its adoption of authoritative guidance issued by the FASB on goodwill and intangible assets, as of March 31, 2009 and 2010 was $0.5 million and $2.0 million, respectively.

              As of March 31, 2009 and 2010, the carrying value of goodwill was allocated to the Advertising operating segment (see Note 13—Segment Information).

              Impairment Reviews of Goodwill and Indefinite-Lived Intangible Assets—The Company reviews goodwill and intangible assets for impairment annually, or more often if events or circumstances indicate

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

6. Goodwill, Intangible and Other Noncurrent Assets (Continued)

that impairment may have occurred. Goodwill and indefinite-lived intangibles are reviewed annually as of January 1. Goodwill is evaluated at the reporting unit level, which may be the same as a reportable segment or a level below a reportable segment. As of March 31, 2009 and 2010, the carrying value of goodwill was allocated to the Advertising operating segment (see Note 13—Segment Information).

              The Company performed the impairment testing of the Advertising operating segment by comparing the estimated fair value of the reporting unit to the carrying value of the reported net assets, with such testing occurring as of January 1. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units, which is inherently subjective. The Company considers a number of factors, including the input of an independent appraisal firm, in conducting the impairment testing. The Company estimates the fair value using a combination of the income and market value approaches for the reporting unit in which the goodwill resides. Under the income approach, the Company calculates the fair value of the reporting unit based on the present value of future cash flows based on the most recent financial projections for the reporting unit. The financial projections are management's best estimates based on current forecasted market conditions. The calculation of fair value incorporates many assumptions including future growth rates, profit margins and discount factors; such assumptions are consistent with our annual budgeting and forecasting process. Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods. In concluding on the fair values, the Company also considers the market value approach and the reasonableness of the implied valuation multiples resulting from the discounted cash flow analyses in comparison to valuation multiples from publicly traded companies in the Advertising operating segments industry and relevant transactions.

              2010 Impairment Charge—For the fiscal year ending March 31, 2010 we recorded an impairment charge of $1.5 million against the total goodwill balance of $2.2 million assigned to the Advertising operating segment. We also evaluated the Advertising operating segments indefinite-lived intangibles, which consisted of $0.5 million of certain Internet domain names. The Company concluded that the fair value of the Advertising operating segments indefinite-lived intangibles exceeded their carrying amount and were not considered to be impaired. The Company performed a two-step impairment test. Under the first step of the goodwill impairment test, the Advertising operating segment is required to compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the Advertising operating segment does not perform the second step. If the results of the first step impairment test indicate that the fair value of a reporting unit does not exceed its carrying amount, then the second step of the goodwill impairment test is required. The results of the first step impairment test for the Advertising operating segment indicated that its carrying value was greater than its fair value and thus the second step of the impairment test was performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The impairment loss is measured by the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill. Our estimated fair value of such assets was compared to the net book value, resulting in an impairment charge of $1.5 million.

              The $2.2 million goodwill allocated to the Advertising operating segment as of March 31, 2009 was entirely comprised of goodwill recorded upon the January 2009 acquisition of ShackNews, Ltd. In developing the forecast for use in the 2010 impairment evaluation, we incorporated the expertise and experience gained during our first full year of operations after integrating ShackNews into our Advertising segment. Based on this experience and the integrated segment operations and performance, our future projected cash flows have been adjusted accordingly.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

6. Goodwill, Intangible and Other Noncurrent Assets (Continued)

              Other Noncurrent Assets—During the fiscal year March 31, 2009, the Company entered into a settlement agreement with a third party pursuant to which the Company paid $0.4 million in cash and obtained the right to use patents held by such third party through April 2022. This amount, net of amortization, is included in other noncurrent assets as of March 31, 2009 and 2010. As of March 31, 2009 and 2010, other noncurrent assets also include unamortized debt issuance costs, which are not material, related to the revolving credit agreement described in Note 7.

7. Credit Facility

              The Company maintains a revolving credit agreement with a financial institution in the amount of $5.0 million. In March 2007, the Company obtained an additional credit facility with the same financial institution in the amount of $2.5 million or 50% of the average of the Company's prior three months of subscription revenues, as defined. Borrowings under this agreement totaled $3.5 million and $1.3 million at March 31, 2009 and 2010, respectively, and this agreement was renewed during the fiscal year ended March 31, 2009, extending the due date from August 31, 2008 to August 31, 2010. Interest on borrowings is payable at 1.125% above prime rate for the revolving credit (5.125% as of March 31, 2010) and 1.625% above prime rate for the additional credit (5.625% as of March 31, 2010). The borrowings are collateralized by substantially all the assets of the Company, other than the Company's intellectual property assets. The agreement contains financial covenants relating to dividend distribution restrictions and the maintenance of minimum financial ratios.

              In the fiscal year ended March 31, 2007 and prior fiscal years, the Company issued to the financial institution warrants to purchase the Company's preferred and common stock. No warrants were issued to the financial institution in the fiscal years ended March 31, 2009 or 2010. All of the warrants were fully vested and exercisable upon issuance. As of March 31, 2009 and 2010, all of the warrants remain outstanding (see Note 10). The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The fair value of the warrants issued in the fiscal year ended March 31, 2007 was not significant and was treated as a debt-issuance cost, which has been fully amortized to expense over the term of the credit agreement for which the warrants were issued.

8. Commitments and Contingencies

Lease Commitments

              The Company leases its facilities under noncancelable operating leases with expiration dates in the fiscal years ending March 31, 2011, 2012, 2013 and 2014. Future minimum lease payments under noncancelable operating leases as of March 31, 2010 were as follows (in thousands):

2011	$1,443
2012	1,252
2013	717
2014	83

Total	$3,495

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

8. Commitments and Contingencies (Continued)

              Rent expense associated with the operating leases was $0.6 million, $0.8 million and $0.9 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

Legal Contingencies and Other Commitments

              The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business.

              As of March 31, 2009 and 2010, the Company had no significant pending or outstanding litigation. On April 23, 2009, the Company filed a complaint with the Postal Regulatory Commission in Washington, D.C. asserting that the U.S. Postal Service is in violation of 39 U.S.C. §§101(d), 403(c), 404(b) and 3622(6)(8). Since November 2002, the Company has shipped its mailers with cardboard protectors to reduce the breakage of video games in transit. These protectors increase the size and weight of the mail pieces enough to require their mailing as two-ounce flats. The Company's complaint filed with the Postal Regulatory Commission asserts that the Company is being unlawfully discriminated against as a customer that uses First-Class Mail to send and receive video games. The Company seeks to receive from the Commission a prescription for reasonable and nondiscriminatory rates and terms of service. The relief the Company seeks includes, among other things, the opportunity to bypass automated letter processing of our mailers at rates comparable to those currently offered to certain other online movie and video game subscription services.

9. Stockholders' Equity

Common Stock

              Holders of common stock are entitled to one vote per share on all matters to be voted upon by the Company's stockholders, and are entitled to dividends if and when declared by the board of directors.

Convertible Preferred Stock

              As of March 31, 2010, convertible preferred stock consisted of the following:

	Par Value	Number of Shares Authorized	Number of Shares Issued and Outstanding	Dividends Per Share	Liquidation Value Per Share	Total Liquidation Value
						(in thousands)
Series A	$0.0001	2,037,500	1,988,065	$0.08	$1.00	$1,988
Series B	0.0001	3,719,051	3,659,051	0.10	1.25	4,574
Series C	0.0001	1,991,943	1,983,878	0.25	3.10	6,150
Series D	0.0001	2,329,185	2,302,717	0.30	3.78	8,704

Total		10,077,679	9,933,711			$21,416

              The preferred stock has a liquidation preference over the common stock equal to the original share price of the preferred stock plus any dividends if declared but unpaid thereon. In the event of any voluntary or involuntary liquidation, dissolution, winding-up, sale of the Company or the merger of

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

9. Stockholders' Equity (Continued)

the Company into an entity whereby the stockholders of the Company hold less than 50% of the voting power of the capital stock of the entity, the holders of preferred stock will receive an amount equal to the liquidation preference of each series as applicable. All classes of preferred stock share the proceeds of liquidation on parity with each other prior to distribution to holders of common stock. Any remaining proceeds after such initial distribution are distributed to the holders of common stock and holders of Series D preferred stock, pro rata on an as-converted basis with respect to the holders of Series D preferred stock until the holders of Series D preferred stock shall have received $11.33 per share (as adjusted for stock splits), including the initial distribution to the holders of Series D preferred stock. Thereafter, any remaining proceeds are distributed to the holders of common stock.

              Each share of preferred stock is immediately convertible at the holder's option into one share of common stock. Conversion is mandatory in the event of a public offering of the Company's common stock meeting certain specified criteria or the requisite vote of the holders of preferred stock. The conversion price of the convertible preferred stock is subject to downward adjustments for certain dilutive issuances of capital stock.

              On October 16, 2009, one of our stockholders elected to exercise his conversion rights and converted 11,935 shares of Series A convertible preferred stock at the conversion price of $1.00 per share and 8,065 shares of Series C convertible preferred stock at the conversion price of $3.10 per share into 20,000 shares of common stock.

              Prior to paying any dividends on common stock, the Company must first pay dividends on preferred stock at the rate specified in the table above. After payment of such dividends, any additional dividends will be paid to the holders of the preferred stock and common stock on a pro-rata basis, assuming conversion of the preferred stock into common stock. Dividends are noncumulative, and no dividends have been declared through March 31, 2010. Each share of preferred stock has voting rights equal to the number of shares of common stock into which it is convertible.

10. Stock Plan and Warrants

Stock Plan

              In July 2002, the Company adopted the 2002 Stock Plan (the "Plan"). The Plan, as amended, provides for the grant of incentive stock options or nonstatutory stock options at the discretion of the board of directors. The Plan also allows for the grant of stock purchase rights. In the fiscal year ended March 31, 2008, the Company increased the number of shares of common stock reserved for issuance under the Plan to 5,400,000. In the fiscal year ended March 31, 2010, the Company increased the number of shares of common stock reserved for issuance under the Plan to 5,637,382. Options typically vest in four years and expire in ten years. As of March 31, 2010, the number of shares available for issuance under the Plan was 33,933.

Stock Options

              Employee stock-option compensation recorded under the minimum value method was not material as of March 31, 2009 or 2010 or for any of the fiscal years in the three fiscal years ended March 31, 2010.

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

10. Stock Plan and Warrants (Continued)

              The fair value of stock options granted for the fiscal years ended March 31, 2008, 2009 and 2010 was $0.9 million, $1.7 million and $3.2 million, respectively. As of March 31, 2010, there was $2.5 million of unrecognized compensation cost recorded under the fair-value method related to unvested outstanding stock options. The Company expects to recognize this cost over a weighted-average period of 3.4 years. The Company has recorded share-based compensation expense of $0.3 million, $0.8 million and $1.2 million under the fair value method for the fiscal years ended March 31, 2008, 2009 and 2010, respectively, for employee stock options granted since April 1, 2006. Tax benefits recognized related to stock-based compensation were not material. The weighted-average grant date fair value per share for options granted during the fiscal years ended March 31, 2008, 2009 and 2010 were $0.94, $1.55 and $3.63, respectively.

              The following table summarizes the weighted-average assumptions relating to the grant date fair value of the Company's stock options:

	Fiscal Year Ended March 31,
	2008	2009	2010
Dividend yield	0%	0%	0%
Volatility	59%	48%	46%
Risk free interest rate	3.20% - 5.08%	2.65% - 3.48%	2.69% - 3.01%
Expected term, in years	6.3	5.0 - 6.1	5.3 - 6.1

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

10. Stock Plan and Warrants (Continued)

              A summary of the activities related to the Company's options is as follows:

	Options Outstanding		Weighted Average Remaining Contractual Term (Years)
	Number of Shares	Weighted Average Exercise Price		Aggregate Intrinsic Value
				(in thousands)
Balance—April 1, 2007	3,413,074	$0.23	7.4
Granted	944,831	1.54
Exercised	(401,395)	0.20		1,040
Canceled	(241,734)	0.67

Balance—March 31, 2008	3,714,776	0.67	7.1
Granted	1,036,247	3.13
Exercised	(274,408)	0.53		636
Canceled	(122,241)	1.47
Expired	(95,092)	0.94

Balance—March 31, 2009	4,259,282	1.25	6.9	8,018
Granted	888,000	7.41
Exercised	(209,965)	2.57		1,288
Canceled	(400,667)	2.64
Expired	(260,410)	1.39

Balance—March 31, 2010	4,276,240	$2.32	6.4	$27,270

Options vested and exercisable—March 31, 2010	3,014,392	$0.86	5.1	$23,635

Vested and expected to vest—March 31, 2010	3,763,686	$2.18	6.2	$26,773

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

10. Stock Plan and Warrants (Continued)

              A table summarizing information on outstanding and exercisable options as of March 31, 2010 was as follows:

	Options Outstanding			Options Exercisable and Vested
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.10	251,875	2.6	$0.10	251,875	$0.10
0.12 - 0.31	1,001,459	3.2	$0.13	1,001,459	$0.13
0.47 - 0.57	293,000	4.8	$0.55	293,000	$0.55
0.59 - 0.64	132,500	5.9	$0.64	132,500	$0.64
0.70 - 0.78	543,770	6.4	$0.73	500,296	$0.73
1.02 - 2.45	635,860	7.3	$1.52	517,477	$1.44
2.77 - 3.13	429,776	8.4	$2.83	215,082	$2.80
3.18 - 3.40	205,000	8.5	$3.30	75,623	$3.29
3.61 - 3.61	55,000	9.4	$3.61	—	$—
8.34 - 8.34	728,000	9.8	$8.34	27,080	$8.34

	4,276,240	6.4	$2.32	3,014,392	$0.86

Common Stock Issued Pursuant to the Plan

              Pursuant to the Plan, during the fiscal years ended March 31, 2008, 2009 and 2010, the Company issued 4,847, 44,884 and 82,700 shares of common stock to individuals as compensation for services rendered equal to the estimated fair value of the Company's common stock on the issuance date. The related stock-based compensation expense was included in marketing in the consolidated statement of operations and totaled $0.1 million for the fiscal year ended March 31, 2009, and $0.4 million for the fiscal year ended March 31, 2010. The related stock-based compensation for the fiscal years ended March 31, 2008 was not material.

              The Company recorded stock-based compensation expense for stock options and common stock issued under the Plan to the same departments in which cash compensation was recorded as follows (in thousands):

	Fiscal Year Ended March 31,
	2008	2009	2010
Fulfillment	$69	$88	$74
Technology and development	109	478	325
Marketing	82	165	535
General and administrative	82	109	264

Total	$342	$840	$1,198

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

10. Stock Plan and Warrants (Continued)

Warrants

              During the fiscal year ended March 31, 2007 and prior fiscal years, the Company issued to a financial institution warrants to purchase the Company's preferred and common stock, which was recorded as debt issuance cost (see Note 7) and an increase in additional paid-in capital. During the fiscal year ended March 31, 2009 and prior fiscal years, the Company issued to third parties warrants to purchase the Company's preferred and common stock in connection with marketing and other arrangements. The fair value of these warrants, which was initially recorded as operating expense and an increase in additional paid-in capital, was not significant. During the fiscal year ended March 31, 2010, the Company issued to third parties warrants to purchase the Company's common stock, with declared prices ranging between $2.94 and $8.34, in connection with marketing arrangements. The fair value of these warrants, recorded as an operating expense and an increase to additional paid-in-capital was $0.2 million. The Company estimated the fair values of these warrants using a Black-Scholes valuation model.

              As of March 31, 2010, the following warrants to purchase both preferred and common stock of the Company were outstanding, vested, and exercisable:

	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Series A preferred stock	37,500	2.8	$1.00
Series B preferred stock	60,000	3.4	$1.25
Series D preferred stock	26,468	4.6	$3.78
Common stock	206,720	4.7	$2.77

              Effective April 1, 2009, the Company adopted authoritative guidance issued by the FASB on contracts in an entity's own equity that requires the convertible preferred stock warrants to be classified as liabilities at their estimated fair value with changes in fair value at each reporting date recognized in the statement of operations. The FASB guidance requires this treatment since the warrants are exercisable into preferred stock with provisions that protect holders from a decline in the stock price. The cumulative effect of the change in accounting for these warrants of $0.7 million was recognized as an adjustment to the opening balance of stockholders' equity as of April 1, 2009. The cumulative effect adjustment was the difference between the amounts recognized in the consolidated balance sheet before initial adoption of this FASB guidance and the amounts recognized in the consolidated balance sheet upon the initial application of such FASB guidance. The amounts recognized in the consolidated balance sheet as a result of the initial application of the guidance on April 1, 2009 were determined based on the amounts that would have been recognized if such FASB guidance had been applied from the issuance date of the warrants.

              During the fiscal year ended March 31, 2010, a warrant to purchase 52,910 shares of Series D preferred stock was exercised and the fair value of the warrant liability on the exercise date in the amount of $0.6 million was reclassified to additional paid-in capital. During the fiscal year ended March 31, 2010, the Company recorded a $1.0 million charge to the statement of operations for changes in the estimated fair value of preferred and common stock warrants. Of the $1.0 million charge, $0.6 million was included in change in fair value of warrants and $0.4 million was included in

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

10. Stock Plan and Warrants (Continued)

marketing in the consolidated statement of operations. The Company estimated the fair values of these warrants using a Black-Scholes valuation model. The following is a summary of the stock-based compensation expense for stock options and warrants (in thousands):

	Fiscal Year Ended March 31,
	2008	2009	2010
Fulfillment	$69	$88	$74
Technology and development	109	478	325
Marketing	82	165	901
General and administrative	82	109	264
Change in fair value of warrants	—	—	648

Total	$342	$840	$2,212

11. Fair Value of Financial Instruments

              The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Effective for the fiscal year ending March 31, 2009, the Company adopted these rules, except as it applies to those nonfinancial assets and nonfinancial liabilities. On April 1, 2009, the Company implemented the previously deferred provisions for nonfinancial assets and liabilities recorded or disclosed at fair value. This authoritative guidance defines fair value, establishes a framework to measure fair value, and expands disclosures about fair value measurements. The guidance establishes a fair value hierarchy used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is comprised of the following three categories:

              Level 1: Quoted market prices in active markets for identical assets or liabilities;

              Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; and

              Level 3: Unobservable inputs that are not corroborated by market data.

Recurring Level 3 Activity

              As described in Note 10, effective April 1, 2009, the Company adopted authoritative guidance issued by the FASB on contracts in an entity's own equity that requires the convertible preferred stock warrants to be classified as liabilities at their estimated fair value with changes in fair value at each reporting date recognized in the statement of operations. In addition, during the year ended March 31, 2010 the Company granted a common stock warrant that is classified as a liability and adjusted to fair value at each reporting date. Prior to April 1, 2009, none of the assets and liabilities of the Company included in the consolidated balance sheets were measured at fair value using significant unobservable inputs (Level 3). The table below provides a reconciliation of the beginning and ending balances for the major classes of assets and liabilities measured at fair value using significant unobservable inputs

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

11. Fair Value of Financial Instruments (Continued)

(Level 3). The table reflects gains and losses for the 12 months for all financial assets and liabilities categorized as Level 3 as of March 31, 2010 (in thousands):

Warrant liability:
Balance as of April 1, 2009:	$851
Total realized and unrealized gains (losses):
Included in other income (expenses)	1,015
Purchases, issuances, and settlement	(737)

Balance as of March 31, 2010	$1,129

              During the fiscal year ended March 31, 2010, a warrant to purchase 52,910 shares of Series D preferred stock was exercised and the fair value of the warrant liability on the exercise date in the amount of $0.6 million, which was charged to the statement of operation during such period, was reclassified to additional paid-in capital.

Fair Value Estimates

              The Company's fair value estimates as of March 31, 2010 were as follows (in thousands):

	Fair Value as of March 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Gains (losses) During the Fiscal Year Ended March 31, 2010
Liabilities Measured on a Recurring Basis:
Warrant liability	$1,129	$—	$—	$1,129	$(278)

Nonfinancial Items Measured at Fair Value on a Nonrecurring Basis

              Goodwill and indefinite-lived intangible assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized. As discussed in Note 2 above, the Company performs the impairment test for goodwill and indefinite-lived intangible assets on January 1st of each year. As of March 31, 2010, the goodwill and indefinite-lived intangible asset balances were $0.7 million and $0.5 million, respectively. As the fair value estimates of goodwill and the indefinite-lived intangible assets are based on significant unobservable inputs, they are classified as Level 3 under the fair value hierarchy.

Basis for Valuation

              The carrying values reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The basis for valuing goodwill and indefinite-lived intangibles is described in Note 6. As the Company's obligations under the credit facility are based on adjustable market interest rates, the Company has determined that the carrying value approximates the fair value. The fair value of the promissory note payable (see Note 5—ShackNews Ltd.) was computed

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

11. Fair Value of Financial Instruments (Continued)

using a discounted cash flow model using estimated market rates as of March 31, 2010. The carrying values and estimated fair values of these obligations are as follows (in thousands):

	As of March 31, 2010
	Carrying Value	Estimated Fair Value
Obligations under the credit facility	$1,250	$1,250
Promissory note payable	$2,196	$2,211

12. Income Taxes

              The provision (benefit) for income taxes for the fiscal years ended March 31, 2008, 2009 and 2010, consisted of the following (in thousands):

	Fiscal Years Ended March 31,
	2008	2009	2010
Current:
Federal	$14	$86	$262
State	46	319	970

	60	405	1,232

Deferred:
Federal	(406)	214	622
State	(393)	447	(938)

	(799)	661	(316)
Change in valuation allowance	799	(4,846)	—

Total income tax provision (benefit)	$60	$(3,780)	$916

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

12. Income Taxes (Continued)

              As of March 31, 2009, and 2010, the components of the Company's deferred tax assets and related valuation allowance were as follows (in thousands):

	Fiscal Year Ended March 31,
	2009	2010
Deferred tax assets:
Net operating loss carryforwards	$2,327	$1,689
Video game library amortization	1,697	1,530
Tax credit carryforwards	69	340
Accrued expense	234	398
Stock-based compensation	16	243
Amortization	—	572
Other	—	159

Deferred tax asets	4,343	4,931
Deferred tax liabilities:
Depreciation	(427)	(314)
Other	—	(35)
State taxes	(32)	(233)

Net deferred tax assets	$3,884	$4,349

              The difference between the statutory federal income tax rate and the Company's effective tax rate was as follows:

	Fiscal Year Ended March 31,
	2008	2009	2010
Tax at federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	5.4	65.1	2.4
Stock-based compensation	5.9	90.0	15.4
Impairment of goodwill	—	54.4	—
Warrants adjustment	—	—	16.2
Valuation allowance	(41.9)	(1,596.9)	—
Effect of increase in federal rate on deferred taxes	—	—	(5.4)
Other, net	(1.0)	5.0	3.3

Effective tax rate	3.4%	(1,347.4)%	66.9%

              As of March 31, 2010, the Company has federal and state net operating loss carryforwards of $3.1 million and $6.7 million, which begin to expire during the fiscal years ending March 31, 2023 and 2015, respectively.

              In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the federal and state

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

12. Income Taxes (Continued)

operating losses sustained in years prior to the fiscal year ended March 31, 2008, the Company had maintained a valuation allowance against its net federal and state deferred tax assets. In the fiscal year ended March 31, 2009, based on its second consecutive year of taxable income and projected taxable income, the Company released its valuation allowance resulting in a decrease of the allowance of $4.8 million.

              Effective April 1, 2007, the Company adopted authoritative guidance issued by the FASB on accounting for uncertainty in income taxes. This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company did not recognize any material net adjustment in its liability for unrecognized income tax benefits upon adoption of this guidance, including any amounts for interest and penalties.

              As of April 1, 2007, the Company had cumulative unrecognized tax benefits of $1.1 million. As a result of the Company's historical net operating losses from inception through the date of adoption, the unrecognized tax benefits did not result in any cumulative effect to retained earnings, and if recognized, would affect deferred income taxes. During the fiscal years ended March 31, 2008 and 2009, the Company increased its unrecognized tax benefits by $0.3 million and $0.4 million, respectively. During fiscal year ended March 31, 2010, the Company increased and decreased its unrecognized tax benefits by $0.3 million and $1.7 million, respectively. The decrease related to the Company's change in tax basis method for the recovery of video game costs. This change did not affect the effective tax rate.

              The following table summarizes the activity related to the Company's unrecognized tax benefits:

(in thousands)
Gross unrecognized tax benefits as of April 1, 2007	$1,066
Increases in tax positions for prior years	276
Decreases in tax positions for prior years	—
Settlements	—
Lapse in statute of limitations	—

Gross unrecognized tax benefits as of April 1, 2008	1,342
Increases in tax positions for prior years	447
Settlements	—
Lapse in statute of limitations	—

Gross unrecognized tax benefits as of April 1, 2009	1,789
Increases in tax positions for prior years	314
Decreases related to prior year tax position	(1,697)
Settlements	—
Lapse in statute of limitations	—

Gross unrecognized tax benefits as of March 31, 2010	$406

              Included in the balance of unrecognized tax benefits as of March 31, 2010 are $0.4 million of tax benefits that, if recognized, would affect the effective tax rate. The Company files federal and state

GAMEFLY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

12. Income Taxes (Continued)

tax returns in multiple jurisdictions. As of March 31, 2010, the Company is subject to examination by taxing authorities in all federal and state jurisdictions from the fiscal year ended March 31, 2003 to the fiscal year ended March 31, 2010, with few exceptions. The Company believes that it is reasonably possible that a decrease of up to $0.4 million in unrecognized tax benefits may occur within the next 12 months.

              The Company's policy is to classify interest accrued or penalties related to unrecognized tax benefits as a component of income tax expense. As of March 31, 2010, the total amount of accrued income tax-related interest and penalties before tax benefits was not material.

13. Segment Information

              The Company has adopted authoritative guidance issued by the FASB related to segment information disclosures, which requires segmentation based on the Company's internal organization and reporting of revenue and other performance measures. The Company's segments are designed to allocate resources internally and provide a framework to determine management responsibility. Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer. Based on this definition, the Company's only reportable segment is the Video Game Rental segment. The Company does not separately allocate operating expenses to this segment, nor does it allocate specific assets to this segment. Therefore, the segment information reported includes only revenues, cost of revenues and gross profit or loss and is presented in the consolidated statements of operations. In addition, the Advertising operating segment does not meet the quantitative thresholds to be considered a reportable segment, however it is separately presented in the consolidated statements of operations along with the reportable segment. The Company only operates in the United States of America, and therefore, does not provide any disclosures about geographic locations. There are no individual customers from which revenues amount to 10% or more of the Company's revenues.

14. Subsequent Events

              On June 22, 2010, the Company's board of directors approved an amendment of the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares by 200,000, which consisted of an increase of 200,000 shares in common stock from 20,180,699 to 20,380,699. The board of directors further approved an amendment of the 2002 Stock Plan to increase the shares reserved for issuance under the Plan by 300,000 shares from 5,637,382 shares to an aggregate total of 5,937,382 shares.

              The Company granted 236,000 options to purchase common stock to its employees on June 24, 2010 at an exercise price of $8.70 per share.

              The Company has evaluated subsequent events through July 7, 2010, the date through which the financial statements were available-to-be issued.

* * * * * *

              Through and including                        , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

GameFly, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Piper Jaffray

Cowen and Company

William Blair & Company

                        , 2010

PART II

Information Not Required In Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth all expenses to be paid by GameFly in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Item	Amount
SEC Registration fee		$3,565
FINRA filing fee		5,500
Listing fees		25,000
Legal fees and expenses			*
Accounting fees and expenses			*
Printing and engraving expenses			*
Transfer Agent and Registrar fees			*
Blue Sky fees and expenses			*
Directors' and Officers' Insurance			*
Miscellaneous expenses			*

Total	$

*
To be completed by amendment

Item 14.    Indemnification of Officers and Directors.

              Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

              In connection with this offering, we will obtain liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

              In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

              At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Item 15.    Recent Sales of Unregistered Securities.

              During the last three years, we made the following sales of unregistered securities:

    1.
    Since January 1, 2007, we have granted stock options to purchase an aggregate of 3,209,078 shares of our common stock at exercise prices ranging from $0.78 to $8.70 per share to a total of 160 employees, consultants and directors under our 2002 Stock Plan. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

    2.
    Since January 1, 2007, we have issued and sold an aggregate of 1,019,564 shares of our common stock to employees, consultants and directors at prices ranging from $0.10 to $8.34 per share pursuant to exercises of options and stock purchase rights granted under our 2002 Stock Plan for the aggregate purchase price of $1,368,710.41. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

    3.
    On March 1, 2007, we issued a warrant to purchase 48,077 shares of our common stock at an exercise price of $0.78 per share to Silicon Valley Bank. The issuance of the warrant was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

    4.
    Since February 15, 2008, we have issued warrants to purchase an aggregate of 115,221 shares of our common stock at exercise prices ranging from $2.45 to $8.34 per share to Future U.S., Inc. The issuances of the warrants were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

    5.
    On October 17, 2008, pursuant to an agreement and plan of merger with GameStrata, Inc., we issued an aggregate of 199,373 shares of our common stock to funds affiliated with Sequoia Capital, funds affiliated with Lehman Brothers Venture Partners and SVB Capital Partners II, L.P. The issuance of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

    6.
    On March 2, 2010, we issued and sold 52,910 shares of our Series D Preferred Stock to Best Buy Co., Inc. at $0.01 per share pursuant to exercises of a preferred stock purchase warrant for the aggregate purchase price of $529.10. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

              The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with GameFly, to information about GameFly.

Item 16.    Exhibits and Financial Statement Schedules.

    (a)
    Exhibits

Exhibit Number		Description of Exhibit
1.1	**	Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of GameFly, Inc.
3.2	*	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of GameFly, Inc. filed January 5, 2010
3.3	*	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of GameFly, Inc. filed February 9, 2010
3.4		Certificate of Amendment of the Amended and Restated Certificate of Incorporation of GameFly, Inc. filed June 23, 2010
3.5	*	Form of Amended and Restated Certificate of Incorporation of GameFly, Inc., to be effective upon closing of the offering
3.6	*	Amended and Restated Bylaws of GameFly, Inc., as amended to date
3.7	*	Form of Amended and Restated Bylaws of GameFly, Inc., to be effective upon the closing of the offering
4.1	**	Form of GameFly, Inc.'s Common Stock Certificate
4.2	*	Third Amended and Restated Investors' Rights Agreement by and among GameFly, Inc. and investors listed on Exhibit A thereto, dated as of November 15, 2004, as amended March 1, 2007
4.3	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated January 21, 2003
4.4	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated September 3, 2003
4.5	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated November 3, 2004
4.6	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated March 1, 2007
5.1	**	Form of Opinion of Orrick, Herrington & Sutcliffe LLP
10.1		GameFly, Inc. 2002 Stock Plan
10.2	*	GameFly, Inc. 2010 Omnibus Equity Incentive Plan
10.3	*	Form of Indemnification Agreement by and between GameFly, Inc. and each of its directors and officers
10.4	*	Offer Letter, between GameFly, Inc. and David Hodess, dated April 14, 2003, as amended December 9, 2008
10.5	*	Offer Letter, between GameFly, Inc. and Sean Spector, dated July 18, 2002, as amended July 23, 2002 and December 9, 2008
10.6	*	Offer Letter, between GameFly, Inc. and Stacey Peterson, dated January 4, 2010
10.7	*	Offer Letter, between GameFly, Inc. and Michael Gimlett, dated July 29, 2002

Exhibit Number		Description of Exhibit
10.8	*	Offer Letter, between GameFly, Inc. and Nilesh S. Seth, dated September 5, 2003
10.9	*	Offer Letter, between GameFly, Inc. and Terri Luke, dated November 5, 2004
10.10	*	Offer Letter, between GameFly, Inc. and Rachel Silverstein, dated December 19, 2005
10.11	*	Offer Letter, between GameFly, Inc. and Alison Davis, dated January 26, 2010
10.12	*	Office Lease entered into with LUI2 La Playa, L.P., dated August 8, 2008, as amended May 11, 2009
21.1	*	List of Subsidiaries
23.1		Consent of Deloitte & Touche LLP, an independent registered public accounting firm
23.2	**	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on page II-5)

*
Previously filed.

**
To be filed by Amendment. All other exhibits are filed herewith.
    (b)
    Financial Statement Schedule

              Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to our directors, officers and controlling persons pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

              We undertake that:

              (1)   for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (2)   for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirement of the Securities Act, the registrant has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on July 8, 2010.

GAMEFLY, INC.
By:	/s/ DAVID HODESS
	Name:	David Hodess
	Title:	Chief Executive Officer and President

              Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form S-1 has been signed below by the following persons on behalf of GameFly, Inc. and in the capacities and on the dates indicated:

Name		Title	Date

/s/ DAVID HODESS David Hodess		Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	July 8, 2010
/s/ STACEY PETERSON Stacey Peterson		Chief Financial Officer (Principal Financial and Accounting Officer)	July 8, 2010
* Sean Spector		Senior Vice President of Business Development and Content, Director	July 8, 2010
* Michael Moritz		Director	July 8, 2010
* Tom Banahan		Director	July 8, 2010
* Edward Lenk		Director	July 8, 2010
* Alison Davis		Director	July 8, 2010
*By:	/s/ DAVID HODESS David Hodess Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	**	Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of GameFly, Inc.
3.2	*	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of GameFly, Inc. filed January 5, 2010
3.3	*	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of GameFly, Inc. filed February 9, 2010
3.4		Certificate of Amendment of the Amended and Restated Certificate of Incorporation of GameFly, Inc. filed June 23, 2010
3.5	*	Form of Amended and Restated Certificate of Incorporation of GameFly, Inc., to be effective upon closing of the offering
3.6	*	Amended and Restated Bylaws of GameFly, Inc., as amended to date
3.7	*	Form of Amended and Restated Bylaws of GameFly, Inc., to be effective upon the closing of the offering
4.1	**	Form of GameFly, Inc.'s Common Stock Certificate
4.2	*	Third Amended and Restated Investors' Rights Agreement by and among GameFly, Inc. and investors listed on Exhibit A thereto, dated as of November 15, 2004, as amended March 1, 2007
4.3	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated January 21, 2003
4.4	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated September 3, 2003
4.5	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated November 3, 2004
4.6	*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated March 1, 2007
5.1	**	Form of Opinion of Orrick, Herrington & Sutcliffe LLP
10.1		GameFly, Inc. 2002 Stock Plan
10.2	*	GameFly, Inc. 2010 Omnibus Equity Incentive Plan
10.3	*	Form of Indemnification Agreement by and between GameFly, Inc. and each of its directors and officers
10.4	*	Offer Letter, between GameFly, Inc. and David Hodess, dated April 14, 2003, as amended December 9, 2008
10.5	*	Offer Letter, between GameFly, Inc. and Sean Spector, dated July 18, 2002, as amended July 23, 2002 and December 9, 2008
10.6	*	Offer Letter, between GameFly, Inc. and Stacey Peterson, dated January 4, 2010
10.7	*	Offer Letter, between GameFly, Inc. and Michael Gimlett, dated July 29, 2002
10.8	*	Offer Letter, between GameFly, Inc. and Nilesh S. Seth, dated September 5, 2003
10.9	*	Offer Letter, between GameFly, Inc. and Terri Luke, dated November 5, 2004
10.10	*	Offer Letter, between GameFly, Inc. and Rachel Silverstein, dated December 19, 2005
10.11	*	Offer Letter, between GameFly, Inc. and Alison Davis, dated January 26, 2010

Exhibit Number		Description of Exhibit
10.12	*	Office Lease entered into with LUI2 La Playa, L.P., dated August 8, 2008, as amended May 11, 2009
21.1	*	List of Subsidiaries
23.1		Consent of Deloitte & Touche LLP, an independent registered public accounting firm
23.2	**	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on page II-5)

*
Previously filed.

**
To be filed by Amendment. All other exhibits are filed herewith.